Form 20-F
period 2023-12-31
Semilux International Ltd.
filed 2024-05-15
CIK 1990950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-41965

Semilux International Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

4F., No. 32, Keya Rd., Daya Dist.
Central Taiwan Science Park
Taichung City 42881
Taiwan
+886 04 2567 3281

(Address of Principal Executive Offices)

Yung-Peng Chang, Chief Executive Officer

4F., No. 32, Keya Rd., Daya Dist.
Central Taiwan Science Park
Taichung City 42881
Taiwan
+886 04 2567 3281

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary shares, par value of $0.0001 per share	SELX	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of the issuer’s ordinary shares as of April 30, 2024 was 37,428,354 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐       Accelerated filer ☐       Non-accelerated filer ☒       Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

☒ U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

SEMILUX INTERNATIONAL LTD.

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to the terms “Semilux,” the Company,” “us,” “we” and words of like import refer to Semilux International Ltd., together with its subsidiaries, Taiwan Color Optics, Inc. and Semilux Ltd.

Industry and Market Data

In this annual report, we present industry data, information and statistics regarding the markets in which we compete as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Summary of the Annual report,” “Item 5. Operating and Financial Review and Prospects” “Item 4. Information on the Company” and other sections of this annual report.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors” in Section D under Item 3 of this annual report. These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Trademarks, Trade Names and Service Marks

We own or have rights to trademarks, trade names and service marks that it uses in connection with the operation of its business. In addition, our names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this annual report are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this annual report are listed without the applicable “©,” “SM” and “TM” symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” that are subject to risks and uncertainties. Statements that are not historical facts, including statements about us, and our perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding possible or anticipated future results of our business, financial condition, results of operations, liquidity, plans and objectives. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “project,” “may,” “will,” “could,” “should,” “potential” and similar words or expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The statements contained in this annual report regarding the following matters are forward-looking by their nature:

●	our projection of revenue and other operating results;

●	international, national or local economic, social or political conditions that could adversely affect the companies and their business;

●	our expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities and competitors, revenues, ability to raise capital, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives and pursue acquisition opportunities;

●	the effectiveness of our internal controls and our corporate policies and procedures;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	the volatility of the market price and liquidity of our Ordinary Shares and Warrants;

●	the risk that our properties may be subject to actions and opposition by non-governmental agencies;

●	a failure to secure the services and equipment necessary for our operations for the expected price, on the expected timeline, or at all;

●	any breaches of our cyber-security and loss of, or unauthorized access to, data;

●	internal control weaknesses and any misstatements of financial statements or our inability to meet periodic reporting obligations;

●	foreign currency and interest rate fluctuations;

●	the occurrence of an uninsurable event;

●	the potential physical effects of climate change on our production and costs;

●	our ability to obtain or maintain the listing of our Ordinary Shares on the Nasdaq or any other national stock exchange;

●	failure to comply with anticorruption, economic sanctions, and anti-money laundering laws;

●	the geographical concentration of our assets; and

●	seasonal weather conditions that may cause operational delays.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described under “Risk Factors” in Section D under Item 3 of this annual report.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to confirm these statements to actual results or to changes in our expectations.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and indebtedness. Not Applicable

C.	Reasons for the offer and use of proceeds. Not Applicable.

D.	Risk Factors

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in us. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition, results of operations, prospects and/or our share price.

Risks Related to the Company’s Business

The Company has incurred operating losses historically and expects to incur significant expenses and continuing losses at least for the near and medium term.

The Company incurred a net operating loss of NTD 84,948,000 (US$2,773,000) for the year ended December 31, 2023 and a net operating loss of NTD 19,369,000 (US$ 628,863.636) for the year ended December 31, 2022. The Company believes it will continue to incur operating and net losses each quarter in the foreseeable future. Even if the Company achieves profitability, there can be no assurance that the Company will be able to maintain profitability in the future. The Company’s potential profitability is particularly dependent upon the continued adoption of ADB technology and LiDAR technology by the automotive industry, continued support from the Company’s research partners, the market acceptance of the electric vehicle platform developed by Foxconn, any of which may not occur at the levels the Company currently anticipates or at all. The Company may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. There is no assurance that the Company will be able to obtain such additional financing or that it will be able to obtain such additional financing on favorable terms.

The Company’s evolving business model makes evaluating its business and future prospects difficult and may increase the risk of your investment.

The Company has historically specialized in research, development and production optical components, and has only been focused on developing ADB products and LiDAR products for autonomous driving systems since 2019. This relatively limited operating history in the ADB and LiDAR markets makes it difficult to evaluate the Company’s future prospects and the risks and challenges it may encounter.

In addition, the Company’s business model may undergo additional changes or differ from other manufacturers such that instead of manufacturing and selling complete ADB or LiDAR products, it may only sell certain components of ADB or LiDAR products, or only provide integrated circuit design services to manufacturing partners, which will then assemble the ADB or LiDAR solution in accordance with the Company’s design and sell the solution to the OEMs. To the extent that its business model does change, this will also render its historical operating history and financial data less useful in assessing its future prospects.

If the Company fails to address the risks and difficulties that it faces, including those described elsewhere in this “Risk Factors” section, its business, financial condition and results of operations could be adversely affected. The Company has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If the Company’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if it does not address these risks successfully, its results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

The Company expects to incur research and development costs and devote significant resources to developing new products, which could significantly reduce its profitability and may never result in revenue to the Company.

The Company’s research and development expenses were approximately NTD 40,921,000 (US$1,476,226.55), NTD 26,845,000 (US$874,000) and NTD 24,195,000 (US$790,170) for the years ended December 31, 2021, 2022 and 2023, respectively. The decline in research and development expenses for the year ended December 31, 2023 as compared with the year ended December 31, 2022 was primarily due to some adjustments to research and development schedule during the down trend of revenue. This led to delays in the research and development progress of certain ICs, LiDAR and ADB solutions by about 6 months. The Company expects to continue incur significant research and development costs going forward to conduct further research, development and tests on its products to further progress its efforts to commercialize these products.

The Company’s future growth depends on introducing new products that achieve successful commercialization by OEM partners. For example, the Company is designing the ADB and LiDAR solutions for the open electric vehicle platform of Foxconn’s Mobility In Harmony Platform (the “MIH Platform”). If the Company is unable to introduce new products and services or enhance its existing products and services in a timely and cost-effective manner, it fails to introduce products and services that meet market demand, its products fail to meet the technical, durability, cost-effectiveness requirement of the potential OEM partners, or it does not successfully develop products that is suitable for commercialization, it may lose its competitive position, its products may become obsolete, and its business, financial condition or results of operations could be adversely affected.

Developing the Company’s products is expensive, and the investment in product development may involve a long payback cycle, may not yield the expected returns or may not be recovered at all. The Company’s results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.

Additionally, future market share gains may take longer than planned and cause the Company to incur significant costs. Difficulties in any of the Company’s new product development efforts or its efforts to enter adjacent markets could adversely affect the Company’s business, operating results and financial condition.

The Company is creating innovative technology by designing and developing unique components. The high price of or low yield in these components may affect the Company’s ability to sell at competitive prices, or may lead to losses.

The Company’s ADB or LiDAR products integrates technological complex components, which requires precision in manufacturing and assembly. Many of these components are complex and contain multiple sophisticated elements. Volume production of these elements may require extreme precision and present challenges to their manufacturers. This can lead to increased costs of production of the components which the manufacturers may pass on to the Company or a production run may yield fewer usable components than what was desired or anticipated. Any such increased components cost or suboptimal yield in production of the Company’s components may significantly increase the Company’s production costs and thereby decrease its margins and potentially increase or cause losses for the Company.

The Company’s LiDAR products are substantially dependent on its relationship with the MIH Platform and its relationship with Foxconn, and its business could be materially and adversely affected if the MIH Platform was terminated.

The success of the Company’s LiDAR products is substantially dependent on its relationship with the MIH Platform. The Company has been selected as one of the suppliers of ADB and LiDAR solutions to the open electric vehicle platform of the MIH Platform. The Company’s products are currently in testing and validation phase with MIH Platform, and there can be no assurance that the Company will be able to maintain its relationship with the MIH Platform or Foxconn and/or secure orders from the MIH Platform or Foxconn. If the MIH Platform terminates or significantly alters or delays its open electric vehicle platform and/or alters its relationship with the Company in a manner that is adverse to the Company, the Company business and its prospects would be materially adversely affected.

The period of time from prototype design to implementation is long and the Company is subject to the risks of cancellation or postponement of contracts or unsuccessful implementation.

Prospective customers, including those in the automotive industry, generally must make significant commitments of resources to test and validate the Company’s products and confirm that they can integrate with other technologies before including them in any particular system, product or model. The development cycles of the Company’s products with new customers varies widely depending on the application, market, customer and the complexity of the product. In the automotive market, for example, this development cycle can be five to seven years. As a result of these lengthy development cycles, the Company spends significant time and resources to have its products selected by automotive OEMs and their suppliers for use in a particular vehicle model, which is known as a design win. If the Company does not achieve a design win with respect to a particular vehicle model, it may not have an opportunity to supply its products to the automotive OEM for that vehicle model for a period of many years. If the Company’s products are not selected by an automotive OEM or its suppliers for one vehicle model or if the Company’s products are not successful in that vehicle model, it is unlikely that its product will be deployed in other vehicle models of that OEM. Further, the Company is subject to the risk that customers cancel or postpone implementation of its technology, as well as that it will not be able to integrate its technology successfully into a larger system with other sensing modalities. If the Company fails to win a significant number of vehicle models from one or more of automotive OEMs or their suppliers, or its customers cancel or postpone implementation, its business, results of operations and financial condition will be materially and adversely affected.

If market adoption of ADB or LiDAR for autonomous vehicles does not continue to develop, or develops more slowly than the Company expects, its business will be adversely affected.

The Company has been and expects to continue to be significantly focused on the automotive applications of its ADB and LiDAR products. Despite the fact that the automotive industry has engaged in considerable effort to research and test ADB and LiDAR products for ADAS and autonomous driving applications, there is no guaranty that the automotive industry will introduce LiDAR products in commercially available vehicles.

LiDAR products are still relatively new in the market and it is possible that other sensor technologies and devices, based on new or existing technology or a combination of technologies, will achieve acceptance or leadership in the ADAS and autonomous driving industries. Even if LiDAR products are used in initial generations of autonomous driving technology and certain ADAS products, the Company cannot guarantee that LiDAR products will be designed into or included in subsequent generations of such commercialized technology. In addition, the Company expects that initial generations of autonomous vehicles will be focused on limited applications, such as robo-taxis, and that mass market adoption of autonomous technology may lag behind these initial applications significantly. The speed of market growth for ADAS or autonomous vehicles is difficult if not impossible to predict, and it is more difficult to predict this market’s future growth in light of the economic consequences of the COVID-19 pandemic and major geopolitical events including the ongoing military conflict in Ukraine. If commercialization of LiDAR products is not successful, or not as successful as the Company or the market expects, or if other sensing modalities gain acceptance by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants by the time autonomous vehicle technology achieves mass market adoption, the Company’s business, results of operations and financial condition will be materially and adversely affected.

ADB products are still relatively new in the market and it is possible that other more established manufacturers in the car light field develop their proprietary ADB products, based on new or existing technology or a combination of technologies, that receive more acceptance in the ADAS and autonomous driving industries. Currently, installation of ADB products is limited to luxury and high-end vehicles due to the costs of each system installed. The Company cannot guarantee that ADB products will be adopted by automotive manufacturers for vehicles in lower price ranges, or other optical systems will gain acceptance by automotive manufacturers. If ADB products are not widely adopted by the automotive industry, or not as widely as the Company or the market expects, or if other optical systems gain acceptance by developers of autonomous driving systems or ADAS, automotive OEMs, regulators and safety organizations or other market participants, the Company’s business, results of operations and financial condition will be materially and adversely affected.

The Company targets many customers that are large companies with substantial negotiating power, exacting product standards and potentially competitive internal solutions. If the Company is unable to sell its products to these customers, its prospects and results of operations will be adversely affected.

Many of the Company’s customers and potential customers are large, multinational companies with substantial negotiating power relative to the Company and, in some instances, may have internal solutions that are competitive to the Company’s products. These large, multinational companies also have significant resources, which may allow them to acquire or develop competitive technologies either independently or in partnership with others. Accordingly, even after investing significant resources to develop a product, the Company may not secure a design win or may not be able to commercialize a product on profitable terms. If the Company’s products are not selected by these large companies or if these companies develop or acquire competitive technology or negotiate terms that are disadvantageous to the Company, it will have an adverse effect on the Company’s business.

Adverse conditions in the automotive industry or the global economy more generally could have adverse effects on the Company’s results of operations.

The Company’s business is directly affected by and significantly dependent on business cycles and other factors affecting the global automobile industry and global economy generally. Automotive production and sales are highly cyclical and depend on general economic conditions and other factors, including consumer spending and preferences, changes in interest rates and credit availability, consumer confidence, fuel costs, fuel availability, environmental impact, governmental incentives and regulatory requirements and political volatility, especially in energy-producing countries and growth markets. In addition, automotive production and sales can be affected by automotive manufacturers’ ability to continue operating in response to challenging economic conditions and in response to regulatory requirements and other factors. The volume of automotive production in North America, Europe, the PRC, Japan and rest of the world has fluctuated, sometimes significantly, from year to year, and the Company expects any such fluctuations to give rise to fluctuations in the demand for its products. Any significant adverse change in any of these factors may result in a reduction in automotive sales and production by automotive manufacturers and could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company operates in a highly competitive market against a large number of both established competitors and new market entrants, and some market participants have substantially greater resources than the Company.

The markets for sensing technology applicable to autonomous solutions across numerous industries and intelligent ADB systems are highly competitive.

The Company’s future success will depend on its ability to maintain its lead by continuing to develop advanced ADB and LiDAR technology in a timely manner and to stay ahead of existing and new competitors. The Company’s competitors are numerous and they compete with it directly by offering ADB and/or LiDAR products and indirectly by attempting to solve some of the same challenges with different technology. The Company faces competition from camera and radar companies, other developers of LiDAR products, car lamp manufacturers, automotive manufacturers and other technology and automotive supply companies, some of which have significantly greater resources than it does. Some examples of the Company’s competitors for its LiDAR products include Hesai, Innoviz, Velodyne and Luminar. Some examples of the Company’s competitors for its ADB products include Xinyu Co., Ltd. and Osram Licht AG. In the automotive market, the Company’s competitors have commercialized non-LiDAR-based ADAS technology which has achieved market adoption, strong brand recognition and may continue to improve. Other automotive manufacturers are working towards develop LiDAR products and/or ADB products and either by themselves, or with a publicly announced partner, have substantial financial, marketing, research and development and other resources.

The automotive market is highly competitive, and Company may not be successful in competing in this industry.

The automotive industry is highly competitive. Businesses within the industry compete on many factors, including pricing, brand recognition, product quality and designs and manufacturing scale and efficiency.

The Company competes for sales of its products with other established automotive component suppliers and new entrants. Some of the Company’s competitors may have established market positions, well known brands and relationships with customers and suppliers. Competition for the Company could intensify in the future due to continuing globalization of the automotive industry, new market entrants and consolidation in the worldwide automotive industry.

The Company expects that more competitors will enter the specific automotive market that it targets, and these new entrants will further increase competition. Further, the Company may experience increased competition for components and other parts, which may have limited supply.

The Company monitors competitive factors on an ongoing basis and may from time to time adjusts its prices and provides promotions due to competitive factors beyond its control, such as industry trends and pricing pressure, could adversely affect its margins and profitability.

The Company is dependent, directly and indirectly, on suppliers for component parts and raw materials. Suppliers may fail to deliver components and raw materials according to the Company’s schedule and at prices, quality and volumes acceptable to it.

The Company depends on third-party suppliers for key components in its products like semiconductor chips and interior parts. Raw materials may be subject to price fluctuations due to various factors beyond the Company’s control, including market conditions and global demand for these materials, which may directly or indirectly, have an adverse impact on its operating costs and profit margins. The supply chain exposes the Company to multiple potential sources of delivery failure or component shortages.

If suppliers become unable to provide, or experience delays in providing components and raw materials, the Company’s business could be disrupted, including the Company’s ability to meet its targeted schedules for deliveries to tier 1 suppliers. If existing supply agreements are terminated or renewed on less favorable terms, the Company may face difficulty or delays in finding replacement suppliers able to provide components or other supplies of comparable quality. Any such alternative suppliers may be located a long distance from the Company’s facilities, which may lead to increased costs or delays, or the terms of such new agreements may be made on less favorable terms. If the Company’s manufacturers or suppliers become unwilling or unable to provide an adequate supply of semiconductor chips, with respect to which there has been a global shortage, the Company would not be able to find alternative sources in a timely manner and its business would be adversely impacted.

Changes in business or macroeconomic conditions, governmental regulations and other factors beyond the Company’s control or that it does not presently anticipate could affect its ability to receive components from suppliers. Under the Company’s purchase orders, it could be subject to penalties and price adjustments as a result of any volume shortfalls in its orders.

Concerns over inflation, geopolitical issues, global financial markets and the COVID-19 pandemic have led to increased economic instability and expectations of slower global economic growth. For example, following Russian military actions related to Ukraine in February 2022, commodity prices, including the price of oil, gas, nickel, copper and aluminum, have increased. Such disruptions to the global economy, together with inflationary pressures, has at times disrupted, and in the future may disrupt, the global supply chain and affect the Company’s ability to secure (or the cost of securing) components, raw materials or other supplier. An increase in raw material costs may require the Company to increase its prices for its products, which could adversely impact its price competitiveness. In 2022, as the pandemic-related economic instability eased, the U.S. Federal Reserve started tapering its quantitative easing monetary policies in response to elevated inflation levels (from high food and energy prices and broader pressures) and supply and demand imbalances. The U.S. Federal Reserve raised the benchmark federal-funds rate from 0.25% in March 2022 to 5.50% in July 2023 and it is possible that the U.S. Federal Reserve will continue to increase the funds rate. The financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of several banks in the first half of 2023, driven by bank runs or simultaneous withdrawals by depositors due to various reasons, including lack of confidence in the banking system. These developments may adversely impact global liquidity, heighten market volatility and increase U.S. dollar funding costs resulting in tightened global financial conditions and fears of a recession. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies.

Suppliers may experience disruptions in their operations, including due to equipment breakdowns, labor strikes or shortages, shipping container shortages, financial difficulties, natural disasters, component or material shortages, cost increases, acquisitions, changes in legal or regulatory requirements, or other similar problems. Some of the part that the Company utilizes for its products are obtained through short- and medium-term orders rather than long-term supply agreements. This may expose the Company to fluctuations in prices of components, materials and equipment.

Cyber-attacks and malicious internet-based activity directed at supply chains have increased in frequency and severity, and the Company cannot guarantee that third parties and infrastructure in its supply chain or its third-party partners’ supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to its information technology systems or the third-party information technology systems that support it and its services. Ransomware attacks, including by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in its operations, loss of data, and income, reputational harm, and diversion of funds. While the Company conducts risk assessments and gap analyses and have implemented monitoring and defense solutions for its networks, devices applications, and system processes, there can be no assurance that any mitigation measures that it has taken or will take will be successful in preventing or minimizing the consequences of cyber-attacks or similar incidents.

The Company’s success will be dependent upon its ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers.

Currently, the Company has multiple collaborating raw material suppliers and outsourcing manufacturers. In the years ending December 31, 2023, 2022 and 2021, the largest supplier of the Company accounted for approximately 88.3%, 39.7% and around 69% of the total purchases, whi  le the second-largest supplier accounted for 2.8%, 15.7% and around 18% of the total purchases, respectively. The Company’s success will be dependent upon its ability to maintain its relationships with existing suppliers and enter into new supplier agreements. The Company relies on suppliers to provide key components and technology for its products. Supplier agreements and purchase orders that the Company has, and may enter into with key suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In addition, if the Company’s suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, the Company would be required to take measures to ensure components and materials remain available. Any supply chain disruption could affect the Company’s ability to deliver its products and could increase the Company’s costs and negatively affect the Company’s liquidity and financial performance.

The Company generates a significant portion of its revenue from sales to customers in the PRC, so the Company’s business is susceptible to any change in the PRC’s general political and economic environment.

The Company historically derives a significant portion of its revenue from sales to customers located in the PRC. In the year ended December 31, 2023, 2022 and 2021, sales to customers located in the PRC accounted for approximately 62.5%, 73.5% and 83.6% of total revenue for the period. Accordingly, the results of operations and prospects of the Company are subject to economic, political and legal developments in the PRC.

The financial reforms that begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in the PRC may from time to time be modified or revised. The PRC’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors. The Chinese government has implemented measures to encourage economic growth and guide the allocation of the resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, the Company’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.

Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2022. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have a material adverse effect on a specific industry including our operating companies in the PRC. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect the Company’s competitive position.

In addition, the Chinese government has substantial influence over the manner in which the businesses conduct their operations in the PRC. For instance, the Chinese government has recently published policies that significantly affected certain industries such as the education and internet industries. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. There is no assurance that the Chinese government will not announce new policies that significantly affects the manner in which the Company conducts its business in the PRC, which could materially and adversely impact the results of the Company’s operations and future prospects.

The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for LiDAR development efforts could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.

Any reduction, elimination, alteration, ineligibility, unavailability or discriminatory application of government grants that the Company indirectly receives in relation to its research and development collaboration activities for LiDAR may result in the diminished competitiveness of the Company’s end product in this regard.

There is no guarantee that such government grants, which have been made available for development of LiDAR at NCHU, will be available in the future. If the current government grants are not available in the future, development of LiDAR may stagnate or cease, which could adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

The Company collaborates with a range of third parties, including for certain business partners for key aspects of its business, and any failure of these partners to deliver their services adequately will adversely impact its business, operations, reputation, results of operations and prospects.

The Company contracts with third parties and universities like the NCHU to provide certain products and services to its key customers. After designing certain semiconductor components, TCO plans to engage third party semiconductor manufacturers to produce IC chipsets based on TCO’s designs. The Company has also entered into a collaboration agreement with Professor Liu’s team at NCHU for the development of its LiDAR products.

Although the Company takes care to select its third-party business partners and contractors, it cannot control their actions. If the Company’s vendors fail to perform as the Company expects, its operations and reputation could suffer if the failure harms the vendors’ ability to serve the Company and its customers. One or more of these third-party vendors may experience financial distress, staffing shortages or liquidity challenges, file for bankruptcy protection, go out of business, or suffer disruptions in their business. The Company may not be able to renew or enter into new arrangements with its third-party providers on terms satisfactory to it. If the Company successfully grows its business as expected, its third-party providers will be required to meet increased requirements from it as it seeks to serve greater customer demand.

The use of third-party vendors represents an inherent risk to the Company that could materially and adversely affect its business, financial condition, results of operations, cash flows and prospects.

In addition, if any of the Company’s various counterparties experience financial difficulty, it could impact their ability to fund and pursue capital expenditures, carry out their operations in a safe and effective manner and satisfy regulatory requirements with respect to abandonment and reclamation obligations. If such companies fail to satisfy regulatory requirements with respect to abandonment and reclamation obligations, the Company may be required to satisfy such obligations and seek reimbursement from such companies. To the extent that any of such companies go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in such assets being shut-in, the Company potentially becoming subject to additional liabilities relating to such assets and the Company having difficulty collecting revenue due from such operators or recovering amounts owing to the Company from such operators for their share of abandonment and reclamation obligations. Any of these factors could have a material adverse effect on the Company’s financial and operational results.

The Company’s research and development efforts may not yield expected results.

Technological innovation is critical to the Company’s success, especially in relation to LiDAR. The Company has developed some of its technologies in-house, and it also collaborates with third-party business partners and universities for the design and continued development of its LiDAR headlight offerings. The Company has heavily invested in its research and development efforts and expect to continue doing so in the future. Research and development activities are inherently uncertain, and there can be no assurance that the Company will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs in relation to LiDAR. A delay in the development of LiDAR as part of the Company’s new advanced headlight offerings could delay its expected timelines to bring such products to market, which would in turn damage its brand and reputation, adversely affect its business, financial condition, results of operations, cash flows and prospects and cause liquidity constraints.

The markets in which the Company competes are characterized by rapid technological change, which requires the Company to continue to develop new products and product innovations, and could adversely affect market adoption of its products.

While the Company intends to invest substantial amounts on research and development, continuing technological changes in sensing technology, as well as changes in the ADAS and autonomous driving industries, could adversely affect adoption of LiDAR or ADB and/or the Company’s products. The Company’s future success will depend upon its ability to develop and introduce a variety of new capabilities and innovations to its existing product offerings, as well as to introduce a variety of new product offerings to address the changing needs of the markets in which the Company offers its products.

If the Company is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or system configurations that meet customer requirements, including pricing, on a timely basis or that remain competitive with other technological alternatives, its products could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

If the Company fails to execute its growth strategy or manage growth effectively, its business, financial condition and results of operations would be adversely affected.

The expected continued growth and expansion of the Company’s business and execution of its growth strategy may place a significant strain on management, business operations, financial condition and infrastructure and corporate culture. With continued growth, the Company’s information technology systems and its internal control over financial reporting and procedures may not be adequate to support its operations and may allow data security incidents that may interrupt business operations and allow third parties to obtain unauthorized access to business information or misappropriate funds. The Company may also face risks to the extent such third parties infiltrate the information technology infrastructure of its contractors.

To manage growth in operations and personnel and execute its growth strategy, the Company will need to continue to improve its operational, financial and management controls and reporting systems and procedures. In addition, the Company may face difficulties as it expands its operations into new markets in which it has limited or no prior experience. Failure to manage growth effectively could result in difficulty or delays in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new products and services or enhancing existing products and services, loss of customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect the Company’s business, operating results and financial condition.

The Company may experience delays in launching and ramping the production of its products and features, or the Company may be unable to control its manufacturing costs.

The Company has previously experienced and may in the future experience launch and production ramp delays for new products. In addition, the Company may introduce in the future new or unique manufacturing processes and design features for its products. There is no guarantee that the Company will be able to successfully and timely introduce and scale such processes or features.

In particular, the Company’s future business depends in large part on the successful commercialization of its LiDAR and ADB products. The Company has relatively limited experience to date in design and manufacture LiDAR and ADB products for mass production vehicle platform. In order to be successful, the Company will need to implement, maintain and ramp up manufacturing capabilities, processes and supply chains and achieve the design tolerances, high quality and output rates. Bottlenecks and other unexpected challenges may arise during its production ramps, and the Company must address them promptly while continuing to improve manufacturing processes and reducing costs. If the Company is not successful in achieving these goals, it could face delays in commercialization of LiDAR and ADB products or be unable to meet its related cost and profitability targets.

Any delay or other complication in ramping the production of the Company’s current products or the development, manufacture, launch and production ramp of its future products, features and services, or in doing so cost-effectively and with high quality, may harm the Company’s business, prospects, financial condition and results of operations.

Failure to effectively expand the Company’s sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its solutions.

The Company’s ability to grow its customer base, achieve broader market acceptance, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on the Company’s ability to effectively expand its sales and marketing operations and activities. The Company relies on its business development, sales and marketing teams to obtain new OEM. The Company plans to continue to expand in these functional areas but it may not be able to recruit and hire a sufficient number of competent personnel with requisite skills, technical expertise and experience, which may adversely affect The Company’s ability to expand its sales capabilities. The hiring process can be costly and time-consuming, and new employees may require significant training and time before they achieve full productivity. Recent hires and planned hires may not become as productive as quickly as anticipated, and the Company may be unable to hire or retain sufficient numbers of qualified individuals. The Company’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified personnel attaining desired productivity levels within a reasonable time. The Company business will be harmed if investment in personnel related to business development and related company activities does not generate a significant increase in revenue.

If the Company fails to expand effectively into new markets, its revenues and business may be negatively affected.

New initiatives are inherently risky, as each involves unproven business strategies and new product offerings with which the Company has limited or no prior development or operating experience. The Company’s future success is mainly dependent on the successful commercialization of the Company’s LiDAR and ADB products. Developing the Company’s products is expensive, and the investment in product development may involve a long or unmaterialized payback cycle. Difficulties in any of its new product development efforts could adversely affect its business, financial condition and results of operations.

In addition, even if the Company’s products have achieved successful commercialization, the Company could experience increased warranty claims, reputational damage or other adverse effects, which could be material.

The Company’s investment of resources to develop new product offerings may either be insufficient or may result in expenses that are excessive as compared to revenue produced from these new product offerings. Even if the Company is able to keep pace with changes in technology and develop new products and services, its research and development expenses could increase, its gross margins could be adversely affected and its prior products could become obsolete more quickly than expected.

If the Company is unable to devote adequate resources to develop products or cannot otherwise successfully develop products or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its products and services could lose market share, its revenue could decline, it may experience higher operating losses, and its business and prospects could be adversely affected. Further, the Company’s development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from its existing business. If the Company does not realize the expected benefits of its investments, its business, financial condition, results of operations, and prospects, could be materially and adversely affected.

The Company’s success depends on its ability to develop and maintain relationships with its partners.

The success of the Company’s business depends on its ability to develop and maintain relationships with its partners, including its OEM partners, such as Foxconn and ZF Group. These relationships help the Company access new customers and build brand awareness through the adoption of the Company’s products. If the Company fails to maintain or develop relationships with OEMs, or if OEMs opt to partner with competitors rather than the Company, its revenues may decline and its business may suffer.

In addition, the Company collaborates with Dr. Wood-Hi Cheng (“Dr. Cheng”)’s team at NCHU on the development of the Company’s products. The relationship helps the Company to access research team and resources at NCHU. If the Company fails to maintain such relationship, the development on the Company’s products may be delayed, or faltered, which will, in turn, have a material adverse effect on the Company’s business, financial condition and operating results.

There can be no certainty that the Company will be able to identify and contract with suitable additional OEM partners. To the extent the Company does identify such partners, it will need to negotiate the terms of a commercial agreement with such partners. There can be no assurance that the Company will be able to negotiate commercially-attractive terms with additional OEM partners, if at all. The Company may also be limited in negotiating future commercial agreements by the provisions of its existing contracts.

the Company’s financial results may vary significantly from period to period due to fluctuations in its operating costs or expenses and other foreseeable or unforeseeable factors.

the Company expects its period-to-period financial results to vary based on its operating costs, which the Company anticipates will fluctuate as the pace at which it continues to design, develop and manufacture new products and increases production capacity by expanding its current manufacturing facilities and adding future facilities, may not be consistent or linear between periods. Additionally, the Company’s revenues from period to period may fluctuate as it introduces existing products to new markets for the first time and as the Company develops and introduces new products. The Post-Closing Company’s financial results may not meet expectations of equity research analysts, ratings agencies or investors, who may be focused only on short-term quarterly financial results. If this occurs, the trading price of the Company Ordinary Shares could fall substantially, either suddenly or over time, and the Company could face costly lawsuits, including securities class action suits.

the Company may experience delays in launching and ramping the production of its products and features, or the Company may be unable to control its manufacturing costs. TCO has previously experienced and may in the future experience launch and production ramp delays for new products and features. In addition, the Company may introduce in the future new or unique manufacturing processes and design features for its products. There is no guarantee that the Company will be able to successfully and timely introduce and scale such processes or features.

Should the Company pursue acquisitions in the future, it would be subject to risks associated with acquisitions.

the Company may acquire additional assets, products, technologies or businesses that are complementary to its existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into the Company’s own business would require attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If the Company completes future acquisitions, it may not ultimately strengthen its competitive position or achieve its goals and business strategy; the Company may be subject to claims or liabilities assumed from an acquired company, product, or technology; acquisitions the Company completes could be viewed negatively by its customers, investors, and securities analysts; and the Company may incur costs and expenses necessary to address an acquired company’s failure to comply with laws and governmental rules and regulations. Additionally, the Company may be subject to litigation or other claims in connection with the acquired company, including claims from terminated employees, former shareholders or other third parties, which may differ from or be more significant than the risks the Company’s business faces. If the Company is unsuccessful at integrating future acquisitions in a timely manner, or the technologies and operations associated with such acquisitions, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, which may disrupt the Company’s ongoing business and divert management’s attention, and the Company may not be able to manage the integration process successfully or in a timely manner. the Company may not successfully evaluate or utilize the acquired technology or personnel, realize anticipated synergies from the acquisition, or accurately forecast the financial impact of an acquisition transaction and integration of such acquisition, including accounting charges and any potential impairment of goodwill and intangible assets recognized in connection with such acquisitions. the Company may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect its financial condition or the market price of the Company Ordinary Shares. Furthermore, the sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to the Company’s shareholders. The occurrence of any of these risks could harm the Company business, financial condition, and results of operations.

The Company may need to raise additional funds and these funds may not be available when needed or may be available only on unfavorable terms.

The Company may need to raise additional capital in the future to further scale its business and expand to additional markets. The Company’s development timeline progresses as planned and corresponding expenditures are consistent with current expectations, both of which are subject to various risks and uncertainties, including those described herein. the Company may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from government or financial institutions. the Company cannot be certain that additional funds will be available on favorable terms when required, or at all. If the Company cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If the Company raises funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict the Company’s business, or other unfavorable terms. In addition, to the extent the Company raises funds through the sale of additional equity securities, the Company shareholders would experience additional dilution.

The Company is exposed to fluctuations in currency exchange rates.

The Company transacts business globally in multiple currencies and has foreign currency risks related to its revenue, costs of revenue and operating expenses. In addition, a portion of the Company’s costs and expenses have been, and the Company anticipates will continue to be, denominated in foreign currencies, including the U.S. dollar and Renminbi.

The majority of the Company’s products are sold through exports, which results in foreign currency translation when converted into New Taiwan Dollars. This creates gains or losses from foreign exchange. In fiscal years ended December 31, 2023, 2022 and 2021, the Company recorded exchange gains of NT$364,051 (U.S.$11,889) and NT$42,092,000 (U.S.$1,374,660) and exchange loss of NT$9,864,199 (U.S.$322,149), respectively. As over 90% of the Company’s sales are from exports, primarily in U.S. dollars, exchange rate fluctuations can significantly impact the company’s profitability. If U.S. dollar depreciate against the New Taiwan Dollar, our revenue, which is primarily denominated in U.S. dollar, will decrease, while our costs, which are primarily denominated in New Taiwan Dollar, will remain the same. As a result, our profitability, business, financial condition and results of operation could be materially and adversely affected.

The Company will continue to implement the following measures to mitigate the impact of exchange rate fluctuations on its profitability:

(a)	Collecting relevant information on exchange rate fluctuations, closely monitoring trends and changes, and maintaining close communication with banks to promptly respond to potential risks.

(b)	Maintaining an adequate level of foreign currency reserves, converting excess foreign currency into New Taiwan Dollars in a timely manner to reduce exchange rate risk.

(c)	Strengthening relationships with domestic suppliers and considering using foreign currency for payments when appropriate, depending on exchange rate trends, to mitigate exchange rate risk.

However, there is no assurance that the Company will be able to effectively manage the foreign exchange fluctuation or at all. The Company currently does not have any exchange hedge to mitigate the potential negative effect of exchange rate fluctuations. If the Company fails to manage the foreign exchange rate risks, the Company’s business, financial condition, and results of operation could be materially and adversely affected.

the Company’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

From time to time, the Company makes statements with estimates of the addressable market for its solutions and the global optical market in general. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the current COVID-19 pandemic. The estimates and forecasts relating to the size and expected growth of the target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity are difficult to predict. The estimated addressable market may not materialize for many years, if ever, and even if the markets meet the size estimates and growth forecasts, the Company’s business could fail to grow at similar rates.

Concentration of ownership among the Company’s existing executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

the Company’s directors, executive officers and their affiliates as a group will beneficially own approximately 60% of the outstanding the Company Ordinary Shares. As a result, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, any amendment of the articles of association and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholder.

The Company’s insurance coverage strategy may not be adequate to protect it from all business risks.

The Company may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against the Company, for which it may have no insurance coverage. The policies that the Company does have may include significant deductibles or self-insured retentions, policy limitations and exclusions, and the Company cannot be certain that its insurance coverage will be sufficient to cover all future losses or claims against it. A loss that is uninsured or which exceeds policy limits may require the Company to pay substantial amounts, which may harm its financial condition and results of operations.

If the Company fails to retain its existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s business requires disciplined execution at all levels of its organization. This execution requires an experienced and talented management team. If the Company were to lose the benefit of the experience, efforts and abilities of key executive personnel, it could have a material adverse effect on the Company’s business, financial condition and results of operations. Competition for skilled and experienced management is intense, and the Company may not be successful in attracting and retaining new qualified personnel required to grow and operate the Company’s business profitably.

Investor confidence and share value may be adversely impacted if the Company concludes that the Company’s internal control over financial reporting is not effective.

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company undertakes a number of procedures in order to help ensure the reliability of its financial reports, including those imposed on it under U.S. securities laws, the Company cannot be certain that such measures will ensure that it will maintain adequate control over financial processes and reporting. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s results of operations or cause it to fail to meet its reporting obligations. If the Company discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce investor confidence in its consolidated financial statements and effectiveness of the Company’s internal controls, which ultimately could negatively impact the market price of the Company’s common shares.

the Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

the Company will face increased legal, accounting, administrative and other costs and expenses as a public company that the Company did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require the Company to carry out activities the Company has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or material weaknesses in the internal control over financial reporting), the Company could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, the Company will purchase director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Management estimates are subject to uncertainty.

In preparing consolidated financial statements in conformity with GAAP, estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of such financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available, or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. Estimates may be used in management’s assessment of items such as fair values, income taxes, stock-based compensation and asset retirement obligations. Actual results for all estimates could differ materially from the estimates and assumptions used by the Company, which could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and future prospects.

Risks Related to Company’s Technology and Intellectual Property

The Company’s technology could have undetected defects, errors or bugs in hardware, firmware or software, which could reduce market adoption, damage the Company’s reputation with current or prospective customers, and/or expose the Company to product liability and other claims that could materially and adversely affect its business.

The Company may be subject to claims that its ADB or LiDAR products have malfunctioned and persons were injured or purported to be injured due to latent defects. Additionally, undetected errors, defects, especially as new products are introduced or as new versions are released, could result in serious injury, including fatalities, to the end users of technology incorporating the Company’s products, or those in the surrounding area. These risks are particularly prevalent in the ADAS markets and self-driving vehicles. Some errors or defects in the Company’s products may only be discovered after they have been tested, commercialized and deployed by customers. In accordance with customary practice in the automotive industry, the Company provides its customer with a time-limited warranty to its products. If such errors or defects occur within the respective warranty period, the Company may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against the Company by its customers or by third parties.

Any insurance that the Company carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. Any of these events could adversely affect the Company’s brand, reputation, financial condition or results of operations.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect the Company’s business and results of operations:

●	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work;

●	around errors or defects;

●	loss of existing or potential customers or partners;

●	interruptions or delays in sales;

●	equipment replacements;

●	delayed or lost revenue;

●	delay or failure to attain market acceptance;

●	delay in the development or release of new functionality or improvements;

●	negative publicity and reputational harm;

●	sales credits or refunds;

●	exposure of confidential or proprietary information;

●	diversion of development and customer service resources;

●	breach of warranty claims;

●	legal claims under applicable laws, rules and regulations; and

●	the expense and risk of litigation.

A successful product liability, warranty, or other similar claim could have an adverse effect on the Company’s business, financial condition and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Any legal proceedings or claims against the Company could be costly and time-consuming to defend and could harm its reputation regardless of the outcome.

The Company is and/or may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, including intellectual property, data privacy, product liability, employment, class action, whistleblower and other litigation claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause the Company to incur significant expenses or liability, or require the Company to change its business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect the Company’s financial condition and results of operations.

The Company’s properties may be subject to actions and opposition by non-governmental agencies.

The Company’s manufacturing and R&D facilities could be subject to physical sabotage or public opposition. Such public opposition could expose the Company to the risk of higher costs, delays or even project cancellations. The Company may not be able to satisfy the concerns of special interest groups and non-governmental organizations and attempting to address such concerns may require the Company to incur significant and unanticipated capital and operating expenditures. If any of the Company’s manufacturing and R&D facilities are the subject of physical sabotage or public opposition, it may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. The Company does not have insurance to protect against such risks.

Any failure, inadequacy, interruption, security failure or breach of the Company’s information technology systems, whether owned by the Company or outsourced or managed by third parties, could harm the Company’s ability to effectively operate its business and could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company relies heavily on its information technology systems for many functions across its operations, including managing the Company’s supply chain and inventory, processing customer transactions in the Company’s stores, allocating lens processing jobs to the appropriate laboratories, the Company’s financial accounting and reporting, compensating the Company’s employees and operating the Company’s websites. The Company’s ability to effectively manage its business and coordinate the sourcing, distribution and sale of its products depends significantly on the reliability and capacity of these systems. Such systems are subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, security breaches, acts of war or terrorist attacks, fire, flood and natural disasters. The Company’s servers could be affected by physical or electronic break-ins, and computer viruses or similar disruptions may occur. A system outage may also cause the loss of important data. The Company’s existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages.

In addition, the Company may have to upgrade its existing information technology systems from time to time in order for such systems to withstand the increasing needs of its expanding business. The Company relies on certain hardware, telecommunications and software vendors to maintain and periodically upgrade many of these systems so that it can continue to support the Company’s business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of the Company’s operations. The Company also depends on its information technology staff. If the Company cannot meet its staffing needs in this area, it may not be able to fulfill its technology initiatives while continuing to provide maintenance on existing systems.

The Company could be required to make significant capital expenditures to remediate any such failure, malfunction or breach with its information technology systems. Further, additional investment needed to upgrade and expand its information technology infrastructure would require significant investment of additional resources and capital, which may not always be available or available on favorable terms. Any material disruption or slowdown of the Company’s systems, including those caused by its failure to successfully upgrade our systems, and its inability to convert to alternate systems in an efficient and timely manner could have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks Related to Doing Business in Taiwan

the Company faces substantial political risks associated with doing business in Taiwan and in the PRC, including obtaining certain approvals from the Investment Commission of the Ministry of Economic Affairs in Taiwan, particularly due to the relationship between Taiwan and the PRC.

the Company’s principal executive offices and substantially all of its assets are located in Taiwan, and substantially all of its revenues are derived from its operations in Taiwan. Accordingly, the Company’s business, financial condition and results of operations and the market price of the Company Ordinary Shares may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan which are outside of the Company’s control. Taiwan has a unique international political status. The PRC government asserts sovereignty over the PRC and Taiwan and does not recognize the legitimacy of the government of Taiwan. The PRC government has indicated that it may use military force to gain control over Taiwan if Taiwan declares independence or if Taiwan refuses to accept the PRC’s stated “One China” policy. In addition, on March 14, 2005, the National People’s Congress of the PRC passed what is widely referred to as the “anti-secession” law, a law authorizing the PRC military to respond to efforts by Taiwan to seek formal independence. An increase in tensions between Taiwan and the PRC and the possibility of instability and uncertainty could adversely affect the prices of the Company’s Securities. It is unclear what effects any of the events described above may have on relations with the PRC. Relations between Taiwan and the PRC and other factors affecting Taiwan’s political environment could affect the Company’s business.

Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws, regulations and policies may materially and adversely affect the Company’s daily operations.

In accordance with the relevant Taiwan laws and regulations, TCO, as the wholly-owned subsidiary of Semilux is required to maintain various approvals, licenses, permits and filings to operate its business, including but not limited to business registration, factory registration, tax registration and those with respect to environment protection. The obtaining of these approvals, licenses, permits and filings are subject to satisfactory compliance with, among other things, the applicable laws and regulations. If TCO is unable to obtain any of such licenses and permits or extend or renew any of its current licenses or permits upon their expirations, or if TCO is required to incur significant additional costs to obtain or renew these licenses, permits and approvals, the Company’s daily operations could be materially and adversely affected.

TCO is subject to restrictions on paying dividend or making other payments to the Company, which may restrict the Company’s ability to satisfy its liquidity requirements.

As an exempted company with limited liability incorporated under the laws of the Cayman Islands structured as a holding company, the Company may need dividends and other distributions on equity from TCO to satisfy its liquidity requirements. Current Taiwan regulations permit TCO to pay dividends to their respective shareholders only out of their after-tax accumulated profits, if any, which shall first make up previous losses and set aside at least 10% of its accumulated profits each year as statutory reserve. These reserves are not distributable as cash dividends. Furthermore, if TCO incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to the Company. Any limitation on the ability of TCO to distribute dividends or to make payments to the Company may restrict the Company’s ability to satisfy its liquidity requirements. In addition, the dividend payments by TCO to the Company shall be subject to the withholding tax of 21%.

TCO is subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to the Company.

Currently Taiwan regulates only those foreign exchange transactions that involve the conversion of the New Taiwan Dollar into foreign currencies. Pursuant to the relevant provisions of Taiwan Foreign Exchange Control Act, foreign exchange transactions of a value of NTD 500,000 or more shall be declared to the Central Bank of Taiwan (“Taiwan CBC”). Further, for a remittance by a company as follows, relevant testimonials shall be submitted and such remittance shall be subject to the reporting to and/pr approval of the Taiwan CBC: (i) a single remittance of an amount of US$1 million or more; or (ii) annual accumulated settlement amount of foreign exchange purchased or sold has exceeded US$50 million. Nevertheless, Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If the dividend payments or other payments by TCO to the Company involves the currency conversion from New Taiwan Dollar to US Dollar, such conversion would be subject to the foregoing foreign exchange control imposed by Taiwan authority. Under certain circumstances as prescribed by the relevant Taiwan regulations, documentary evidence of such foreign exchange transactions shall be presented and such transactions shall be conducted at designated foreign exchange banks in Taiwan which have the licenses to carry out foreign exchange business. However, there is no assurance that these foreign exchange regulations will remain unchanged in the future. If the relevant Taiwan regulations change in the future and any required approval is not obtained, TCO’s ability to make payments to the Company in foreign currency may be restricted, and the Company’s capital expenditure plans, business, operating results and financial condition may be materially and adversely affected.

Foreign exchange transactions for non-trade-related purposes or exceeding the applicable annual quota threshold would require special approval from Taiwan CBC, which will be at the discretion of and considered by Taiwan CBC on a case-by-case basis. Additionally, the Company may provide loans to TCO. If the term of the loan provided by the Company to TCO is one year or more, the Company shall obtain prior approval from the competent authorities before the loan can be remitted into Taiwan and TCO shall file a declaration of foreign debt to the competent authority when the loan is remitted into Taiwan. the Company cannot assure you that the Taiwan government will not intervene in such transactions or impose restrictions on the ability of the Company and its subsidiaries to transfer cash.

If TCO expands into the PRC market, TCO may be subject to Taiwan regulations on investment or technical cooperation in the PRC.

TCO currently focuses on the Taiwan market and may consider expanding its businesses in the mainland Chinese market in the near future. Pursuant to the Taiwan Permission Regulations for Investment or Technical Cooperation in the PRC and the Review Principles for Investments or Technical Cooperation in the PRC (“Permission Regulations”), an investment or technical cooperation made by a Taiwanese investor in the PRC is subject to the restrictions thereunder and requires the approval by the competent Taiwan authority, the Investment Commission, the Ministry of the Economic Affairs (the “Taiwan Investment Commission”). The restrictions under the Permission Regulations include a negative list in which investment or technical cooperation is prohibited as well as the maximum investment amount. TCO does not believe its current operations in the PRC is restricted by the negative list. There is no assurance that the negative list will not in the future contain key items of the Company such as optical components, laser lights modules, LiDAR and ADB systems. Furthermore, depending on the amount invested in the PRC, the Company may need to obtain approval from the Taiwan Investment Commission in order to make investments in the PRC or to grant licenses to mainland Chinese entities. The Taiwan Investment Commission may at its discretion reject the Company’s application. If the Taiwan Investment Commission prevents the Company from making investment in the PRC or granting licenses to mainland Chinese entities, the Company may not be able to expand its business in the PRC.

Taiwanese investors holding more than 10% of the Company Ordinary Shares will be subject to Taiwan regulations on investment or technical cooperation in the PRC for its investment or technical cooperation in the PRC.

Under the Permission Regulations, for an investment made by a Taiwanese individual or entity (“Taiwanese Investor”) in a “third region” company which conducts the investments or technical cooperation in the PRC defined therein and such Taiwanese Investor (i) acts as director, supervisor, manager or equivalent position or (ii) has a shareholding or capital contribution of more than 10% in such third region company, the investment in such a third region company would also be deemed a defined investment in the PRC and therefore be subject to the Permission Regulations.

Therefore, for the Company’s future investment or technical cooperation in the PRC, the Company’s Taiwanese shareholders holding more than10% of the Company Ordinary Shares or acting as director, supervisor, manager or equivalent position of the Company will need to apply for the foreign investment approval with the competent Taiwan authority, the Taiwan Investment Commission in accordance with the Permission Regulations. There are restrictions on the investment or technical cooperation with the PRC, including, without limitation, the annual investment amount in the PRC shall be capped at US$5 million per year for Taiwan individuals or NTD 80 million or 60% of the higher of its stand-along net worth or consolidated net worth, whichever is higher, for a Taiwan small-medium enterprise. Your indirect investment in the PRC via the Company under the Permission Regulations will be calculated on the portion of your shareholding in the Company. If your aggregate investments in the PRC exceed the annual ceiling amount, the Taiwan Investment Commission will reject your application for the exceeding investment in the PRC. If a Taiwanese Investor fails to obtain applicable approvals from the Taiwan Investment Commission in respect of its investment in the PRC, an administrative fine ranging NTD 50 thousand to 25 million and imprisonment may be imposed.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Organization

Our corporate name is Semilux International Ltd. We are a Cayman Islands exempted company with limited liability and we were founded on July 19, 2023. The mailing address for our principal executive office is 4F., No. 32, Keya Rd., Daya Dist. Central Taiwan Science Park Taichung City 42881 Taiwan. Our telephone number is +886 04 2567 3281.

We operate through our two wholly-owned subsidiaries—Taiwan Color Optics, Inc., a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, and Semilux Ltd., a Cayman Islands exempted company limited by shares.

Our Status as a Foreign Private Issuer under the Exchange Act

We are a “foreign private issuer” under SEC rules. Consequently, for so long as we continue to meet such qualification, we will be subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. We are required to file our annual report for each year with the SEC by April 30 of the following year. In addition, we will furnish reports on Form 6-K to the SEC regarding certain information that is distributed or required to be distributed by us to our shareholders.

Based on such foreign private issuer status, under existing rules and regulations, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act. We will also not be required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of ordinary shares.

Despite our initial exemption due to our foreign private issuer status, we nevertheless currently expect to issue interim quarterly financial information publicly and to furnish it to the SEC on Form 6-K.

Our Status as an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We are a non-accelerated filer, which is a company that has either a public float of less the $75 million or a public float from $75 million to less than $700 million and annual revenues of less than $100 million. As long as we remain either an emerging growth company or a non-accelerated filer, we will be exempt from the auditor attestation requirement. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which our total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; and (ii) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References to “emerging growth company” in this proxy statement/annual report have the meaning associated with that term in the JOBS Act.

Functional and Reporting Currency

A substantial portion of our activity, including transactions with customers, as well as equity transactions and cash investments, are incurred in U.S. dollars. Our management believes that the U.S. dollar is the currency of the primary economic environment in which we operate. Thus, our functional and reporting currency is the U.S. dollar.

Where to get Additional Information

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We are subject to the information requirements of the Exchange Act and will file annual and other reports, including this annual report, and other information with the SEC. You can read our SEC filings, over the Internet at the SEC’s website at www.sec.gov. These documents, and other information concerning us, is available on our website at https://investors.semilux.com. Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this annual report.

B. Business Overview

The Company has historically focused on laser applied modules and their components, which are used in solid-state light source projectors, car headlights, and sensors. The Company has also developed laser light source for various applications including searchlights and laser stage lights. The Company has recently specialized in providing key semiconductor chips, components and solutions for solid-state light detecting and ranging (LiDAR) and adaptive driving beam (ADB) headlights that meet the automotive market standards, such as AEC-Q100, ISO 26262, and IATF 16949. The Company aims to offer crucial chips and system solutions with good performance, cost-efficiency, and automotive-grade reliability. The Company believes that its LiDAR and ADB products may empower the implementation of large-scale advanced driver assistance systems and self-driving technologies.

With strategically positioned offices at Central Taiwan Science Park and Hsin Chu Science Park campuses, the Company actively fosters collaboration with semiconductor experts and develop technologies leveraging the robust semiconductor supply chain in Taiwan. The Company, as a Tier-2 supplier, offers a holistic and complete solution for OEMs and Tier-1 partners engaged in the development and marketing of autonomous vehicles for the passenger car market and other pertinent sectors, such as robotaxi, drones, shuttles, and commercial trucks. In 2018, the Company was accepted as a Tier-2 supplier by BMW, wherein the Company supplied laser headlights to BMW through BMW’s Tier-1 supplier, Osram Continental. Drawing upon breakthroughs in core components such as OPA/VCSEL/FMCW/ASIC, the Company develops distinctive LiDAR and ADB solutions, which have, through the Company’s collaboration with NCHU’s collaboration platform, led to successful partnerships with two renowned leading ODM/OEM and Tier-1 partners, namely Foxconn and Pegatron. Moreover, the Company believes that its innovative solutions can be extended to other industries that may benefit from higher level of automation, such as drones, security, and landscape mapping.

The Company has developed a research partnership with a team at NCHU led by Dr. Cheng since 2015. With the support of the NCHU team, the Company developed its distinctive LiDAR and ADB solutions. Due to the strength of the products of the Company, the Company entered into an agreement with NCHU and Professor Chun-Nien Liu on November 4, 2022 to provide pivotal chips and total solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting systems for the Foxconn’s Mobility In Harmony Open Electric Vehicle (MIH) Platform. The Company therefore is connected to the emerging electric vehicle markets via Foxconn’s MIH Platform.

Foxconn’s MIH Platform aims to become a pioneering ecosystem in integrating LiDAR for Level 3 autonomous driving with the ultimate goal of commercializing its electric vehicles (EVs) globally. Thus, the Company’s close collaboration through the MIH Platform with Foxconn and its close partner, ZF Group, will position the Company at the front line of the development of EVs.

In addition, through NCHU, the Company will also provide customized solid-state LiDAR and ADB total solutions to Pegatron. Pegatron is a Tier-1 supplier to the EV market of the United States, whose existing customers include Tesla and other renowned EV manufacturers.

The Company also plans to leverage Taiwan’s mature semiconductor vertical supply chain to facilitate the Company’s production of the chipsets used in the Company’s LiDAR and ADB productions. The Company plans to utilize the strong manufacturing capability of Taiwanese semiconductor manufacturers. The finished products will be packaged and assembled inhouse at the Company into its LiDAR and ADB products. This process aims to create a vertical production flow, thus making low-cost, high-performance solid-state LiDAR and ADB headlight a tangible commercial prospect.

The Company envisions a future where the integration of Taiwan’s mature semiconductor vertical supply chain becomes a global trend in the electric vehicle market. This integration, fostered through the Company’s collaboration with partner customers, paves the way for low-cost, high-performance solid-state LiDAR to emerge as a tangible and compelling commercial component for future automotives. By continuing to drive innovation, embracing rigorous industry standards, and nurturing strong partnerships, the Company is committed to pioneering advancements in autonomous driving technology and contributing to the transformation of the automotive landscape.

Competitive Strengths

Differentiated products based on advanced technologies and benefit from Taiwan’s strong semiconductor industry. The Company’s LiDAR and ADB solutions offer several advantages when compared to traditional technologies, and they benefit from Taiwan’s strengths in the semiconductor industry and technology ecosystem:

LiDAR Technology. The Company’s solid-state LiDAR solution, utilizing OPA, VCSEL, FMCW, and ASIC chip designs, provides advantages such as high scanning speed, precision, a fully solid-state structure, and excellent controllability. This technology can be achieved through Taiwan’s advanced semiconductor processes, such as CMOS integration, and can harness Taiwan’s expertise in chip design and manufacturing.

ADB Technology. The Company’s DMD-Hybrid System: The Company’s ADB solution, the DMD-Hybrid system, introduces innovative components like high-contrast fluorescent chips, color filters, and Wafer-Level Optics (WLO) components. These components improve ADB performance and meet complex lighting requirements.

Advantages of Taiwan’s Resources. (1) Rich Talent Pool: Taiwan’s talent pool includes skilled engineers, researchers, and semiconductor experts who contribute to the Company’s technological advancements. (2) Semiconductor Manufacturing Expertise: The Company expects to utilize the production capacity and manufacturing expertise of Taiwan’s well know semiconductor manufacturers, ensuring high-quality chip production. (3) Vertical Integration: Taiwan offers a vertically integrated semiconductor supply chain, from chip design and fabrication to module assembly. This ecosystem streamlines the development and production of the Company’s LiDAR and ADB solutions.

In summary, the Company’s LiDAR and ADB technologies represent significant advancements in the field, benefiting from Taiwan’s semiconductor industry expertise and resources. Taiwan’s comprehensive semiconductor ecosystem, including talent, foundries, and manufacturing capabilities, contributes to the Company’s competitive edge in delivering cutting-edge automotive solutions.

The Company has a highly skilled R&D team. The Company has R&D teams in both Hsinchu and Taichung, all with backgrounds in optics, electronics, IC design, and possessing extensive research and practical experience in the relevant industry. The Company’s R&D team pioneers LiDAR and ADB total solutions, and received substantial support from Taiwan’s government initiatives. The Company’s R&D partner NCHU won the 2021 Future Tech Awards for the breakthroughs that the Company and the NCHU R&D team have achieved in LiDAR and ADB products. Moreover, the Company’s partnership with Foxconn via NCHU has consistently provided the Company’s R&D team with invaluable knowledge and familiarity with Foxconn’s and other applicable industry technical and validation requirements. These professionals undergo meticulous training to design, operate, and validate IC designs, adhering to the stringent vehicle standards through our partnership with Foxconn.

Production capacity and Taiwan’s Semiconductor Ecosystem. Taiwan plays a significant role in semiconductor manufacturing and design, with an extensive and tightly integrated semiconductor ecosystem. Leveraging its close ties with Taiwan’s semiconductor ecosystem, the Company is able to offer its IC chips at reasonable costs to Tier-1 Suppliers. The production capacity of Company involves the partnerships of notable IC foundries and other OSAT companies in Taiwan, along with printed circuit board manufacturers. These manufacturing partners also provide chip optimization services in addition to manufacturing process.

The Company harnesses the rich resources of Taiwan’s semiconductor ecosystem. This ecosystem offers unparalleled convenience and efficiency at a reasonable cost, which we expect will enable the Company to thrive in the dynamic EV automotive industry landscape. The Company has developed amicable relationships and ongoing discussions with well-known semiconductor manufacturers, such as Taiwan Semiconductor Manufacturing Company (“TSMC”), regarding IC design and production specifics. The Company expects that its existing relationships with semiconductor manufacturers will enable it to ramp up production capacity of IC Chipsets quickly through purchase orders, if needed, and provide the Company with the crucial understandings of the intricacies of IC design and production, which will help the Company to align design and production cycle and ensure reliability in the Company’s products. The Company offers its customers a comprehensive range of IC design and production services, including (1) optimized IC and references, (2) modified software and hardware designs, (3) new IC specifications, and (4) iterative IC testing, with the goal to achieve improved performance, lower power consumption, and reduced costs.

Competitive Pricing. Tier-1 suppliers and automotive producers are cost-sensitive for components, especially for high-value components like LiDAR. These producers seek competitive pricing and place significant importance on pricing when choosing suppliers. The Company took into account this consideration during the development of its original solution architecture. By leveraging the Company’s ties with Taiwan’s vertically integrated semiconductor ecosystem, the Company is poised to deliver exceptional cost-effectiveness, performance, and low power consumption for crucial chips used in high-performance solid-state LiDAR and ADB smart vehicle lighting systems.

Quality and Safety Certifications. It is paramount for any automotive component suppliers to meet the rigorous industry standard. Meeting the requirements of functional safety standards, such as AEC-Q100, ISO 26262, and IATF 16949, is a time-intensive and labor-intensive process that requires close collaboration with stakeholders in the automotive industry, including Tier-1 suppliers and car manufacturers. The Company has obtained all necessary certification for its products to be accepted by Tier-1 suppliers and car manufacturers. In 2017, the Company obtained ISO 9001:2015 certification, followed by ISO 14001:2015 certification in 2019. Since 2022, the Company has held the IATF 16949 certification for automotive industry quality management systems. Since 2017, the Company has held certifications for its relevant module products from major international manufacturers, which granted the Company access to the automotive light source module supply chain.

Through a strong working relationship with Tier-1 suppliers such as Foxconn, Pegatron, and ZF Group, the Company will indirectly provide components, systems, and subsystems to automobile manufacturers. The Company has already demonstrated its capability to design, operate, and validate chip designs through adherence to the stringent IATF 16949 automotive component standards and functional safety norms. This is especially advantageous for the Company as typically OEMs in the automotive sector would require their suppliers to undergo automotive-grade certification before using their components.

The Company’s working relationship with Foxconn has provided the Company’s engineers and R&D personnel with invaluable competitive advantages. Regular audits by ZF Group and Foxconn ensure the unwavering adherence to these standards by the Company. This dynamic collaboration has also yielded remarkable results, allowing the Company to seamlessly integrate its innovative technologies into Foxconn’s MIH. We believe that this synergy positions the Company uniquely in the development of future generation of EVs. The Company plans to replicate this close relationship with other automotive Tier-1 suppliers.

Favorable Industrial Tailwinds in ADB Markets. In recent years, intelligent driving has become a prominent trend in the automotive industry. Global car manufacturers, international automotive lighting manufacturers, and light source technology suppliers are actively developing advanced ADB headlights. The Company expects the ADB market to reach $3.5 billion in 2025. Furthermore, with the increasing demand for automotive safety, there is an increased demand for highlights with increased illumination range. The advanced lighting sources, such as laser, will be able to address such needs, and the Company believes that its deep knowledge in the laser lighting technology will give the Company an advantage in the ADB market.

LiDAR is One of the Fastest-Growing Segments in Automotive Market. For Level 2+ and higher levels of autonomous driving, the incorporation of LiDAR will achieve more precise environmental mapping and positioning. The Company expects that the mainstream car manufacturers will adopt a system where millimeter-wave radar, LiDAR, and cameras serve as redundant backups and supplements to one another, enhancing the autonomous driving system’s ability to accurately perceive the surroundings and make informed and secure decisions and plans. The Company expects the market size of LiDAR products to reach $4.4 billion in 2025.

Global Market Experience and Connection. The Company’s collaboration with strategic partners provide it with access into the major markets around the world. The Company’s participation in the Foxconn’s MIH Platform gives the Company exposure to the PRC and other emerging markets. The Company’s relationship with ZF Group allows the Company’s products to be integrated into the European market, and the relationship with Pegatron gives the Company access to the U.S. market. The Company’s strategic foothold in major automotive markets such as the U.S., the PRC, and Europe allows the Company to keep a close eye on the global market trends, and thus allow the Company to promptly respond to any change in demand and adapt its product accordingly to mitigate any adverse impact of.

The Company’s Growth Strategy

Achieving the highest functional safety level in ISO 26262 standard (ISO 26262 ASIL D) in self- driving systems requires ‘intelligent’ redundancy of critical components. Sensor packages play a key role in self-driving systems as they provide the necessary insight into the vehicle’s surroundings, crucial for accurate driving decisions. Intelligent redundancy goes beyond adding more of the same type of sensors to handle the failure of individual sensor. The intelligent self-driving system integrates multiple types of complimentary sensors so that if one type of sensors faces challenges in certain conditions, others can step in effectively, ensuring reliable driving decisions. For example, in a low visibility scenario, a LiDAR system can better detect the surroundings than a camera system, and the LiDAR system may take a more active role in an urban driving environment, where it can process the complex surroundings more accurately than a camera system.

Today, cameras and radar are both common in ADAS systems and self-driving vehicles. Both have advantages in ADAS and autonomous driving applications and are relatively mature technologies and can be manufactured at a competitive pricing point to be equipped in vehicles of different price ranges. The Company believe that a mature Level 3 to Level 5 self-driving system will require LiDAR system in addition to camera and radar because camera systems are vulnerable to manipulations and radar systems have very limited range. However, the high cost of LiDAR has slowed down the integration of LiDAR to be adopted in ADAS systems and autonomous driving vehicles.

The Company’s growth strategy centers on IC design, optical components, and the delivery of solid-state laser-based sources for the development of LiDAR and ADB solutions that can be mass produced and equipped at a competitive price point. Leveraging the abundant resources of Taiwan’s semiconductor ecosystem, the Company aims to achieve an optimal balance of durability, convenience, efficiency and cost-effectiveness, which will allow the Company to excel in the dynamic landscape of the EV automotive industry.

In addition, guided by a collaborative spirit, the Company carefully selects suitable clients and maintains an intensive service approach to foster cooperation in order to develop competitive products. The Company has successfully made breakthroughs in LiDAR and ADB systems through its partnerships with Foxconn, ZF Group and Pegatron through NCHU. The Company plans to replicate the synergistic relationship in the further with other Tier-1 Suppliers and/or car manufacturers.

The Company’s current R&D focus is primarily on solid-state LiDAR and ADB smart vehicle lighting solutions. The Company’s believe that its technology breakthroughs position it as a significant contributor to the rapid adoption of ADAS and self-driving technologies. The Company’s R&D efforts will prioritize system development in partnership with its collaborators, as well as the development of chips tailored to the specifications and feedback of Tier-1 Suppliers. The Company will then customize its chip solutions for LiDAR modules and maintain ongoing communication to ensure its products meets the demand of each car manufacturer. The Company anticipates that this approach will lead to an increase in the sales of its chip set solutions and modules. The Company’s IC solutions for LiDAR and ADB systems offer high performance at a reasonable cost. These chips comply with the rigorous industry standards, which will facilitate the adoption of the Company’s LiDAR and ADB solutions in Level 3 to Level 5 autonomous driving vehicles and other ADAS systems.

The Company intends to capitalize on favorable industry tailwinds to grow its business. The Company expects that size of the global autonomous driving market will reach $11.6 billion by 2025, the LiDAR industry will reach $4.4 billion by 2025, the ADB market will reach $3.5 billion by 2025, and the vehicles with L2 autonomous driving features contributes to 43% of annual vehicle sales by 2025.

Product Offerings

Current Product/Service Offering

The Company has focused on laser lights modules and optical components, which are used in projectors, car lights, and optical sensors. The Company is also actively developing applications for laser stage lights for its laser light modules. While the Company now focuses on the development of LiDAR and ADB modules and components, laser light source modules and other optical components will continue to be bedrock products of the Company.

Laser Lights Modules and related optical components:

The Company produces the following laser lights modules and related optical components, which are mainly used in commercial projectors, car lights, and optical sensors.

Laser Lights Module. A laser lights module typically consists of high-intensity laser diodes and fluorescent chips that emit focused and intense beams of light. These laser beams are then directed onto a fluorescent material, which converts the blue laser light into a bright and highly visible white light. The resulting white light is powerful and can provide enhanced illumination. In its automotive application, one of the key advantages of laser lights is their ability to produce a concentrated and long-reaching beam, which improves visibility and safety for the driver, especially in challenging nighttime conditions or low-visibility situations. In addition to its extended range, laser lights are also more energy efficient, as compared to existing HID car lamps or LED lights.

Color Filters. Color filters can separate light from a specific band from a continuous light source. The Company’s color filters are made from a glass substrate that has a high penetration characteristic and has a high laser damage threshold (LDT), and the Company’s color filters are widely used in optical/laser modules.

Color Filter Wheels. Color filter wheels use a variety of color filters with different angles, with the motor high-speed rotation to form the separation and filtration of light, and restore the red-green-blue (RGB) three primary colors. Color filter wheels are an important optical component of a DLP-type projector.

Fluorescent Chip and Wheel. Fluorescent material bodies stimulated by blue light, producing high-intensity yellow/green light, and is an important component for projectors.

Wafer Level Optics. Wafer Level Optics enables an incident light source to be evenly distributed to achieve the best mixing and overlap effect, and can bring about effective compensation and correction to mitigate defects and defects caused by optical modules.

New Products under Development

In its focused development of LiDAR and ADB systems, the Company has the following products at different stage of development:

IC Components: The Company is developing the following IC components, which are mainly used in the Company’s LiDAR or ADB systems:

Application specific integrated circuit (ASIC). ASIC is custom IC designed to meet the unique requirements of LiDAR or ADB systems. ASICs integrate multiple functions into a single chip, enabling precise laser emission, detection, signal processing, and data analysis for various applications, reducing the need for external components and improving system reliability. ASICs are specialized integrated circuits designed to enhance the performance and functionality of LiDAR or ADB systems, enabling precise and rapid 3D sensing and data collection.

Frequency Modulated Continued Wave (FMCW) Driver IC. FMCW Driver IC is a specialized integrated circuit designed to generate and modulate microwave signals for use in LiDAR system. This FMCW system operates by continuously transmitting a signal with a varying frequency, called the chirp signal. The chirp signal consists of a continuous wave with a linearly increasing or decreasing frequency over time. When the chirp signal interacts with objects in the environment, it gets reflected back to the radar receiver. By analyzing the time delay between the transmitted and received signals and the frequency shift (Doppler effect), FMCW LiDAR systems can determine the range, speed, and movement of objects. Therefore, a FMCW Driver IC is a crucial component in FMCW LiDAR systems, providing the capability to generate, modulate, and amplify microwave signals for applications that require accurate distance measurement, object detection, and speed determination.

Optical Phased Array (OPA) Chip. OPA chip is a semiconductor-based device designed to manipulate and control laser beams or light waves with high precision. It achieves this by leveraging the principles of phased-array technology, which allows for the precise steering of light beams in different directions without the need for mechanical components like mirrors or lenses. OPA technology offers advantages such as rapid scanning capabilities, high precision, and a solid-state design, making it a valuable tool in various applications, particularly those requiring agile and high-performance light steering.

Vertical Cavity Surface Emitting Laser (VCSEL). VCSEL is fabricated using semiconductor materials, and emits light perpendicular to the surface. The basic structure of a VCSEL consists of several layers of semiconductor materials arranged in a cylindrical or disk-like shape. These layers include an active region sandwiched between two distributed Bragg reflectors (DBRs). The DBRs consist of multiple layers with alternating high and low refractive indices, creating a highly reflective surface. VCSELs are widely used in various applications, including optical communication, 3D sensing, and gesture recognition, due to their unique characteristics.

Solid State LiDAR Module. A solid-state LiDAR module is an advanced and compact LiDAR sensor that utilizes solid-state technology and OPA technology to perform highly accurate and rapid 3D sensing and environmental mapping without the need for moving parts, such as rotating mirrors or mechanical scanning. Solid-state LiDAR modules represent a significant technological advancement in the field of LiDAR, offering several advantages over traditional mechanical or MEMS LiDAR systems.

ADB Module of DMD-Hybrid System. An ADB Module in a DMD-Hybrid System refers to an Adaptive Driving Beam Module used in conjunction with a DMD and laser lights sub-module. This combination of technologies is primarily applied in automotive lighting systems to enhance road safety and visibility for drivers while minimizing glare for oncoming vehicles.

The Development Process in the Automotive Electronics/LiDAR Industry

In general, the journey of creating a car-grade electronic components follows a series of steps, from the initial concept to mass production, and eventually to phasing out. This process typically includes the following stages:

1.	Planning and Roadmap: During this phase, Tier-2 suppliers work together with Tier-1 and OEM partners to create a roadmap for development and testing of the products. They collaborate and plan the development of the product, which usually takes more than a year.

2.	Creating Prototype Samples and Certification: After the planning stage, Tier-2 suppliers work on creating prototypes. The prototypes need to meet specific standards and regulations required for automotive use, which usually takes over a year. After the completion of the prototype, the Tier-2 supplier will submit the prototype to Tier-1 suppliers for further testing and validation. The testing and validation usually takes one year. As for semiconductor chips plus packaged sub-modules, the design cycle and reliability verification may carry on for continuous period of 5 years, as the whole supply chain and finished goods have to be qualified by various reliability and systematic standards.

3.	Moving to Mass Production: Once the prototype samples are validated, Tier-2 suppliers begin a test production of the products. The Tier-1 supplier then tests and validates these test production components, ensuring they meet the necessary quality criteria. Once the test production components are approved, the Tier 2 suppliers will work with Tier 1 suppliers and car manufactures to source the production and the shipping logistics for the products. Once the production schedule and logistics are finalized, the Tier-2 supplier starts to mass produce of their products and supply them to Tier 1 suppliers, which will in turn integrate such components in its products. The OEM begins to use these components in their vehicles. The finalization of mass production logistics will also typically take more than a year to complete.

4.	Maintaining Supply: After successful mass production, the components are supplied consistently for around 10-15 years before eventually being phased out or replaced by newer or upgraded modules. Tier 2 suppliers will typically remain as the suppliers for the components for the whole life-cycles of the products, and thus, enjoy a consistent stream of orders.

Currently, the Company’s development of LiDAR and ADB solutions is at Stage 2. The Company has provided the solid-state LiDAR prototype samples to Foxconn for integration in its MIH platform. The Company has also provided its LiDAR prototype and ADB systems to ZF Group and Pegatron for testing and validation. The company is currently customizing its prototype based on the feedbacks of its Tier-1 suppliers customers. The Company will work on further testing and validation and provide the next generation prototypes with semiconductor chips (OPA/VCSEL/FMCW/ASIC) to Tier-1 suppliers for their advanced research projects. Thereafter, the Company expects to move to mass production. The Company expects that its products will be mass produced within the next two to three years based on the current progress of development and feedbacks from the Tier-1 suppliers. However, the Company may experience delay and/or setbacks in its development, and the Tier-1 suppliers may not select the Company as a supplier, which would have a material and adverse effect on the Company’s business, financial condition and results of operation.

Various Development Trends and Competitive Landscape of Products

Technical Differentiation

LiDAR Total Solution. Currently, the LiDAR system in the market typically employs mechanical rotation technology to achieve 360-degree environmental scanning. This mechanical system uses a rotating mirror to direct laser light, which is then collected by a detector to achieve environmental awareness. However, mechanical rotation systems are large in size and require manufacturing processes, resulting in low production yields and high manufacturing costs. Additionally, for effective deployment, of the mechanical LiDAR devices will need to be installed on the vehicle roof, which not only creates visual blind spots but also conflicts with the streamlined design of automobiles. Another LiDAR technology utilizes Micro-Electro-Mechanical Systems (MEMS), which involve the direct fabrication of movable micro-mirrors on silicon chips to reflect laser light. This approach enables the creation of micro-scale structures for rapid high-resolution scanning. However, the structural design of movable micro-mirrors is susceptible to environmental influence such as heat and mechanical fatigue, which reduce its reliability. Therefore, the industry has been pursuing fully solid-state scanning methods as a better technology solution.

One of these solid-state scanning methods is the flash LiDAR system. This system emits a single laser pulse in one direction and relies on a large-area photosensitive array to receive the reflected light. However, the instantaneous emittance of laser covering of a wide area and the large-area reception sensors lead to significant energy consumption and a limited detection range, which limits the application of this method in automotives. Furthermore, Optical Phased Array (OPA) LiDAR system is another promising solid state scanning method for automotive applications. OPA LiDAR system operates similarly to phased-array radar by adjusting the refractive index of each emitting array unit to change the laser’s emission angle. Compared to the previously mentioned mechanical scanning technologies, optical phased array technology offers advantages such as high scanning speed, high precision, a fully solid-state structure, and excellent controllability, making it highly valuable for autonomous vehicle environment perception. OPA technology can be achieved through various methods, including using thermoelectric control combined with CMOS processes to integrate light sources, scanning elements, and sensors on a single chip. Another approach involves Liquid Crystal on Silicon (LCoS) technology. However, challenges such as the poor thermal stability of thermoelectric materials, slow liquid crystal modulation speeds, high processing complexity, and poor operability in harsh environments have hindered the commercialization of OPA technology in automotives.

The Company’s LiDAR solution differs from traditional OPA designs as described above. The Company prepares a compact OPA chip with a reflective multi-layer and bipolar electronic control structure to enhance both the field-of view (FOV) and resolution in the LiDAR system. The Company’s LiDAR system integrates a VCSEL laser source, an APD light sensor, a trans-impedance amplifier (TIA), and a programmable chip (FPGA or ASIC) into a compact solid-state LiDAR. This OPA chip can generate a specific phase or a continuous sweep between 0 and 360° at estimation rate of 1GHz to adjust independently the amplitude. The chip-surface features the 2200 individually addressable nano-resonators in a 6 × 4 mm2 area with no micromechanical elements or liquid crystals. A key feature of this design is to apply the reflective multi-layer and bipolar (NPN) electronic control structure in each nano-resonator. In the Company’s OPA system, the nano-resonators are used to adjust the scanning wide FOV and high angle resolution. In designing OPAs, there are several design tradeoffs and challenges to balance various requirements in automotive applications, such as cost of materials, size of the LiDAR, scanning resolutions and detection range. The Company’s design aims to achieve balance for mass production, but also retains flexibility to be upgraded for high end vehicle models.

ADB Total Solution. ADB, or Adaptive Driving Beam, is designed to ensure that the oncoming or preceding vehicles are not dazzled by the light. The lighting system must generate multiple independently switchable light patterns to significantly improve the length and width of nighttime illumination. ADB illuminates a distance greater than 150 meters, providing a clearer vision of the surroundings for vehicles traveling at high speeds. It offers a larger nighttime field of vision for navigating sharp bends or obstacles outside the road, while also automatically avoiding glare for other vehicles, thus greatly reducing the occurrence of nighttime accidents. The ADB system will need to be able to not only determine the position and distance of oncoming vehicles, but adjust the light projection area to prevent headlight glare and traffic accidents. The key hardware technologies lie in the precise manufacturing of the light source module. ADB headlight technology primarily includes mechanical shutters, LED matrix beams, Digital Micromirror Devices (DMD), LCD, micro Adaptive Front-Lighting System (μAFS), and laser scanning. However, due to the requirements of complex driving environment, there is still significant room for improvement in terms of lighting pixel performance and brightness capabilities.

To improve on performance and brightness, the Company’s ADB module — the DMD-Hybrid system — includes the following components: high contrast fluorescent chips, color filter, and WLO components. The Company’s DMD-Hybrid system utilizes white phosphor-based technology and high-resolution DMD in conjunction with automotive sensors to meet the requirements for adaptive dynamic adjustment of the lighting area. This enables the headlight to have ADB functionality (controlling illumination for oncoming vehicles, pedestrians, and road signs) as well as projection capabilities (road markings and lane assistance). The Company’s ADB module complies with automotive lighting regulations and can withstand high temperatures and humid environments, demonstrating high reliability. The developed ADB module meets the ECE European headlight regulations and the requirements of ADB testing according to the standards of the Society of Automotive Engineers (SAE).

Technical Approach

Currently, most LiDAR companies in the market employ either the first-generation mechanically rotating LiDAR or the second-generation MEMS mirror scanning LiDAR. However, both of these generations involve moving mechanical components, leading to concerns regarding operation and reliability. Therefore, the pursuit in the industry is towards a fully solid-state scanning approach. The Company has focused on developing commercially viable solutions for solid-state LiDAR and laser projection-based ADB headlights by using emitter components like OPA/VCSEL/FMCW/ASIC. The Company’s efforts have been recognized in that the Company’s R&D partner, the NCHU team, won two Future Tech Awards in 2021 and Taiwan government grants in 2021 and 2022. The Company’s LiDAR solution includes the following components:

1.	ASIC (This chip processes the signal coming from the detectors and controls the system functions.): Elevating the optical budget of the system and optimizing detection capabilities within a specified optical budget.

2.	FMCW: Can determine the range, speed, and movement of objects.

3.	OPA: Incorporating a reflective structure with semiconductor processes, offering cost advantages.

4.	Single crystal phosphor plate: With a higher thermal conductivity coefficient, these plates outperform standard commercial fluorescence plates by over two times.

5.	VCSEL: Enhancing light emission energy and addressing heat dissipation concerns.

6.	Wafer optical component: Distributing light output to enhance overall optical system efficiency.

The Company plans to achieve high point-cloud quality for solid-state LiDAR through the development and utilization of proprietary devices such as OPA/VCSEL/FMCW/ASIC, along with customized signal processing algorithms.

The Company’s IC chipsets used in LiDAR and ADB modules has the technical advantages of leveraging both semiconductor and solid-state processes, offering substantial optimizations in terms of stability, cost-effectiveness, compactness, and power efficiency. The Company plans to outsource the production of its IC chipsets to third party semiconductor manufacturers to reduce cost of manufacturing. The Company expects that the ample production capacity of Taiwanese semiconductor manufacturers will be able to meet the Company’s potential production needs. The anticipated applications for the Company’s IC chipsets include Level 3 autonomous driving systems, unmanned vehicles, rail transport, and security and surveillance.

Material Partnerships

Relationship with NCHU

The Company has formed a close research partnership with the research team lead by Professor Chun-Nien Liu at NCHU. The Company started its collaboration with Professor Liu in relation to high performance laser projectors in 2015 and has been in collaboration with Professor Liu on various aspects of LiDAR and ADB technologies, including the development of low temperature static glass phosphor for advanced laser light source, LiDAR modules in laser headlights, high efficiency photoluminescence display module in scanning laser lighting, advanced high power laser light sources, and hybrid solid-state LiDAR modules for self-driving vehicles, since 2017.

The Company typically enters into research collaboration with Professor Liu and NCHU for each research project, with the Company providing partial funding for each such research project. The Company’s R&D personnel will also participate in the research and development process of each research project. For each research project, NCHU retains the intellectual property for any development resulted from it. In return for its contribution, the Company typically receives a non-exclusive license to commercialize the intellectual properties, while NCHU agrees not to grant any license to third parties for two years.

On November 4, 2022, the Company entered into a joint development agreement with NCHU and Professor Liu to jointly develop hybrid LiDAR for self-driving vehicles (the “2022 Joint Development Agreement”). Pursuant to the 2022 Joint Development Agreement, the Company contributes approximately 35% of the total research expenses and pays a one-time license fee of NTD 1 million to NCHU. In return, the Company receives a non-exclusive license to commercialize the intellectual properties derived from the research activities under a license agreement entered into among NCHU, Professor Liu and the Company on November 10, 2022. Each of NCHU and Professor Liu agrees not to grant any other license to use the intellectual properties under for two years following the signing date of the license agreement.

Relationship with Foxconn via NCHU

The Company has forged a strategic partnership with Foxconn through the Company’s collaboration with NCHU. This partnership is based on the breakthroughs in the Company’s research in core components such as OPA, FMCW, and ASIC components, and LiDAR solutions.

Foxconn had entrusted NCHU to help Foxconn develop LiDAR solutions for EV. Given the Company’s expertise in LiDAR, NCHU collaborated with the Company to help deliver the LiDAR solution for Foxconn. The partnership between the Company and NCHU (and indirectly with Foxconn) was solidified on November 4, 2022, when the Company entered into the 2022 Joint Development Agreement. This collaboration focuses on providing pivotal chips and comprehensive solutions for high-performance solid-state LiDAR and ADB smart vehicle lighting, respectively. The Company submitted the prototype of its LiDAR and ADB systems to Foxconn for testing and validation on May 22, 2022, and expects to work with Foxconn to customize the prototype for mass production. Foxconn has expressed its willingness to select the Company’s LiDAR and ADB systems in the MIH EV platform subject to successful validation and testing of the Company’s prototype. Hence, the Company believes that its close working relationship with NCHU and its relationship with Foxconn through NCHU will position it uniquely in the evolving EV industry.

Relationship with ZF Group via NCHU

Through the partnership with Foxconn, ZF Group, a close partner with Foxconn in its MIH platform, has expressed its interest to integrate the Company’s LiDAR and ADB systems in ZF Group’s offering to car manufacturers in Europe. The Company anticipates submitting the prototype of its LiDAR and ADB systems to ZF Group for testing and validation in the second quarter of 2024, and expects to work with ZF Group to customize the prototype for mass production. ZF Group is a Tier-1 supplier to many renowned automobile brands in Europe. After the solid-state LiDAR and ADB solutions have been tested and validated by ZF Group, the Company is expected to provide customized solid-state LiDAR and ADB total solutions to ZF Group for integration in vehicles sold in the European markets.

Relationship with Pegatron via NCHU

Through Professor Liu, the Company’s research achievement has also attracted the attention of Pegatron, who has expressed willingness to integrate the Company’s LiDAR and ADB systems in Pegatron’s offering to car manufacturers. The Company anticipates submitting the prototype of its LiDAR and ADB systems to Pegatron for testing and validation in the fourth quarter of 2024, and expects to work with Pegatron to customize the prototype for mass production. Pegatron is a Tier-1 supplier to the EV market in the United States whose customers include Tesla. After the solid-state LiDAR and ADB solutions have been tested and validated by Pegatron, the Company is expected to provide customized solid-state LiDAR and ADB total solutions to Pegatron for integration in EVs sold in the U.S. market.

The working relationships with Foxconn, ZF Group and Pegatron underscore the Company’s dedication to delivering cutting-edge solutions and its ability to meet the stringent requirements of the vehicle certifications. The Company’s commitment to quality and safety certifications is backed by regular audits from OEM and Tier-1 supplier partners, ensuring the adherence to industry standards and functional safety norms. This collaborative effort positions the Company uniquely and sets the stage for continued innovation and leadership in the rapidly evolving EV industry.

Relationships with Semiconductor Manufacturers

The Company has developed amicable relationships and has ongoing discussions with well-known semiconductor manufacturers regarding IC design and production specifics. The Company expects that its existing relationship with semiconductor manufacturers will enable it to quickly ramp up production capacity of IC Chipsets through purchase orders, if needed, and provide the Company with the crucial understandings of the intricacies of IC design and production, which will help the Company to align design and production cycle and ensure reliability in the Company’s products.

The collaboration leverages Taiwan’s mature semiconductor vertical supply chain. The Company plans to design pivotal chips and collaborate with well-known semiconductor manufacturers for the manufacturing process. This vertical production flow aims to make low-cost, high-performance solid-state LiDAR and ADB headlights a tangible commercial prospect.

Research and Development

Addressing the cost and performance challenges posed by high-priced LiDAR and ADB modules, which have impeded the swift integration of autonomous driving by automotive manufacturers, the Company has adopted a comprehensive strategy: the Company has undertaken the complete design of essential chips and components within the LiDAR and ADB modules: OPA, VCSEL, FMCW, ASIC, and optical components. This approach has resulted in the establishment of an extensive portfolio of related intellectual property, a factor that the Company believes confers on the Company a significant competitive advantage, as it adds to the challenge for other market participants to effectively develop and commercialize comparable solutions.

The assembly of LiDAR systems is an additional aspect that increases their price and decreases performance. One of the most challenging design problems is the location of the transmitter and the receiver which must be spatially separated to avoid crosstalk. Complicated designs to address this issue will also increase manufacturing complexity and reduce production yields. The Company’s proprietary design enables its design to not only to integrate the core building blocks of the LiDAR on a single chip but also to realize a true monostatic design in which the Company can transmit and receive from the same pixel, while having a relatively simple assembly process.

The Company’s chip designs (such as OPA, VCSEL, FMCW, and ASIC) provide a cost-effective, calibration-and maintenance-light, scalable, and reliable high-performing System-on-Chip (SoC). A SoC is a highly integrated semiconductor device that incorporates multiple electronic components and functions into a single microchip. It is designed to provide a complete computing or processing system on a single chip, often including a microprocessor or microcontroller, memory, input/output interfaces, and various specialized hardware components. Their integration of multiple functions onto a single chip offers several advantages, including reduced power consumption, smaller form factors, and improved performance, making them a key enabler of autonomous vehicles.

Recent Successful Technology or Product Developments

The Company has achieved the product and technology breakthroughs as outlined in the following table:

Year	Research and Development Achievements
2017	●	Development of high-temperature resistant isotropic optical component wafer

	●	Development of flow-temperature static phosphor for advanced laser automotive lighting source

2018	●	Development of high-temperature static phosphor

	●	Implementation of fully automated inspection system

	●	Improvement of dielectric coating production technology

	●	Development of miniaturized white laser light module

Year	Research and Development Achievements
2019	●	Development of high- reliability static phosphor process

	●	Optimization of automated production equipment

	●	Optimization of phosphor wheel production technology and equipment

	●	Development of high- temperature, high-resolution color automotive GOBO

2020	●	Development of laser stage lighting fixtures

	●	Development of laser processes for phosphors and optical component substrates

	●	Improvement of yield in dielectric coating production

2021	●	Development of solid-state LiDAR prototype

	●	Development of multifunctional optics of ADB headlights

	●	Development of automation measurement system for isotropic optical components

2022	●	Development of OPA chip

	●	Development of DMD-Hybrid System of ADB headlight prototype

2023	●	Development of multi-sensor fusion algorithm

Competition

Competition in the automotive LiDAR and ADB markets is extremely fierce. Automakers and their markets are very sensitive to the cost of high-value components like LiDAR and ADB. Many emerging companies continue to work on the research and development of high-value semiconductor components, including multi-function, high computing speed and cost-effective chips. This fierce competition promotes rapid technological advancement. The number of cars equipped with this technology will increase significantly over the next decade.

LiDAR Market

The market for competitive automotive sensing solutions that enable autonomous driving is still developing. As a result, the Company faces competition from a range of companies seeking to developing LiDAR solutions or sensing solutions utilizing other technologies to be incorporated in self-driving vehicles and it may take a period of time for its primary competitors to emerge. The Company’s competitors mainly consist of companies developing LiDAR technologies focusing on automotive applications and car manufacturers that have developed, are in the process of developing, their own sensing solutions, using LiDAR technologies or other sensing systems, such as camera.

The Company’s competitors are working to advance technology, reliability, and innovation in their development of new and improved solutions. The Company expects that its products will continue to face competition from existing competitors and new companies emerging in the LiDAR, camera and radar industries. Within the LiDAR segment of the industry, where competition is based significantly on performance and cost and energy efficiency, the Company faces competition from companies utilizing a variety of laser wavelengths such as ~905nm and ~1550nm lasers, as well as a variety of steering mechanisms, such as mechanical, Optical Phased Array, MEMS, Flash or other Solid State LiDARs. Some of the competitors have formed close partnerships with top-tier automotive OEMs and Tier-1 suppliers to test and deploy their solutions, and have advanced to commercialization stages.

Some of the Company’s competitors have opted to develop systems to only use other sensing technologies, such as camera or a combination of camera and radar, as sensing solutions for self-driving vehicles. Some competitors are currently selling solutions that offer lower levels of performance in ADAS. In the passenger car ADAS market, a number of competitors have already achieved substantial market share using camera and radar-based perception sensing solutions.

The Company believes that LiDAR technologies will be an integral part of total sensing solution empowering self-driving vehicles. By leveraging the Taiwanese semi-conductor industry, the Company believes that its products will deliver good performance while driving down the costs for LiDAR. The Company’s partnership with several Tier-1 partners demonstrated the market acceptance of the Company’s products.

While LiDAR competitors will continue to emerge and recede, the Company believes that its LiDAR products and close working relationships with its Tier-1 partners have created completive advantage to other competitors. The Company expects that its technology and continuing innovation, as well as its cooperation with leading Tier-1 companies, will establish its position as a leader in advancing LiDAR technology in the market based on several market differentiators.

ADB Market

The market for intelligent car lighting system to improve road safety is still developing, but the market for car lighting system is well established. As a result, the Company faces competition from a range of established automotive appliance manufactures developing ADB systems for automotive uses and automotive manufactures who have developed, or are in the process of developing, their own ADB systems.

The Company’s competitors typically are focusing on ADB systems utilizing LED lights as light sources. The Company believes that its ADB systems utilizing laser lights as light sources is more competitive in terms of illumination range, image resolution and energy efficiency than the current offering of ADB systems. However, LED as a light source for car lighting systems has been adopted by the majority of the market due to its cost effectiveness, durability, low manufacturing complexity and low maintenance costs. In the luxury vehicle segments, where cost is of less concern, the Company has witnessed increased adoption of laser powered ADB systems. The Company believes that with the development of laser technologies, the laser based ADB systems will be more widely adopted for vehicles at lower price range.

The Company’s competitors have achieved substantial market share in the car lighting system and have developed longstanding relationship with automotive manufacturers. These competitors will likely leverage their existing market position to capture ADB markets. The Company expects that it will need to include more functionality in its products and price the products at a competitive pricing point to effectively compete with the established competitors. The Company’s current partnership with several Tier-1 suppliers demonstrated that the market acceptance of the Company’s products.

The Company believes that its ADB systems using superior laser lights as lighting source and its deep knowledge in laser technology will allow its products to be effectively differentiated from other offerings in the market. The Company believes that its existing relationship with Tier-1 suppliers will help establish itself as a serious competitor in the ADB market.

Sales and Marketing

The Company has a history of specializing in laser applied modules and their components, serving a variety of industries such as projectors, automotive lighting, sensors, and laser stage lights. To date, the Company primarily conducts sales and marketing using its own dedicated in-house sales team in Taiwan. Typically, the Company’s sales team markets the Company’s laser module and optical component products through trade shows, marketing campaigns and industry relationships. The Company has developed relationships with several automotive components suppliers for laser modules.

Over time, the Company has strategically shifted its sales and marketing focus towards providing essential semiconductor components and solutions for solid-state LiDAR and ADB headlights, meeting stringent automotive industry standards such as AEC-Q100, ISO 26262, and IATF 16949. These components and solutions are characterized by their exceptional performance, cost-efficiency, and automotive-grade reliability, making them integral for large-scale advanced driver assistance systems and self-driving technologies.

Through its partnership with NCHU, the Company’s partnership with Foxconn, ZF Group and Pegatron, renowned Tier-1 suppliers, demonstrates the marketability and sophistication of the Company’s products.

Leveraging partnerships with Foxconn’s MIH EV platform, ZF Group, and Pegatron, the Company plans to further market its products to Tier-1 suppliers and car manufacturers in major automotive markets, such as the U.S., the PRC and Europe, through endorsement from existing partners, attending trade shows, and conducting market campaigns.

By strategically positioning itself in these key markets, the Company maintains a strong global presence, allowing for continuous monitoring of global market trends. This approach enables the Company to respond promptly and adapt swiftly to mitigate the impact of market fluctuations, ensuring sustained growth and adaptability in the ever-evolving automotive industry.

Manufacturing

The Company currently manufactures all of its products at its own facilities at the Central Taiwan Science Park. With strategically positioned offices at Hsin-Chu Science Park, the Company actively fosters collaboration with semiconductor experts and develops technologies within Taiwan’s semiconductor supply chain.

The manufacturing process for the Company’s optical components products encompasses several crucial steps:

1.	Grinding: This initial phase of the manufacturing process involves precision grinding of raw materials. It’s a meticulous procedure aimed at achieving the desired shape and specifications for the optical components.

2.	Screening: During this step, the processed materials undergo screening to ensure that they meet stringent quality and size requirements. The screening process is vital to maintain the integrity of the optical components.

3.	Mixing: The mixed materials are precisely combined to create the composition necessary for the optical components. This step demands precision to guarantee the desired optical properties.

4.	Sintering: Sintering is a critical heat treatment process where the mixed materials are subjected to high temperatures, causing them to compact and fuse together. This step is essential to achieve the required material density and structure for optimal optical performance.

5.	Slicing: After the sintering process, the optical components are sliced into the desired shapes and sizes. Precision slicing ensures that the components meet exact specifications and performance standards.

Following the completion of the slicing process, rigorous inspection and meticulous packaging procedures are carried out to ensure the quality and protection of the optical components.

The primary raw materials used in the Company’s optical components manufacturing include yttrium oxide powder, lutetium oxide powder, aluminum oxide powder, cerium oxide powder, zirconia bricks, high-refractive-index coating targets, low-refractive-index coating targets, aluminum substrates, and various packaging materials. To secure a stable supply chain, the Company typically engages multiple suppliers for each type of raw material. Notably, during the fiscal years ending on December 31, 2022 and 2023, the Company experienced no shortages of raw materials, ensuring uninterrupted manufacturing operations.

The design and manufacturing process for the Company’s semiconductor chips utilizing Taiwan’s semiconductor ecosystem is as follows:

1.	Design and Development: The process begins with the design of semiconductor chips tailored to the specific requirements of applications like LiDAR and ADB. This phase involves research and development efforts to create efficient and reliable chip designs. The Company designs the relevant chipset inhouse with close collaboration with its Tier-1 suppliers.

2.	Wafer Fabrication (outsourced): Semiconductor chips are typically fabricated on thin wafers made of silicon or other semiconductor materials. The wafer fabrication process involves the deposition of various thin films, patterning using photolithography, and etching to create the chip’s circuitry. Wafer fabrication will be performed by third party semiconductor manufacturers to improve the cost-effectiveness and efficiency.

3.	Packaging (outsourced): Once the semiconductor chips are fabricated, they are carefully packaged to protect them from external factors such as moisture and physical damage. Packaging also provides electrical connections to external devices. Packaging will be performed by third party semiconductor manufacturers to improve the cost-effectiveness and efficiency.

4.	Testing and Inspection (outsourced): Throughout and at the end of the wafer fabrication and packaging process, rigorous testing and inspection procedures are used to identify defects, ensure quality control, and verify that the chips meet design specifications. Typically, the testing and inspection will be performed by third party semiconductor manufacturers. The Company may also engage another third party inspection firm for its inspection services.

5.	Final Testing: After packaging, the chips undergo comprehensive testing to verify their functionality and performance. This includes electrical, functional, and reliability testing.

The Company follows stringent quality assurance protocols to guarantee that the manufactured chips meet industry standards and customer requirements. The Company leverages Taiwan’s semiconductor ecosystem to ensure the highest quality and performance of its semiconductor chips. Notably, during the fiscal years ending on December 31, 2022 and 2023, the Company experienced no shortages of raw materials, ensuring uninterrupted manufacturing operations.

The manufacturing process for the Company’s laser lights, LiDAR, ADB modules includes the following steps:

1.	Essential component procurement: The manufacturing process begins with the procurement of essential components. The Company collaborates with multiple trusted suppliers for each type of raw material to maintain a reliable supply chain.

2.	Assembly: The various components are assembled meticulously, following strict quality control procedures. This step requires a highly skilled workforce to ensure the precise alignment and connection of each element.

3.	Testing and Quality Control: Rigorous testing and quality control checks are conducted at various stages of assembly to identify and rectify any defects or deviations from specifications. This includes optical performance testing, electrical testing, and durability assessments.

4.	Calibration: The laser lights modules undergo a calibration process to fine-tune their performance and ensure that they meet the specified output parameters. This step is critical to achieving optimal laser performance.

5.	Integration: Once the individual components and modules pass all quality checks and calibration, they are integrated into the final laser lights module. This step involves careful handling to avoid contamination and damage.

6.	Final Testing: A final round of comprehensive testing is conducted on the fully assembled laser lights modules. This includes functionality tests, environmental tests, and performance evaluations to guarantee that each module meets or exceeds the required standards.

The essential components for the Company’s laser lights, LiDAR, ADB modules include laser light source, optical components, photodetectors, semiconductor chips, amplifiers, MEMS, display/control interfaces, power management components, communication interfaces, enclosures and various packaging materials. The Company typically engages multiple suppliers for each type of essential components, and has not experience any shortage of essential components during the financial years that ended December 31, 2021, 2022, and 2023.

Seasonality

The automotive industry, in contrast to many other sectors, exhibits a remarkable degree of stability and is characterized by its resistance to seasonal fluctuations. The automotive sector remains largely unaffected by the traditional seasonal patterns and external factors that influence other industries.

The History and Development of the Company

The table below shows the significant events in the Company’s history since its founding in October 2009.

Year	Significant Events in the Company’s History
2009	●	Completed its registration and was established, named Taiwan Color Optics, Inc.

2012	●	Obtained certification as a qualified supplier of critical components to Texas Instruments (TI).

2015	●	Obtained approval to establish a facility in the Central Taiwan Science Park.

	●	Received the first prize in the Annual Awards from the Asia Science Park Association (ASPA).

	●	Awarded Taiwan government’s research project grant for collaboration with NCHU Prof. Wood-Hi Cheng and Chun-Nien Liu’s R&D team.

2018	●	Obtained approval to establish a Research and Development Center in the Hsinchu Science Park.

	●	Shipped automotive optical component products to the German manufacturer BMW for laser car lamps.

2020	●	Established partnership with Foxconn through NCHU team.

2021	●	Joined Foxconn’s MIH EV Platform.

2022	●	Obtained IATF 16949 certification for automotive quality management systems.

	●	Established partnership with ZF group through the Company’s involvement with MIH EV Platform.

2023	●	Established partnership with Pegatron through NCHU team.

Employees and Human Capital

The Company is committed to nurturing a culture that places a strong emphasis on teamwork, values creativity, professionalism, transparency, constructive dissent, and accountability among its employees. This cultural ethos is reflected in the Company’s recruitment decisions.

Throughout various stages of growth, the Company has successfully attracted and retained talented individuals and leaders from both the automotive and consumer electronics industries to drive the realization of its ambitious vision.

As of December 31, 2023, the Company had a workforce of 58 employees. The employees at the Company are not organized under any labor unions, and the company is proud of its positive reputation in maintaining healthy employee relations. To date, the Company has not experienced work stoppages, strikes, or any disputes with its employees.

The following table sets forth the number of the Company’s employees categorized by function as of December 31, 2023.

Function	Number of Employees
Research & Development	18
Manufacturing	27
Administrative	11
Sales and Marketing	2
Total	58

Intellectual Property

The success and competitive edge of the Company are dependent on its capacity to develop and safeguard core technologies and intellectual property. The Company possesses a range of intellectual property, including patents and registered trademarks, confidential technical information, and knowhow in LiDAR and ADB technology, as well as software development.

The Company has submitted patent and trademark applications to further bolster these rights and enhance its ability to defend against third parties. Moreover, the Company secures its proprietary rights through agreements with business partners, supply chain vendors, employees, and consultants, alongside vigilant monitoring of industry trends and product developments.

As of December 31, 2023, the Company held 24 approved and granted patents and has two pending patent applications, in the United States, Taiwan and the PRC. The Company’s patents and patent applications span a broad spectrum of system-level and component-level aspects of its core technologies, encompassing LiDAR systems, ADB systems, lasers, scanners, fluorescent materials, optical components, and sensing technologies.

Patents — Taiwan

No.	Patent No.	Application Date	Issue Date	Patent Name	Patent Duration
1	I721380	2019/2/27	2021/3/11	Lighting Device with Safeguard Means and Wavelength Converting Device Thereof	2021/3/11 – 2039/2/26
2	I684820	2019/2/27	2020/2/11	Diffusion Color Wheel with Different Gloss And Illumination Module of Projecting Device	2020/2/11 – 2039/2/26
3	M588266	2019/08/27	2019/12/21	Optical Color Wheel Device	2019/12/21 – 2029/08/26
4	I680341	2019/02/27	2019/12/21	Light Source Module for Projecting Device	2019/12/21 – 2039/02/26
5	I680307	2019/02/25	2019/12/21	White Light Illumination System	2019/12/21 – 2039/02/24
6	I632421	2017/05/19	2018/08/11	Optical Wheel	2018/08/11 – 2037/05/18
7	I603119	2013/11/18	2017/10/21	Glass Fluorescent Color Wheel and The Manufacturing Method Thereof	2017/10/21 – 2033/11/17
8	I589543	2015/05/26	2017/07/01	Method for Producing Sheets of Glass Phosphor	2017/07/01 – 2035/05/25
9	I576651	2015/10/08	2017/04/01	Projector Compound Optical Color Wheel Device	2017/04/01 – 2035/10/07
10	I556053	2015/01/14	2016/11/01	Optical Module for An Optical Projection Apparatus	2016/11/01 – 2035/01/13
11	I556052	2015/01/14	2016/11/01	Optical Color Wheel Assembly and Optical Color Wheel Thereof	2016/11/01 – 2035/01/13
12	I548927	2013/11/18	2016/09/11	Glass Fluorescent Color Wheel with An Anti-Reflective Coating Layer	2016/09/11 – 2033/11/17
13	I526768	2013/11/05	2016/03/21	Laser Projector Module Utilizes Glass Phosphor As A Color Mixing Element	2016/03/21 – 2033/11/04
14	I498601	2013/11/05	2015/09/01	Multi-Band Glass Fluorescent Color Conversion Film and The Manufacturing Method Thereof	2015/09/01 – 2033/11/04
15	I498599	2013/11/05	2015/09/01	Method for Manufacturing A Low Temperature Glass Phosphor Lens and The Lens Manufactured Thereof	2015/09/01 – 2033/11/04
16	I498661	2013/11/05	2015/09/01	Integrated Glass Fluorescent Color Wheel and The Manufacturing Method Thereof	2015/09/01 – 2033/11/04
17	M483456	2013/12/31	2014/08/01	Color Wheel and Color Wheel System Including The Same	2014/08/01 – 2023/12/30
18	M483448	2013/12/31	2014/08/01	Anisotropic Optical Device	2014/08/01 – 2023/12/30

Patents — U.S.

No.	Patent No.	Application No.	Patent Name
1	9850158	15/164,319	Method for Producing Sheets of Glass Phosphor
2	10310252	15/810043	Optical Wheel
3	10845033	16/797532	White Light Illumination System
4	11467430	16/800096	Light Source Device with Safety Mechanism and Wavelength Converting Device Thereof

Patents — People’s Republic of China

No.	Patent No.	Application No.	Patent Name
1	ZL201520344114.8	201520344114.8	Optical diffuser plate and its module
2	ZL201921470287.9	201921470287.9	Optical color wheel device

Trademarks

No.	Mark	Registration No.	Class	Status	Expiration Date
1.		02074406	099	Valid	2030/07/31
2.		01761245	009	Valid	2026/03/31
3.		01803294	009	Valid	2026/11/15
4.		02074601	011	Valid	2030/07/31

Cybersecurity Management

The Company has established an information department responsible for planning, implementing, developing, and managing various information systems and equipment within the Company. It is also responsible for formulating and implementing information security and management guidelines, conducting security operations, promoting security awareness, and handling security incidents. The Company has implemented specific information security management policies for operations including ERP systems, Easy Flow approval systems, internet and email usage, password settings, software downloads, storage media, and file backups. Additionally, proactive monitoring of network traffic is performed, and any anomalies are promptly addressed. Employee education and training on information security are conducted periodically to cultivate a culture of security awareness.

The Company has not experienced any information security incidents in the years ended December 31, 2023, December 31, 2022 and December 31, 2021, nor has it incurred any losses or impacts therefrom.

Facilities

The Company leases all of its facilities, and does not own any real property. The Company believes that its current facilities are adequate to meet its immediate needs and that, should it be needed, additional space will be available on commercially reasonable terms to accommodate any expansion of the Company’s operations.

The Company’s corporate headquarters are located at 4F., No.32, Keya Rd., Daya District, Central Taiwan Science Park, Taichung City 42881, Taiwan, where it leases an office with 1141.75 square meters pursuant to a lease agreement that is in effect until December 31, 2024. The corporate headquarters primarily contain engineering, research and development, sales and administrative functions.

In addition, the Company also leases factory premises located in the Central Taiwan Science Park, with aggregate 3233.07 square meters pursuant to lease agreements that are in effect until December 31, 2024. The facilities primarily contain manufacturing, research and development, testing functions.

The Company also leases one factory premise at 3A1-3, 3F., No.1, Lixing 1st Rd., Hsinchu Science Park, Hsinchu City 30078, Taiwan, with 372.53 square meters pursuant to a lease agreement that are in effect until December 31, 2024. The facility primarily contains research and development functions.

Regulation

Regulations on Company Establishment

The establishment, operation and management of companies in Taiwan is governed by the Taiwan Company Act, which was latest amended on December 29, 2021. There are four types of companies in Taiwan: unlimited company, unlimited company with limited liability shareholders, limited company and company limited by shares. Unlimited company and unlimited company with limited liability shareholders are rarely used in practice; a company limited by shares is the most common form of business undertaken for foreign investors in Taiwan. The Taiwan Company Act applies to both Taiwan domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations.

The Company is a company limited by shares, and has been current with its corporate filings with the Central Taiwan Science Park Bureau.

Regulations on Foreign Investment

The principal regulations governing foreign investments in Taiwan are the Statute for Investment by Foreign Nationals, the Regulations for Verification of Investment by Overseas Chinese and Foreign Nationals, and the Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals. In order to efficiently provide services and manage foreign investments, Taiwan government has specifically established the Taiwan Investment Commission.

All investments made by foreign nationals within the territory of Taiwan must comply with the provisions of the Statute for Investment by Foreign Nationals and receive permission from the Taiwan Investment Commission. According to the administrative ordinance “Negative List for Investment by Overseas Chinese and Foreign Nationals” issued by the Taiwan Investment Commission, Taiwan maintains a negative list of industries closed to foreign investment because the authorities assert relate to national security and environmental protection, including public utilities, power distribution, natural gas, postal service, telecommunications, mass media, and air and sea transportation. Except for certain specific sensitive activities, foreign investments in a Taiwan listed company are generally not restricted in Taiwan but are subject to the prior approval from the Taiwan Investment Commission if a foreign investor wants to acquire 10% or more of the shares of a Taiwan listed company. The approval must be obtained before the final completion of the transaction.

Regulations on Mergers and Acquisitions

The main laws and regulations governing merger and acquisition (“M&A”) activities in Taiwan are the Merger and Acquisition Act, the Company Act, the Securities and Exchange Act and the Fair Trade Act.

The competent authority in charge of the regulations in relation to M&A is the Ministry of Economic Affairs. The main regulatory body in charge of public M&A transactions is the Securities and Futures Bureau of the Financial Supervisory Commission, the government agency in charge of public companies. Other relevant regulatory bodies include the Fair Trade Commission, the authority in charge of antitrust clearance, and the Taiwan Investment Commission, the authority in charge of reviewing foreign and PRC investments. If a participating company to a transaction holds any special license, the transaction may also be subject to the review of the authority in charge of such special license.

Regulations on Building Construction and Use

Under the Building Act, a building license required for new construction, extension, reconstruction or repair of buildings. A usage license is required for usage. When alterations of usage occur after a building is constructed, such as in alterations of usage class, structure, fire-protection facilities, and parking spaces or other alteration to the originally approved usage, a usage alteration license shall be applied for.

Further, under the Building Act, users of public buildings shall entrust professional institutions or persons recognized by the central construction authority to perform inspection and attestation periodically. Such inspection and attestation results shall be reported to the authority.

For all of its leased premises, the Company has been compliant with the requirements of the Building Act, has been current in its yearly building safety and fire protection filings, and has passed the periodic fire safety inspections. The Company has not been subject to sanctions or fines based on the Building Act.

Regulations on Intellectual Property Rights

Patent Protection

Pursuant to the Patent Act, amended on May 4, 2022, there are three types of patents in Taiwan: invention patents, utility model patents, and design patents, the respective patent terms of which are 20, 10, and 15 years, all calculated from the filing date of a patent application, while the patent rights are actionable from the issue date of the patent.

In terms of the infringement disputes of a patent, the civil division of the Intellectual Property and Commercial Court (“IP Court”) hears civil actions relating to patent infringement. If the defendant of an infringement action challenges the validity of the disputed patent as a defense, the civil division will deal with the infringement and validity issues simultaneously. However, any person who intends to invalidate the disputed patent in all aspects must file revocation proceedings (invalidation action) with the Taiwan Intellectual Property Office (“TIPO”). Decisions of the TIPO in an invalidation action can be appealed to the Ministry of Economic Affairs, and subsequently to the IP Court by way of filing an administrative lawsuit.

Copyright

The Copyright Law provides that original copyrightable works shall enjoy exclusive rights automatically upon their completion, with no form of registration required. The competent authority for the application and registration of trademarks is the TIPO under the Ministry of Economic Affairs. A copyrighted work is protected throughout the author’s lifetime and 50 years after.

As a copyright holder, when enforcing a copyright, bears the burden of proving the copyright ownership (and sometimes even the creation time of the copyright, if such issue is being raised), it is recommended to preserve relevant evidence by having it notarized by a notary public. For important copyrighted work, it is recommendable to obtain a copyright certificate issued by a copyright owners’ organization so as to serve as prima facie evidence of the completion and ownership of the copyright. However, it is important to note that such private organizations do not and cannot conduct any substantive examination of the copyrightability of a work. Therefore, when a work’s copyrightable is being challenged, only a court will have a final say over such dispute on a case-by-case basis.

Trademarks

Trademark rights in Taiwan are governed by the Trademark Act. The competent authority for the application and registration of trademarks is the TIPO. Types of protection include trademarks, certification marks, collective membership marks and collective trademarks. The trademarks which were registered are protected for 10 years from publication in the Trademark Gazette. This term may be extended successively every 10 years via application for renewal.

Trade Secrets

The Taiwan Trade Secret Act mainly governs the following items: (1) the required elements of a trade secret; (2) ownership of a trade secret; (3) the licensing of a trade secret; (4) misappropriation of a trade secret; (5) the civil remedy and criminal penalty for the misappropriation of a trade secret; (6) the issuance of a protective order during criminal investigation. Pursuant to the Trade Secret Act, the information that can be protected under the Trade Secret Act is defined as any method, technique, process, formula, program, design, or other information that may be used in the course of production, sale or operation, and must meet the following requirements: (1) secrecy; (2) economic value; and (3) reasonable measures to maintain secrecy. Under the Trade Secret Act, the types of misappropriation include acquisition, use and divulging of a trade secret by unlawful means. The Trade Secret Act provides civil remedies and criminal penalties for trade-secret misappropriation.

Regulations on Personal Data Protection

Under Taiwan law, the Personal Data Protection Act is the main law governing personal data protection. Under the Personal Data Protection Act, unless otherwise specified, a company is generally required to give notice to and obtain consent from an individual before collecting, processing, or using any of the said individual’s personal information, subject to certain exceptions.

Pursuant to the Personal Data Protection Act, the personal data pertaining to a natural person’s medical records, healthcare, genetics, sex life, physical examination and criminal records is classified as sensitive personal data, which shall be subject to certain stricter obligations.

In addition to the Personal Data Protection Act, when conducting the clinical trial, the sponsor and the investigator shall also comply with other relative regulations or practices with regard to the protection of the subject’s personal data, such as the Human Subjects Research Act and the Regulations on Human Trials.

Regulations on Environmental Protection

The bedrock of environmental protection in Taiwan is the Basic Environment Act. In addition to the Basic Environment Act, Taiwan regulations regulate each type of pollution by a different set of regulations, including the Soil and Groundwater Pollution Remediation Act, the Waste Disposal Act, the Air Pollution Control Act, the Water Pollution Control Act, and Toxic and Concerned Chemical Substances Control Act. The competent authority governing the environmental regulations is the Ministry of Environment. Failure to comply with such regulations may result in fines and other administrative sanctions.

As the Company’s factory is located within the Central Taiwan Science Park, the Company is directly under the supervision of the Central Taiwan Science Park Bureau for its environmental compliance. Since its inception, the Company has received and maintained approval status from the Central Taiwan Science Park for its industrial waste disposal plan and its water use/wastewater discharge plan pursuant to the Waste Disposal Act, the Air Pollution Control Act, and the Water Pollution Control Act, and is current in its waste disposal payment dues to the Central Taiwan Science Park. All related industrial waste is handled by qualified waste disposal contractors in compliance with local regulations.

The Central Taiwan Science Park B regularly dispatches personnel to inspect wastewater discharge and to collect samples for testing. Based on the results of such regular sampling, the Company’s wastewater discharge has been verified to meet the standards set by the Central Taiwan Science Park Bureau.

Regulations on Foreign Currency Exchange

The principal regulation governing foreign currency exchange in Taiwan is the Foreign Exchange Regulation Act, amended on April 29, 2009. Pursuant to the Foreign Exchange Regulation Act, Taiwan Dollars amounting under the amount of NTD 500,000 are freely convertible no matter what transaction they are in relation with. On the other hand, the transactions involving NTD 500,000 or more or its equivalent in foreign currency shall fulfill certain obligations as provided in the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions.

Under the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, for those foreign exchange transactions which amounts of NTD 500,000 or more and relates to the sales of goods or provision of services, such transaction shall be declared through filing a declaration statement. For those foreign exchange transactions which are not related to the sales of goods or provision of services by a company, ranging from NTD 500,000 to US$ 50 million, such transaction shall be declared through filing a declaration statement, and providing supporting documents, such as contracts or letters of approval, to the bank. For those foreign exchange transactions by a company, which are not related to the sales of goods or provision of services, amounting more than USD 50 million, such transaction shall be declared through filing a declaration statement, providing supporting documents to the bank, and obtaining the approval of the Central Bank of Taiwan.

Though Taiwan government has promulgated the Regulations Governing Foreign Exchange Control on July 2, 1997, pursuant to the Foreign Exchange Regulation Act, the requirements for the government to implement those foreign exchange control measures should be subject to either of the following conditions: (1) when the domestic or foreign economic disorder might endanger the stability of the domestic economy; and (2) when this country suffers a severe balance of payments deficit. From the past history, Taiwan government only implemented those foreign exchange control measures once in 1997 during the Asian Financial Crisis.

Regulations on Dividend Distribution

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company may not pay dividends unless its losses have been covered and statutory reserve funds, equaling 10% of a company’s after-tax net profits, have been set aside. However, in the event that a company’s statutory reserve funds have reached the total amount of the company’s capital, the company does not need to set aside any amounts for its statutory reserve funds. If a company has no net profits, in principle, it may not pay dividends.

Regulations on Employee Stock Incentive Plan

The principal regulations governing dividend distribution is the Company Act. Pursuant to the Company Act, a Taiwan company may choose to implement the employee stock incentive plan through five kinds of strategies: (1) employee stock compensation, (2) employee stock option certificates, (3) employee subscription of new shares using cash as consideration, (4) treasury shares transferred to employees, (5) employee restricted share units. After the amendment of the Company Act on August 1, 2018, transferring a company’s stocks to the employees of the company’s parent company or its subsidiaries under the employee stock incentive plan is also permitted by law.

Regulations on Employment and Social Insurance

The labor law in Taiwan is regulated mainly by the Labor Standards Act, amended in June 2020. The Labor Standards Act governs the terms and conditions of employment such as working hours, holidays, rest periods, wages, overtime, leave, and termination of employment. According to Labor Standard Act, an employer is required to reach an agreement on salary with the employees, in which the agreed salary shall meet with the minimum amount set by the competent authority. Violations of the Labor Standards Act may result in fines and other administrative sanctions, and serious violations may result in criminal liabilities.

In order to protect workers’ safety and health and to prevent occupational accidents, the employers in Taiwan are also required to comply with the Occupational Safety and Health Act. According to the Occupational Safety and Health Act, the employer shall arrange safety equipment to prevent any emergency. In addition, the employer shall provide safety education and trainings for the employees which shall enable the employees to protect themselves when any accident occurs.

Taiwan governmental authorities have passed a variety of laws and regulations regarding social insurance and employee’s pension from time to time, including, among others, the Labor Insurance Act, the National Health Insurance Act, the Labor Pension Act, and the Employment Insurance Act. Pursuant to these laws and regulations, Taiwan companies must make contributions at specified levels for their employees to the relevant social insurance and pension funds. Failure to comply with such laws and regulations may result in various fines and legal sanctions.

The Company has been compliant with all requirements under the aforementioned labor laws and regulations, and has never been sanctioned or fined for non-compliance since its inception. The Company has not experienced disputes with employees which became subject to administrative review of the Labour Bureau or litigation.

Regulations on Taxation

According to the Taiwan Income Tax Act, a company incorporated in Taiwan is a Taiwan tax resident and will be subject to 20% corporate income tax on its worldwide income. A non-resident company will be subject to 20% corporate income tax on its Taiwan-sourced income. If a resident company does not distribute its financial earnings generated in a year to its shareholders by the end of the following year, a surtax of 5% would be imposed on the undistributed earnings.

Effective from 2020, the Taiwan Statute for Industrial Innovation was amended, which extends the tax incentive by 10 years until December 31, 2029 for R&D expenditure. Under the tax incentive program, a company conducting qualifying R&D activities may select one of the following incentives: (i) up to 15% of qualifying R&D expenses may be credited against corporate income tax payable in the current year; or (ii) up to 10% of qualifying R&D expenses may be credited against corporate income tax payable in the year expenses incurred and carried forward for the next 2 years. In addition, if a company uses NTD 1 million or more of its undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation within 3 years from the year such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings for assessment of surtax imposed on undistributed earnings from the year 2018.

The alternative minimum tax (“AMT”) imposed under the e is a supplemental income tax which applies if the amount of regular income tax calculated pursuant to the Taiwan Income Tax Act and relevant laws and regulations is below the amount of basic tax prescribed under the Taiwan Income Basic Tax Act. The taxable income for calculating AMT includes most income that is exempt from income tax under various legislations, such as capital gains from qualified securities and future transactions. The prevailing AMT rate for business entities is 12%.

According to the Taiwan Income Tax Act, a withholding tax rate of 21% shall generally be applicable to dividends distributed to non-Taiwan resident enterprise/individual investors. The withholding tax on the dividends may be reduced pursuant to a tax treaty between Taiwan and the jurisdictions in which the non-Taiwan shareholders reside. Taiwan currently has a treaty network with 34 countries.

Regulations Pertaining to the Company’s Products

The Company’s current product portfolio and LiDAR and ADB solutions do not require any mandatory government approval prior to commercial product launch under the existing laws and regulations in Taiwan, the United States, or Europe.

However, in order to become eligible to become a supplier for optical components and modules and automobile industry lighting products, there are several major industry quality standards which the Company’s customers require the Company to attain, as follows:

ISO 9001:2015 specifies requirements for a quality management system when an organization needs to demonstrate its ability to consistently provide products and services that meet customer and applicable statutory and regulatory requirements, and aims to enhance customer satisfaction through the effective application of the system, including processes for improvement of the system and the assurance of conformity to customer and applicable statutory and regulatory requirements. The Company has attained ISO 9001:2015 certification for the design, manufacture, processing, and sale of optical products. The certification is valid until February 14, 2025.

ISO 14001:2015 specifies the requirements for an environmental management system that an organization can use to enhance its environmental performance and manage its environmental responsibilities in a systematic manner that contributes to the environmental pillar of sustainability. ISO 14001:2015 helps an organization achieve the intended outcomes of its environmental management system, which provide value for the environment, the organization itself and interested parties. Consistent with the organization’s environmental policy, the intended outcomes of an environmental management system include enhancement of environmental performance, fulfilment of compliance obligations, achievement of environmental objectives. The Company has attained ISO 14001:2015 certification for the design, manufacture, processing, and sale of optical products. The certification is valid until February 14, 2025.

IATF 16949:2016 is the International Standard for Automotive Quality Management Systems. IATF 16949 emphasizes the development of a process-oriented quality management system that provides for continual improvement, defect prevention and reduction of variation and waste in the supply chain. The goal is to meet customer requirements efficiently and effectively. This standard is applicable to any organization that manufactures components, assemblies and parts for supply to the automotive industry. The Company has attained IATF 16949:2016 certification for the design and manufacture of headlight diffusers. The certification is valid until August 22, 2025.

Legal Proceedings

From time to time, the Company may be subject to various legal proceedings that arise from the normal course of business activities. In addition, from time to time, third parties may assert claims of intellectual property infringement, misappropriation or other violation against the Company in the form of letters and other forms of communication. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company’s results of operations, prospects, cash flows, financial position and brand. Additionally, from time to time, the Company may bring legal action to defend its intellectual property or otherwise protect the Company’s interests. The Company is not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to it, would individually or in the aggregate have a material adverse effect on the Company’s business, financial condition, and results of operations.

As of December 31, 2023, the Company has one outstanding dispute. The Company made a complaint against a third party (“Third Party”) and such Third Party’s employee for violation of the Company’s copyright under the Taiwan Copyright Law. The Taichung Prosecutor’s Office of Taiwan, after investigation, filed a criminal complaint against the Third Party. The Taichung District Court accepted the case, titled Zhiziyi No. 59. Currently, this criminal case is still pending. Concurrently, the Company plans to file an incidental civil lawsuit against the Third Party before the end of oral debate of the first instance in the criminal case.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

A.	Operating Results

+

Company Overview

We are a legacy of innovation in the Fabless of IC design company. With company’s nearly 15-year tenure, our firm has established itself as a key player in the semiconductor domain. Situated strategically in Hsinchu Science Park and Central Taiwan Science Park, we boast world-class research and manufacturing facilities.

Our core expertise lies in the development of AI chipsets, AI accelerators, System-on-Chip (SoC) designs, and optoelectronic sensor modules and components. Leveraging Taiwan’s mature semiconductor ecosystem, we seamlessly integrate into the vertical supply chain, mastering silicon photonics and semiconductor technologies.

Collaboration is central to our ethos. Working hand-in-hand with esteemed Tier-1 or OEM partners, we drive innovation in LiDAR sensors, silicon photonics, and semiconductor technologies. Our joint efforts span research, design, and real-world application, ensuring our solutions meet the evolving demands of the market.

Adherence to industry standards is paramount. Our products comply with rigorous automotive standards such as AEC-Q100, ISO 26262, and IATF 16949, making them ideal for applications like autonomous driving, unmanned aerial vehicles (UAVs), intelligent automotive lighting, optoelectronic sensors, AI data fusion, and electronic fencing systems.

We are not just innovators; we are enablers of progress. With a commitment to excellence and a passion for technological advancement, we are poised to redefine the landscape of industries and drive transformative change on a global scale.

Key Factors Affecting Operating Results

We believe its performance depends on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the “Risk Factors” section of this Form 20-F.

Market Adoption

We believe that widespread adoption of ADAS for autonomous driving is approaching and that it is well-positioned in both passenger cars and non-passenger vehicle markets to take advantage of this opportunity. Many major brands offer cars with ADAS Suites (e.g. Ford’s Co-Pilot 360, Toyota Safety Sense and BMW Active Driving Assistant) with L0-L2 features.

As the demand shifted toward higher levels of autonomous driving, we expect that this demand will drive an increase in the adoption of LiDAR technology in ADAS and autonomous driving systems. Accordingly, we expect the rate of actual adoption and commercialization of LiDAR based solution by automotive OEMs and their suppliers, or the lack thereof, to impact its results of operations, including revenue and gross margins for the foreseeable future.

Continued Investment and Innovation

The Company focus on penetrating the LiDAR and ADB markets via key semiconductor chips and solution for solid-state LiDAR, which require heavy investment in R&D of IC, optical components, and solid-state laser-based sources for LiDAR and ADB solutions. We believe that its financial performance is significantly dependent on its ability to commercialize the R&D results and solidify its position in relevant market segments. This in turn will depend on our future R&D investments and its ability to attract and retain highly qualified and experienced R&D personnels and partners. These are necessary to continue the work required to bring our LiDAR and ADB solutions to full commercialization and introduce innovative new solutions to existing and new customers. Failure to do this could adversely affect our market position and its revenue.

Competition and Margin

Our results of operations will also depend on its ability to integrate and leverage on Taiwan mature semiconductor vertical supply chain while scaling up its production capacity and keeping its fixed costs low. We believe it can achieve this by focusing on high value and margin chip design, outsource the low margin and high capital costs chip manufacturing, packaging and module assembly. Our ability to leverage this model will depend primarily on its revenues and ability to increase sales once a product is commercialized. Specifically, we believe under the collaboration model with strategic partners, such as Foxconn’s MIH and Pegatron, we are able to shorten the pre-sales and qualification process compared to traditional automotive industry practice.

By providing solutions comprised primarily of components that it has developed based on its technology, we thereby eliminate expenses associated with system completion which would not have involved or leveraged its technology. In addition, a series of LiDAR and ADB manufactured with our solutions will be conducted by Tier-1 manufacturers, meaning that we neither has the need to undertake the significant capital expenditures associated with developing a series manufacturing capability nor the expense of operating any such manufacturing capability.

Technological Advancements

Rapid advancements in ADAS and LiDAR technology can impact our ability to develop and offer cutting-edge products at competitive cost that meet market demands. We have witnessed a growing interest in solid-state LiDAR technology, we ability to solidify and commercialize key semiconductor components and solution for solid-state LiDAR and ADB headlights that meet the market demand is crucial for we result of operations, including revenue and gross margins for the foreseeable future.

Impact of COVID-19 on Our Operations and Financial Performance

On May 5, 2023, WHO declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern The extent of the impact of COVID-19 on our future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19, future government actions in response to COVID-19 and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we currently unable to quantify the expected impact of COVID-19 on its future operations, financial condition, liquidity and results of operations if the current situation continues.

Although it is uncertain to assess the total impact of COVID-19 on the financial condition, results of our operation and business, we do not expect that COVID-19 will have a material and adverse impact on our operation in 2023.

Components of Results of Operations

Revenue

We generate revenue primarily from the sale of laser diode module (“Module”) and their related components (“Components”). The table below sets forth the revenue contribution by types of products in the year ended December 31, 2021, 2022 and 2023:

Year	December 31, 2021			December 31, 2022			December 31, 2023
	Revenue Amount			Revenue Amount			Revenue Amount
Product Categories	NTD ‘000	U.S. Dollars ‘000	Revenue Proportion/ Share, %	NTD ‘000	U.S. Dollars ‘000	Revenue Proportion/ Share, %	NTD ‘000	U.S. Dollars ‘000	Revenue Proportion/ Share, %
Component	48,281	1,572	38.3	59,256	1,930	57.9	31,530	1,030	96.0
Module	76,268	2,483	60.5	38,331	1,248	37.4	1,154	38	3.5
Others	1,584	52	1.3	4,851	158	4.7	156	5	0.5
Total	126,133	4,107	100.0	102,438	3,336	100.0	32,840	1,073	100

Cost of Revenue

Cost of revenue primarily consists of costs of product parts and materials purchased from manufacturers, labor costs, depreciation, maintenance, and other overhead related costs, such as salaries and related personnel expenses.

Operating Expenses

Selling expenses

Selling expenses primarily consists of personnel and operating expenses related to distribution of module and component and related hardware and expenses related to branding and promotional activities.

Administrative expenses

Administrative expenses primarily consist of personnel-related expenses for employees involved in general corporate functions, including executive and administration, legal, human resources, accounting, finance, tax, and information technology and outside professional services, including legal, audit and accounting services, as well as expenses for allocated facilities costs, such as office rent, depreciation, other general corporate expenses and travel. Personnel-related expenses primarily include salaries and benefits compensation.

Research and Development Expenses

The R&D expenses include:1) Personnel related expenses, including salaries and benefits compensation expenses for personnel in research and engineering, design, and testing functions;2) Expenses related to materials, software licenses, suppliers and third-party services;3) Prototype expenses; and 4) An allocated portion of overhead expenses, such as facility and IT costs and depreciation.

Interest Income

Interest income primarily consists of interest earned on cash deposits in banks.

Other Income

Other income primarily consists of government grants.

Other Gains and Losses

Other gains and losses primarily consist of foreign exchange gains and loss.

Interest expenses

Interest expenses consist primarily of interest on borrowings and financing obligations under outstanding loan agreements.

Income Tax Expenses

Income tax expenses primarily consists of current income tax expenses. Currently, the applicable tax rate in Taiwan is 20%, while the tax rate for unappropriated earnings is 5%.

Results of Operations

Comparison of Results of Operations for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

The table below sets forth the results of operations for the year ended December 31, 2022 and the year ended December 31, 2023:

	For the year ended December 31,				Differences
	2022		2023		Amount		Percentage
	NTD	U.S. $	NTD	U.S. $	NTD	U.S. $
Item	‘000	‘000	‘000	‘000	‘000	‘000%
Total revenue	102,438	3,336	32,840	1,073	(69,598)	(2,263)	(67.9)
Cost of revenue	56,525	1,841	48,049	1,569	(8,476)	(272)	(15.0)
Gross profit/(loss)	45,913	1,495	(15,209)	(496)	(61,122)	(1,991)	(133.1)
Operating expenses
Selling expenses	12,534	408	11,363	371	(1,171)	(37)	(9.3)
Administrative expenses	25,650	835	24,360	796	(1,290)	(39)	(5.0)
Research and development expenses	26,845	874	24,195	790	(2,650)	(84)	(9.9)
Impairment loss	253	8	-	-	(253)	(8)	(100.0)
Total operating expenses	65,282	2,126	59,918	1,957	(5,364)	(169)	(8.2)
Net operating loss	(19,369)	(631)	(75,127)	(2,453)	(55,758)	(1,822)	287.9
Non-operating expenses
Interest income	3,462	113	14,680	479	11,218	366	324.0
Other income	2,844	93	385	13	(2,459)	(80)	(86.5)
Other gain, net	37,399	1,218	992	32	(36,407)	(1,186)	(97.3)
Interest expenses	(2,884)	(94)	(2,940)	(96)	(56)	(2)	1.9
Total non-operating expenses	40,821	1,329	13,117	428	(27,704)	(901)	(67.9)
Profit/(loss) before income tax	21,452	699	(62,010)	(2,025)	(83,462)	(2,724)	(389.1)
Income tax expense	6,429	209	1,019	33	(5,410)	(176)	(84.1)
Net income/(loss)	15,023	489	(63,029)	(2,058)	(78,052)	(2,547)	(519.6)
Total comprehensive income/(loss)	15,023	489	(63,029)	(2,058)	(78,052)	(2,547)	(519.6)
Less: comprehensive income (loss) attributable to non-controlling interest	194	6	(13,003)	(425)	(13,197)	(431)	(6,802.6)
Total comprehensive income (loss) attributable to ordinary shareholders	14,829	483	(50,026)	(1,633)	(64,855)	(2,116)	(437.4)

Comparison of Revenue Composition for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

The table below sets forth the revenue contribution by types of products for the year ended December 31, 2023 to the year ended December 31, 2022:

	For the year ended December 31, 2023			For the year ended December 31, 2022
	Revenue Amount			Revenue Amount
Product Categories	NTD ‘000	U.S. Dollars ‘000	Revenue Proportion/ Share, %	NTD ‘000	U.S. Dollars ‘000	Revenue Proportion/ Share, %
Component	31,530	1,030	96.0	59,256	1,930	57.9
Module	1,154	38	3.5	38,331	1,248	37.4
Others	156	5	0.5	4,851	158	4.7
Total	32,840	1,073	100.0	102,438	3,336	100.0

Total revenue

Total revenue decreased by NTD 69,598,000 (U.S.$2,272,959), or 67.9%, from NTD 102,438,000 (U.S.$3,345,460) for the year ended December 31, 2022 to NTD 32,840,000 (U.S.$1,072,502) for the year ended December 31, 2023. The decrease in the total revenue is primarily contributed by NTD 27,726,000 (U.S.$905,487), or 46.8% decrease in Component sales, and NTD 37,177,000 (U.S.$1,214,141) or 97.0% decrease in Module sales. The total revenue decreased in the year ended December 31, 2023 primarily attributed to a decrease in product sales volume, declining from approximately 1,200,000 units in 2022 to 439,000 units in 2023, along with a decrease in the average unit product selling price from NTD82 to NTD75, which was influenced by the global economic slowdown and consumer spending due to the growing negative outlooks for the globally economy. The longer inventory cycle and slower sales of our customers products contribute to the decrease in our total revenue.

Cost of revenue

The cost of revenue declined from NTD 56,525,000 (U.S.$1,846,016) for the year ended December 31, 2022 to NTD 48,049,000 (U.S.$1,569,203) for the year ended December 31, 2023, representing a decrease of 15.0%. This slight decline was primarily due to a significant decrease in sales orders and partially offset by unit production costs due to a higher allocation of fixed costs.

Gross profit (loss)

The gross profit was NTD$45,913,000 (U.S.$1,499,445) for the year ended December 31, 2022 and the gross loss was NTD$15,209,000 (U.S.$496,702) for the year ended December 31, 2023. This decrease was primarily due to the significant decrease of revenue and gross profit rate decrease.

Selling expenses

The selling expenses declined from NTD 12,534,000 (U.S.$409,340) for the year ended December 31, 2022 to NTD 11,363,000 (U.S.$371,097) for the year ended December 31, 2023, representing a 9.3% decrease. This decline was primarily due to the reduction in sales orders, which led to a decrease in employee sales bonuses, salaries for sales personnel decreased by NTD3,112,000 (U.S.$101,656), from NTD 6,253,000 (U.S.$204,242) in 2022 to NTD 3,141,000 (U.S.$102,586) in 2023. However, in order to explore potential overseas markets, travel and advertising expenses have both increased.

Administrative expenses

The general administrative expenses decreased from NTD25,650,000 (U.S.$837,688) for the year ended December 31, 2022 to NTD 24,360,000 (U.S.$795,558) for the year ended December 31, 2023, representing a 5.0% decrease. This decrease was primarily due to the capitalization of professional service fees..

Research and development expenses

The research and development expenses declined from NTD 26,845,000 (U.S.$876,715) for the year ended December 31, 2022 to NTD 24,195,000 (U.S.$790,170) for the year ended December 31, 2023, representing a 9.9% decrease. This decline was primarily due the delay of the research and development progress of certain ICs, LiDAR and ADB solutions by about 6 months, so the research & development expense in the year ended December 31, 2023 are lower than expected.

Interest income

The interest income increased from NTD 3,462,000 (U.S.$113,063) for the year ended December 31, 2022 to NTD 14,680,000 (U.S.$479,425) for the year ended December 31, 2023, representing a 324.0% increase. This growth was primarily driven by longer time deposit periods and higher interest rates on deposits offered by the bank in Fiscal 2023.

Other gains, net

Other gains decrease from NTD 37,399,000 (U.S.$1,221,391) for the year ended December 31, 2022 to NTD 992,000 (U.S.$32,397 ) for the year ended December 31, 2023, representing a 97.3% decrease. The decrease was primarily due to the decrease in foreign exchange gains, which was mainly attributed to a substantial decrease in customer income, leading to reduced foreign currency transactions.

Interest expenses

Interest expenses increased from NTD 2,884,000 (U.S.$94,187) for the year ended December 31, 2022 to NTD 2,940,000 (U.S.$96,016) for the year ended December 31, 2023, representing a 1.9% increase. The increase was primarily due to higher interest rate charged on our borrowings in fiscal 2023, while the impact of rising borrowing costs is partially offset by the reduction of total borrowings.

Income tax expenses

Income tax expenses decreased from NTD 6,429,000 (U.S.$209,961) for the year ended December 31, 2022 to NTD 1,019,000 (U.S.$33,279) for the year ended December 31, 2023. This decline was primarily due to losses recorded before income tax in fiscal 2023. Income tax expenses occurred in fiscal 2023 due to a deferred tax liability from reduced unrealized exchange gains.

Other comprehensive income/(loss) attributable to non-controlling Interest

Other comprehensive income attributable to non-controlling interest for the year ended December 31, 2022 was NTD$194,000 and other Comprehensive loss attributable to non-controlling interest for the year ended December 31, 2023 was NTD$15,029,000 (U.S.$125,898). The decrease was due to a loss in disposal of Taiwan Leisure Sports Technology Inc and a net loss in 2023.

Comparison of Results of Operations for the Year Ended December 31, 2022 to the Year Ended December 31, 2021

The table below sets forth the results of operations for the year ended December 31, 2021 and the year ended December 31, 2022:

	For the year ended December 31, 2021		For the year ended December 31, 2022		Differences in Amount and Percentage (%)
Item	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000	NTD ‘000	U.S.$ ‘000%
Total revenue	126,133	4,107	102,438	3,336	(23,695)	(772)	(18.8)
Cost of revenue	69,310	2,257	56,525	1,841	(12,785)	(416)	(18.5)
Gross profit	56,823	1,850	45,913	1,495	(10,910)	(355)	(19.2)
Operating expenses
Selling expenses	10,490	342	12,534	408	2,044	67	19.5
Administrative expenses	18,387	599	25,650	835	7,263	237	39.5
Research and development expenses	40,921	1,332	26,845	874	(14,076)	(458)	(34.4)
Impairment loss	-	-	253	8	253	8	100.0
Total operating expenses	69,798	2,273	65,282	2,126	(4,516)	(147)	(6.5)
Net operating loss	(12,975)	(423)	(19,369)	(631)	(6,393)	(208)	49.3
Non-operating income (expenses)
Interest income	419	14	3,462	113	3,043	99	726.3
Other income	7,166	233	2,844	93	(4,322)	(141)	(60.3)
Other gains and losses	(21,627)	(704)	37,399	1,218	59,026	1,922	272.9
Interest expenses	(2,196)	(72)	(2,884)	(94)	(688)	(22)	31.3
Total non-operating Income (expenses)	(16,238)	(529)	40,821	1,329	57,058	1,858	351.4
Profit (loss) before tax	(29,213)	(951)	21,452	699	50,665	1,650	173.4
Income tax expense	(1,298)	(42)	6,429	209	5,131	252	395.3
Net Profit (loss) for the Period	(30,511)	(994)	15,023	489	45,534	1,483	149.2
Other comprehensive (loss) Income
Foreign currency translation adjustment	(329)	(11)	-	-	329	11	(100.0)
Total comprehensive (loss) income	(30,840)	(1,004)	15,023	489	45,863	1,493	148.7
Less: Comprehensive (loss) income attributable to non-controlling interest	(19,201)	(626)	194	6	19,395	632	101.0
Total comprehensive Income (loss) attributable to ordinary shareholders	(11,639)	(379)	14,829	483	26,468	862	227.4

Revenue

Of the total revenue of NTD 126,133,000 (U.S.$4,107,229) for the year ended December 31, 2021, NTD 48,281,000 (U.S.$1,572,159) of revenue was from the sales of Component, NTD 76,268,000 (U.S.$2,483,491) of revenue was from the Modules, and NTD 1,584,000 (U.S.$51,579) of revenue was from the sales of other products. The total revenue decreased from NTD126,133,000 (U.S.$4,107,229) for the year ended December 31, 2021 to NTD102,348,000 (U.S.$3,335,656) for the year ended December 31, 2022, representing a 18.8% decrease. The decrease in total revenue from 2021 to 2022 was primarily due to weaker demands from our customers and temporary interruption of our operations and the operation of our customers due to wide spread of COVID-19 in the PRC and Taiwan.

Cost of revenue

Cost of revenue decreased by NTD 12,786,000, (U.S.$416,346), or 18.4%, from NTD 69,3110,000 (U.S.$2,256,952) for the year ended December 31, 2021 to NTD 56,525,000 (U.S.$1,840,606) for the year ended December 31, 2022. The decrease was primarily due to lower total revenue.

Gross profit

The gross profit declined from NTD 56,823,000 (U.S.$1,850,237) for the year ended December 31, 2021 to NTD45,913,000 (U.S.$1,495,050) for the year ended December 31, 2022, representing a decrease of 19.2%. This decline was primarily due to decrease in total revenue and shipped goods.

Selling expenses

Selling expenses increased by NTD 2,044,000 (U.S.$66,558), or 19.5%, from NTD 10,490,000 (U.S.$341,583) for the year ended December 31, 2021 to NTD 12,534,000 (U.S.$408,141) for the year ended December 31, 2022. The increase was primarily due to higher logistics expenses caused by unavailability of vessels and air cargo space during COVID-19.

Administrative expenses

Administrative expenses increased to NTD 25,650,000 (U.S.$835,233) for the year ended December 31, 2022 from NTD 18,387,000 (U.S.$598,730) for the year ended December 31, 2021, representing a 39.5% increase. The increase was primarily due to we preparation for public listing in Taiwan in 2022, which has subsequently cancelled by we to pursue the Business Combination.

Research and development expenses

Research and development expenses decreased to NTD 26,845,000 (U.S.$874,145) for the year ended December 31, 2022 from NTD 40,921,000 (U.S.$1,332,498) for the year ended December 31, 2021, representing a 34.4% decrease. The expenses decreased because of lower research and development activities during various phases of COVID-19 lock-downs and social distancing rules imposed in Taiwan in 2022.

Interest income

Interest income increased by NTD 3,043,000, (U.S.$99,088), or 726.3%, from NTD 419,000 (U.S.$13,644) for the year ended December 31, 2021 to NTD 3,462,000 (U.S.$112,732) for the year ended December 31, 2022. The increase was primarily due to an increase in interest rates in 2022 compared to 2021.

Other income

Other income decreased by NTD 4,322,000, (U.S.$140,736), or 60%, from NTD 7,166,000 (U.S.$233,344) for the year ended December 31, 2021 to NTD 2,844,000 (U.S.$92,608) for the year ended December 31, 2022. The decrease was mainly due to the lack of NTD 3,325,506 (U.S.$108,606) of R&D subsidies granted by the Taipei Computer Association in 2021.

Other gains and losses

Other losses were NTD 21,627,000 (U.S.$704,235) for the year ended December 31, 2021 and other gains were NTD 37,399,000 (U.S.$1,217,815) for the year ended December 31, 2022. This increase was primarily due to favorable exchange rate gain that the average exchange rate of US dollars was 29.8129 in 2022 increased by 7% compared to 27.992 in 2021.

Interest expenses

Interest expenses rose by NTD 688,000, (U.S.$22,403), or 31.3%, from NTD 2,196,000 (U.S.$71,508) for the year ended December 31, 2021 to NTD 2,884,000 (U.S.$93,911) for the year ended December 31, 2022. The increase was primarily due to higher borrowing cost even though Total Liabilities decreased to NTD201,159,000 (U.S.$6,550,277) from NTD220,342,000 (U.S.$7,174,927).

Income tax expenses

Income Tax Expenses increased from NTD 1,298,000 (U.S.$42,266) in income tax expense for the year ended December 31, 2021 to NTD 6,429,000 (U.S.$209,346) for the year ended December 31, 2022. The increase was due to movement of temporary differences in deferred tax assets.

Other comprehensive (loss) income

Other Comprehensive loss decreased by NTD 329,000 (U.S.$10,713) or 100.0% from a loss of NTD329,000 (U.S.$10,713) for the year ended December 31, 2021 to nil for the year ended December 31, 2022. The decrease was primarily due to disposal of foreign subsidiary, Optonomous Inc.

Liquidity and Capital Resources

Historically, we have financed its operations mainly through equity contributions from its shareholders, loans from banks and payments received from its customers during ordinary course of business. On December 31, 2023, we had cash and cash equivalents of NTD 202,465,000 (U.S.$6,612,182), which consisted of cash, checking accounts, demand deposits, time deposits and others. We expect that it may incur net loss in the next one to three years as it increases its investment in research and development of LiDAR and ADB technologies.

Our cash requirements for the next twelve months after the date of the Form 20-F primarily include staff salaries, lease obligations, contractual obligations and other commitments. Our staff salaries consists of our obligations to pay out staff under the employment agreements. Our lease obligations consist of the commitments under the rental agreements for our factory and office premises.

In addition, as part of our business strategy, we plan to continue to invest in our research and development activities, particular in the development of our LiDAR and ADB products. These new developments and expansions may generate long-term cash requirements. Our research and development activities, including pursuant of equipment, raw materials, IT software and expansion of our R&D term. We intend to fund our future material cash requirements with net proceeds from the Proposed Transactions, debt borrowings from Taiwan banks, equity contributions from our shareholders and payments received from our customers. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Taking into account the completion of our business combination, we believe that our cash on hand, including the current available cash and cash equivalents on our balance sheet and the funds contained in Chenghe’s Trust Account (assuming the Interim Redemption Scenario) are sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this Form 20-F and sufficient to fund our operations.

Short-term borrowings

As of December 31, 2023, our short-term bank borrowings consist of working capital loans from Chuang Hwa Bank, and E. Sun Bank, each secured by time deposits held within the bank. These collateralized time deposits are classified as restricted cash on our combined balance sheet. The table below set forth the key commercial terms of the work capital loans as of 2023.

Lender	Interest Rate	Issuance Date	Maturity Date	Outstanding Amount as of December 31, 2023 (NTD’000)	Outstanding Amount as of December 31, 2023 (U.S.$’000)
Chuang Hwa Bank	1.81%	November 13, 2023	November 13, 2024	82,000	2,678
E. Sun Bank	2.43%	December 28, 2023	April 28, 2024	8,000	261
Total				90,000	2,939

Long-term borrowings

The long-term bank borrowings consist of term loans obtained from Chuang Hwa Bank. The aggregate principal amount of term loan issued to us on May 12, 2022 is NTD15,800,000 (U.S.$516,003), which is guaranteed by the Credit Guarantee Fund for Small and Medium Enterprises of Taiwan.

The aggregate principal amount of term loan issued to us on August 21, 2020 is NTD13,000,000 (U.S.$424,559), which is secured the property and equipment with a book value of NTD 27,047,000 (U.S.$883,312). The table below set out the key commercial terms of the two term loans.

Nature	Interest Rate	Issuance Date	Maturity Date	As of December 31, 2023 (NTD’000)	As of December 31, 2023 (U.S.$’000)
Guaranteed Borrowing	2.150%	December 5, 2022	December 05, 2027	12,640	413
Credit Borrowing	2.0%~2.1%	August 21, 2020	June 29, 2026	37,833	1,236
Total				50,473	1,648

We recorded net interest income of NTD11,740,000 (U.S.$383,410) for the year ended December 31, 2023 and recorded net interest income of NTD578,000 (U.S.$18,821) for the year ended December 31, 2022. We enjoyed net interest income for 2022 and 2023 because its short- and long-term borrowings are denominated in NTD, which charge a lower interest rate compared to the interest earned on our deposits, which are primary denominated in U.S. Dollars and enjoy higher interest rate. We expect that as the U.S. lowers the Federal Fund Rate, the interest rate offered on our U.S. dollar deposits will decrease and the net interest income will decrease accordingly.

The effect of an immediate 10% change in interest rates on December 31, 2023 would not have a material adverse impact on our future operating results and cash flows as we expect our sales will increase going forward.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows:

	Years ended December 31
	2021		2022		2023
	NTD	U.S. $	NTD	U.S. $	NTD	U.S.$
	‘000	‘000	‘000	‘000	‘000	‘000
Net cash (used in) generated from operating activities	(20,959)	(682)	36,499	1,188	(38,060)	(1,244)
Net cash used in investing activities	(19,416)	(632)	(29,103)	(948)	(23,565)	(770)
Net cash (used in) generated from financing activities	67,975	2,213	24,638	802	(67,818)	(2,214)

Cash Flows (Used in) Generated from Operating Activities

Cash flows generated from operating activities are typically re-invested to support the growth of our business. We invest in research and development, sales and marketing activities, administrative expenses, and working capital. Our operating cash inflows include cash from sales of its products. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, and interest payments on our financings.

During the year ended December 31, 2022, net cash generated from operating activities was NTD 36,499,000 (U.S.$1,188,212). During the year ended December 31, 2023, net cash used in operating activities was NTD38,060,000 (U.S.$1,242,978). The decrease was mainly driven by lower sales revenue, increase in inventories and right of use assets.

During the year ended December 31, 2021, net cash used in operating activities was NTD 20,959,000 (U.S.$682,481). During the year ended December 31, 2022, net cash generated from operating activities was NTD 36,499,000 (U.S.$1,188,212). The increase was mainly attributable to increase in net income in 2022, primarily due to favorable exchange rate gains, income to disposition of discontinued business ad increase in account receivables.

Cash Flow Used in Investing Activities

Cash used in investing activities primarily relate to purchase of property and equipment and partially offset by disposal of property and equipment.

Net cash used in investing activities was NTD23,565,000 (U.S.$769,595) for the year ended December 31, 2023 and NTD29,103,000 (U.S.$947,672) for the year ended December 31, 2022. The decrease was mainly attributed to a decrease in sales and adjustment to research and development schedules, resulting in a decrease in investment in new property and equipment.

Net cash used in investing activities was NTD29,103,000 (U.S.$947,672) for the year ended December 31, 2022 and net cash used in investing activities was NTD 19,416,000 (U.S.$632,237) for the year ended December 31, 2021. The increase was primarily attributed to increased investment in new property and equipment for research and development activities.

Cash Flows (Used in) Generated from Financing Activities

Net cash used in financing activities was NTD 67,818,000 (U.S.$2,214,827) for the year ended December 31, 2023 which primarily consist of repayment of NTD84,151,668 (U.S.$2,748,258) in principal amount and interest of short term borrowings from Chuang Hwa Bank, NTD26,370,000 (U.S.$861,202) in principal amount of short term borrowings from First Commercial Bank, NTD8,000,000 (U.S.$261,267) in principal amount of short term borrowings from E.Sun Bank; and partially offset by the NTD82,000,000 (U.S.$2,677,988) proceeds from short-term loans from Chuang Hwa Bank and NTD16,000,000 (U.S.$522,534) proceeds from short-term loans from E.Sun Bank.

Net cash generated from financing activities was NTD 24,638,000 (U.S.$802,279) for the year ended December 31, 2022, which primarily consists of the proceeds of NTD 219,164,000 (U.S.$7,136,568) from short-term loans from Chuang Hwa Bank and partially offset by the repayment of NTD200,904,000 (U.S.$6,541,973) in principal amount of short-term borrowings from Chuang Hwa Bank.

Net cash generated from financing activities was NTD 67,975,000 (U.S.$2,213,448) for the year ended December 31, 2021, which primarily consists of the proceeds of NTD 77,480,000 (U.S.$2,522,957) from short-term loans from Chuang Hwa Bank and the proceeds of NTD 44,780,000 (U.S.$1,458,157) from term loans from Chuang Hwa Bank and partially offset by the repayment of NTD52,740,000 (U.S.$1,717,356) in principal amount of short term borrowings from Chuang Hwa Bank and the repayment of NTD1,545,000 (U.S.$50.309) in principal amount of term loans from Chuang Hwa Bank.

Disposal of Optonomous Inc.

Optonomous Inc., located in Los Angeles, California, USA, was acquired in May of 2019 due to our plan to expand into the U.S. market. Optonomous Inc. specializes in the development of lighting technologies for various applications such as projection, entertainment, and automotive, using laser-excited glass and crystal phosphors. It also develops infrared laser diodes for autonomous driving applications.

However, due to the impact of the COVID-19 pandemic, we were not able to expand into the U.S. market through Optonomous Inc. Considering the operating costs of Optonomous, Inc., the board of directors discussed the matter and decided to focus on the core business in Taiwan to avoid additional cost losses. As a result, it was decided to divest all shares in Optonomous Inc.

Disposal of Taiwan Leisure Sports Technology Inc.

We established Taiwan Leisure Sports Technology to operate the Operator Transfer (“OT”) project of the Houli Racetrack and Flower Dance Hall in Taichung City. We decided to pursue this business venture to diversify its revenue stream. However, shortly after its establishment, the OT project was affected by the COVID-19 pandemic, and in compliance with government epidemic prevention policies, the racetrack and the flower dance hall was unable to open and operate. Although there was a brief period of opening, the tourism industry had been severely impacted by the pandemic, and it was difficult to recover the previous number of visitors in the short term.

After discussions within the local government in Taichung, it was determined that if the project were to continue operating, it would require further cash injection. After considering the level of capital injection needed to keep the facilities operational, we decided to divest its control interest in Taiwan Leisure Sports Technology. After contacting multiple potential buyers, the project was acquired by a non-related party. We completed the transaction agreement in July of the 2022 and received the full payment in December of the same year, successfully completing the divestment process.

Material Contractual Obligations and Commitments

During the periods presented, we did not have any material contractual obligations and commitments.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Research and Development Expenses

In the fiscal year 2021, the R&D expenditure amounted to approximately NTD40,921,000 (U.S.$1,331,879), accounting for 32.4% of the net revenue and 58.6% of total operating expenses. In the fiscal year 2022, the R&D expenditure amounted to approximately NTD26,845,000 (U.S.$874,145), accounting for 26.2% of the net revenue and 41.1% of total operating expenses. In the fiscal year 2023, the R&D expenditure amounted to approximately NTD24,195,000 (U.S.$790.170, accounting for 73.7% of the net revenue and 34.6% of total operating expense. The future allocation of R&D expenditure will be based on the progress of new product and technology development. As our revenue continues to grow, we may gradually increase the R&D expenditure to accelerate the pace of research and development and support future R&D projects. In addition to acquiring R&D-related software and hardware equipment, we also continue to attract experienced and creative research and development talents to enhance its R&D capabilities and strengthen its competitive advantage.

Critical Accounting Estimates

We combined financial statements that are included elsewhere in this Form 20-F/prospectus have been prepared using the significant measurement bases. We believe that the following estimates are those most critical to the judgments used in the preparation of our financial statements.

Evaluation of inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the weighted-average basis. We records inventory write-downs as cost of revenue for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. We also review inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

As of December 31, 2023, the carrying amount of inventories was NTD1,559,000 (U.S.$ 50,914).

Critical Accounting Policies

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our audited financial information. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

For a discussion of our new or recently adopted accounting pronouncements, see Note 2(x) “Recently issued accounting pronouncements” to our combined financial statements included in this Form 20-F.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, we are as an emerging growth company (“EGC”). As such, we will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the IPO.

Foreign Private Issuer Status

We qualify as a “foreign private issuer” as defined under SEC rules. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under SEC rules, we are exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remains a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of Taiwan (the jurisdiction in which we are organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to we.

If at any time we cease to be a foreign private issuer, we will take all action necessary to comply with the SEC and Nasdaq Listing Rules.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While we may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, we do not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. During financial year ended December 31 2023 and 2022, 94.2% and 90.2% of our revenue were generated in U.S. Dollars. For the same period, 74.5% and 73.3% of our expenses were denominated in NTD, the currency of Taiwan in which we conduct our operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have a material impact on our historical combined financial statements. To date, we have not engaged in any hedging strategies and does not enter into any hedging contracts for trading or speculative purposes, we will increase its expenses and purchase in U.S. Dollars and may in the future hedge selected significant transactions denominated in currencies other than the New Taiwan dollar to match with our expenses in NTD.

Interest Rates Risk

We are exposed to interest rate risk because its borrowings are based on both fixed and floating interest rates. Our interest rate risk is mainly concentrated in the fluctuation of the benchmark interest rates arising from cash and cash equivalents- time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at FVTPL and leasing liabilities. Among other things, (a) our short-term bank borrowings consist of collateralized loans obtained from Chuang Hwa Bank and E.Sun Bank, that mature on November 13, 2024 and April 28, 2024, respectively; and (b) our long-term bank borrowings consisted of a loan from Chuang Hwa Bank and a credit borrowing secured by the Credit Guarantee Fund for Small and Medium Enterprises, that mature on December 5, 2027 and June 29, 2026, respectively, with interest calculated at Taipei Interbank Offered Rate (TAIBOR) plus 1.90%.

Credit Risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to we. Our credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets, and refundable deposits. We limit its credit risk by reviewing its counterparties’ financial condition and payment practices to minimize collection risks on its accounts receivable.

Liquidity Risk

We manage liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance its operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table provides information about our directors and our senior management. Our senior management consists of our chief executive officer and those current executive officers who have responsibility for a major segment of our business (“Senior Management”).

Name	Age	Position
Yung-Peng Chang	49	Chairman of the Board, Director and Co-Chief Executive Officer
Alan Chih-Feng Wang	50	Co-Chief Executive Officer and Director
Charles W. Tu	72	Independent Director
Mu-Jung Yang	56	Independent Director
Kwan Sun	59	Independent Director
Chun-Nien Liu	35	Chief Technical Officer
Tina Hsiu-Chen Hsu	49	Chief Financial Officer
Deborah Chang	51	Chief Strategy Officer
Mark Chang	53	Chief Engineer

Executive Officers

Yung-Peng Chang serves as the chairman and Co-CEO of the Company. Dr. Chang is the co-founder of TCO and has served as the President of TCO since 2009. At TCO, Dr. Chang leads TCO’s efforts in developing LiDAR solution, intelligent headlight, optical design, and 3D-sensing R&D projects. For such efforts, under Dr. Chang’s leadership, TCO received the 1st prize of the Asia Science Park Association in October of 2015. From 2001 to 2008, Dr. Chang was Section Manager in charge of optical research department of Everest Display Inc. (which merged into K Laser Group on June 30, 2020) (Taiwan Stock Exchange: 2461), a pioneer in optical hologram origination, hologram embossing and the material deposition process, where Dr. Chang successfully developed the microstructure of LCD backlight modules for LCD TVs, the optical engine of 3-panel LCD projector, and optical interactive whiteboards. Dr. Chang holds a Ph.D. in Electrical Engineering from National Chung Hsing University of Taiwan. Dr. Chang is primary author or co-author of numerous scientific papers on LiDAR solution, intelligent headlight, optical design, and 3D-sensing in leading academic and industry journals such as Optics Express and journals of SPIE.

Alan Chih-Feng Wang serves as the Co-CEO of the Company. Mr. Wang is a co-founder and director of TCO. At TCO, Mr. Wang specializes in development of optical thin-film and LiDAR infrared coating technology. Before founding TCO, Mr. Wang headed the R&D department of Kinko Optical (Taipei Exchange: 6209) from 2001 to 2008, where he was in charge of the development of DWDM for optical communications and UVIR optical filter for projectors. From 2008 to 2009, Mr. Wang served as a technical consultant to Calin Technology (Taiwan Stock Exchange: 4976), a provider of optical lenses, on optical thin-film coating technology. Mr. Wang holds a master’s degree in Electrical Engineering and Executive MBA from Feng Chai University of Taiwan.

Chun-Nien Liu serves as the Chief Technology Officer of the Company. Dr. Liu has more than 10 years experience in optoelectronic components, chips and system integration technology and design. Dr. Liu’s primary research areas encompass fiber lasers and amplifiers, as well as design and integration of photoelectric systems, including silicon photonics, optical phased arrays, biomedical microscopes, LiDAR, and ADB smart headlights. Throughout the years, Dr. Liu has been honored with multiple prestigious awards, including the Postdoctoral Researcher Academic Publication Award in 2019, the Entrepreneurial Potential Award of the FITI Program in 2020, and three Future Tech Awards in 2020 and 2021. Furthermore, he was the recipient of the Young Scholar Innovative Research Award in 2021. Dr. Liu holds a Ph.D. in Optoelectronics from National Sun Yat-sen University of Taiwan. Dr. Liu also served as visiting scholar in the Department of Computer Science and Engineering at University of California San Diego from September to November of 2019. Dr. Liu is the co-author with the Company’s president Dr. Chang of numerous scientific papers on LiDAR solution, intelligent headlight, optical design, and 3D-sensing in leading academic and industry journals such as Optics Express and journals of SPIE.

Tina Hsiu-Chen Hsu serves as the Chief Financial Officer of CayCo. She has served as TCO’s Accounting Manager since joining TCO in 2009. Ms. Hsu has more than 20 years of experience in accounting and finance, having served as a manager in the Accounting and Financial Department in Cyntec Electronics, a leading provider of magnetic components, passive components, power modules, RF and optical modules and a subsidiary of Delta Electronics Group (Taiwan Stock Exchange: 2308) from 1998 to 2009, where she helped to accomplish an initial public offering. Ms. Hsu holds a B.S. degree in Accountancy from National Kaohsiung University of Applied Science in Taiwan.

Deborah Chang serves as the Chief Strategy Officer of the Company. Ms. Chang has more than 20 years of experience in IC design and Semiconductor Manufacturing. From 2017 to 2020, Deborah worked as a Sales Director of Bizlink Group, a leading provider of connectivity solutions worldwide. From 2006 to 2012, Ms. Chang was the Sales Manager of IC Design Service of Global Unichip Corporation (Taiwan Stock Exchange: 3443), a market leader in advanced ASIC services. From 1997 to 2002, Ms. Chang worked at TSMC (Taiwan Stock Exchange: 2330) as Manufacturing Engineer. Ms. Chang holds a Master of Science in Computer Integrated Manufacturing from the Rochester Institute of Technology.

Mark Chang serves as the Chief Engineer of the Company. Dr. Chang has served as the manager of TCO’s R&D department since joining TCO in 2016. From 2013 to 2015, Dr. Chang worked as a researcher for thin-film deposition manufacturing process for passive semiconductor components in the R&D department of Yageo Corporation (Taipei Exchange: 2327), a leading provider of resistors, capacitors, inductors, transformers, relays, antennas, wireless components and circuit protection components. Dr. Chang holds a Ph.D. in in Materials Science and Engineering from the University of Texas at Arlington.

Independent Directors

Dr. Charles W. Tu is a Yushan Fellow in the Department of Electrical Engineering, National Chung Hsing University, Taiwan, and a Distinguished Professor Emeritus of Electrical and Computer Engineering (ECE) in the Jacobs School of Engineering, University of California, San Diego (UCSD), since 2018. He joined the UCSD faculty in 1988 and was appointed an Associate Dean of the Jacobs School of Engineering in 2004, after serving from 1999 to 2003 as the Chair of the ECE department. Dr. Tu’s research interests include novel III-V compound semiconductor heterostructures and nanostructures grown by molecular beam epitaxy (MBE) for electronic, optoelectronic and photovoltaic devices. He was a Distinguished Member of Technical Staff at AT&T Bell Laboratories from 1980 to 1988. He earned his Ph.D. in Engineering and Applied Science from Yale University in 1978 and his B.Sc. (Hon.) in Physics from McGill University in 1971. Prof. Tu is a Fellow of the IEEE, the American Physical Society, and the AVS Science and Technology Society. He received Taiwan’s Pan Wen-Yuan Foundation Outstanding Research Award in 2009, the North American MBE Innovator Award in 2011, an honorary doctorate from Linköping University in Sweden in 2013, the IEEE Region 6 Outstanding Educator Award in 2014, and the International MBE Conference Al Cho MBE Award in 2020.

Mu-Jung Yang is Managing Supervisor at Yun Tong Motor Transportation Company, Ltd., and is a Director at Chan Lone Industrial Company, Ltd. and Asia Professional Group Company, Ltd. Mr. Yang has advanced analytics skills in consumer finance and risk management, and possesses coordination and organization skills to improve the effectiveness of collaboration between government, universities and industry. From 2021 to 2023, Mr. Yang was Deputy Secretary-general of Academia-Industry Consortium for Science Parks in Central Taiwan. From 2007 to 2012, Mr. Yang was Chief Executive Officer of Pro Loan Financing Company, Ltd. (a subsidiary of Taiwan’s Nice Group). From 2003 to 2007, Mr. Yang was Senior Manager in the Department of Consumer Finance of Fu Hua Commercial Bank. From 2018 to 2022, Mr. Yang was Secretary general of National Chung Hsing University Alumni Association. Mr. Yang holds an Executive Master of Business Administration from National Chung Hsing University, Taiwan.

Kwan Sun, served as independent director of Chenghe Acquisition Corp from April 2022 to February 2024. Mr. Sun founded Millburn Advisory LLC, a real estate fund manager, in 2018 and has served as its managing partner since then. From 2015 to 2018, Mr. Sun served as the vice chairman of Nan Fung Group’s US businesses to help develop Nan Fung Group’s US real estate business. Since October 2023, Mr. Sun has served as an independent director of Chenghe Acquisition I Corp.

Mr. Sun served as a director at Deutsche Bank in structured products department from 1997 to 2003, and as a director at Morgan Stanley in structured products department from 2003 to 2007. Thereafter, Mr. Sun served as a managing director at Deutsche Bank in structured products department from 2007 to 2009 and as a managing director at Morgan Stanley in the investment banking department from 2009 to 2014.

Prior to joining Deutsche Bank in 1997, he served as a vice president the capital markets department of Merrill Lynch, where he focused on trading fix income derivatives. He joined Merrill Lynch in 1992. Mr. Sun graduated with a bachelor’s degree from Ohio State University.

Director Independence

We comply with Nasdaq rule 5605(b)(1), which requires that the board of directors be comprised of a majority of independent directors, although as long as we are a foreign private issuer, we may elect to follow Israeli law in lieu of certain Nasdaq requirements, including the independent director requirement. A majority of our board of directors composed of directors who are “independent” as defined by the rules of Nasdaq, and all of the non-executive directors qualify as “independent” under these standards. The board of directors established categorical standards to assist it in making its determination of director independence. We use the definition of “independence” of Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and includes specific relationships that would disqualify a director from being independent, including being an employee during the past three years.

The board of directors will assess on a regular basis, at least annually, which members are independent, and the Nomination and Corporate Governance Committee will assess the independence of each nominee for director as part of its duties in designating nominations for the board of director’s nominees for director.

As a foreign private issuer, we are permitted to comply with Cayman Islands corporate governance practices instead of the Nasdaq corporate governance rules, provided that, we disclose which requirements we are not following and the equivalent Israeli requirement. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the Nasdaq requirement of obtaining stockholder approval for the certain issuance of more than 20% of our common shares. Although we comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other corporate governance rules. To the extent that we elect to take advantage of the exceptions permitted to foreign private issuers, we must disclose those exceptions and describe the relevant Cayman Islands law provisions.

6. B. Compensation

The below table discloses the annual remuneration of the 11th board of directors of TCO, whose term is from July 1, 2021 to June 30, 2024.

Title	Name	Total Annual (2023) Remuneration in Thousand NTD	Total Annual (2023) Remuneration in USD
Chairman	Tina Hsiu-Chen Hsu	3,490	113,478
Director	Representative of ChiaPei Investment Co., Ltd.: Kuo-Yin Huang	2,526	82,133
Director	Alan Chih-Feng Wang	3,502	113,868
Director	Representative of PengYu Investment Co., Ltd.: Larry Wu	892	29,013
Director	Representative of YiFeng Investment Co., Ltd.: Mark Chang	1,791	58,250

Historical Compensation of TCO’s Executive Officers, Directors and Supervisors

For the year ended December 31, 2023, TCO paid an aggregate of NTD$13,682,000 (US$444,904) in cash and its executive officers consisting of the CEO Alan Wang, President YP Chang, Assistant Vice President Kuo-Yin Huang, senior manager Mark Chang, senior manager Stark Tsai, finance manager Tina Huang and audit manager Larry Wu, of which none were paid in the form of stock options. For the year ended December 31, 2023, there were no options to purchase any securities of TCO granted to TCO’s employees. TCO has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers, directors and supervisors.

The following table sets forth information about the compensation awarded to, earned by or paid to TCO’s executive officers, directors and supervisors for the year ended December 31, 2023.

Name	Title	Compensation in Thousand NTD$	Compensation in USD$	Miscellaneous(1)
Alan Chih-Feng Wang	Co-CEO and Director	3,502	113,868	—
Yung-Peng Chang	General Manager and Director			—
Tina Hsiu-Chen Hsu	President, CFO and Director	3,490	113,478	—
Kuo-Yin Huang	Assistant Vice President and Director	2,526	82,133	—
Mark Chang	Senior Manager and Director	1,791	58,250	—
Stark Tsai	Senior Manager	1,481	48,162	—
Larry Wu	Audit Manager	892	29,013	—
XiuWu Dong	Supervisor	0	0	—
JingYi Cheng	Supervisor	0	0	—

(1)	Miscellaneous includes any benefits in kind, pension, retirement or similar benefits and issue or grant of options or shares or securities of TCO.

Clawback policy

Our Compensation Policy contains a compensation recovery provision which allows us under certain conditions to recover bonuses paid in excess due to an accounting restatement.

In accordance with the Nasdaq requirements that we maintain a clawback policy that meets these requirements, our Board of Directors adopted a clawback policy covering our executive officers. An “executive officer” is our chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a significant principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for us. The executive officers named in Item 6.A are part of our executive officers for the purpose of the clawback policy.

The clawback policy relates to incentive-based compensation, which is any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure. The clawback policy covers the recovery of incentive-based compensation from an executive officer only in the event that we are required to prepare an accounting restatement due to the material noncompliance of our financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Questions as to “materiality” will be made by the Compensation Committee in coordination with the Audit Committee.

The incentive-based compensation subject to recovery is the incentive-based compensation received during the three completed fiscal years immediately preceding the date that we are required to prepare an accounting restatement as described above, provided that the person served as an executive officer at any time during the performance period applicable to the incentive-based compensation in question provided that the clawback policy shall only apply if the incentive-based compensation is received while we have a class of securities listed on Nasdaq.

 C. Share Ownership.

Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

The following table sets forth information regarding the beneficial ownership of ordinary shares on March 1, 2024, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer and other members of Senior Management; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant, convertible security or other right. As of April 30, 2024, there were 37,428,354 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Dr. CHANG, YUNG-PENG (2) (4)	-	*
WANG, CHIH-FENG (3)	806,135	3.01%
Dr. TU, WU-CHING	-	*
YANG, MU-JUNG	-	*
HUANG, KUO-YIN	396,730	1.48%
HSU, HSIU-CHEN	911,131	3.40
Dr. LIU, CHUN-NIEN (5)	-	*
Dr. CHANG, SHIH-HSIN	73,973	*
CHANG, CHO-YING	-	*
Dr. CHENG, MU-HAI	-	*
SUN, KWAN	20,000	*
All directors and Senior Management as a group(6)	2,207,969	8.26%

Five Percent Holders:
Clariscope Ventures Group Ltd.(5)	10,476,762	39.20%
Lucidity Investments Global Ltd. (6)	7,460,724	27.90%
Vienna Management Holdings Ltd. (7)	3,889,101	14.54%
Chenghe Investment Co.(10)	2,697,561	10.09%

*	Less than 1%
(1)	Unless otherwise noted, the business address of each of the following is 4F., No.32, Keya Rd., Daya Dist., Taichung City, Central Taiwan Science Park, 42881, Taiwan.
(2)	Clariscope Ventures Group Ltd. is the record holder of such shares. Dr Yung-Peng Chang, who is the sole director and holds 100% of the voting securities of Clariscope Ventures Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Clariscope Ventures Group Ltd
(3)	Lucidity Investments Global Ltd. is the record holder of such shares. Chih-Feng Wang, who is the sole director and holds 100% of the voting securities of Lucidity Investments Global Ltd., has voting and investment discretion with respect to the ordinary shares held by Lucidity Investments Global Ltd.
(4)	Vienna Management Holdings Ltd. is the record holder of such shares. Dr Yung-Peng, Chang, who is the director of Vienna Management Holdings Ltd. and Lai Peng, Lynette Tong, who is the director and holds 100% of the voting securities of Vienna Management Holdings Ltd., have voting and investment discretion with respect to the ordinary shares held by Vienna Management Holdings Ltd.
(5)	Monilux Global Group Ltd. is the record holder of such shares. Chun-Nien Liu, who is the sole director and holds 100% of the voting securities of Monilux Global Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Monilux Global Group Ltd.
(6)	All officers and directors as a group (10 individuals) holds 2,207,969 Semilux Ordinary Shares directly, 24,524,148 Semilux Ordinary Shares indirectly via Clariscope Venture Group Ltd., Lucidity Investments Global Ltd., Vienna Management Holdings Ltd., Monolux Global Group Ltd. as disclosed in Notes 2 to 5.
(7)	Chenghe Investment Co. is the record holder of such shares. Chenghe Group Limited, a British Virgin Islands incorporated company, is the sole member and the manager of the Sponsor. Mr. Richard Qi Li, who holds 100% of the voting securities of Chenghe Group Limited, may be entitled to the right to receive one (1) CayCo Ordinary Share for each SPAC Class B Ordinary Share owned by Chenghe Investment Co. Mr. Richard Qi Li, has voting and investment discretion with respect to the ordinary shares held by Chenghe Group Limited through held of record by Chenghe Investment Co. Mr. Richard Qi Li disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Section C, “Share Ownership,” under Item 6 for information as to our major shareholders.

B. Related Party Transactions

See Section B, “Compensation,” under Item 6 for information as to our related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Our consolidated financial statements begin on page F-1.

Legal Proceedings

See “Legal Proceeding” under Section B of “Item 4. Information on the Company”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares, par value of US$0.0001 per share, and warrants are listed for trading on the Nasdaq Capital Market under the symbol “SELX”.

Our ordinary shares are issued in book entry form.

The transfer agent for our ordinary shares and warrant agent for our warrants is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, telephone: (212) 509-4000.

Our publicly traded ordinary shares are not subject to any transfer restrictions.

B. Plan of Distribution

Not Applicable.

C. Markets

Our ordinary shares are currently traded on the Nasdaq Capital Market.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Authorized Share Capital

Pursuant to the Amended and Restated Memorandum and Articles of Association, we are authorized to issue 500,000,000 Ordinary Shares of par value of US$0.0001 each (“Ordinary Shares”). As of the date of this annual report, there are 37,428,354 shares issued and outstanding.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. The Ordinary Shares are issued in registered form, and are issued when registered in the register of members of the Company. The Company may not issue Ordinary Shares to bearer. Subject to the provisions of the Cayman Companies Act and the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares, all shares in the Company are at the disposal of the board, which may issue, allot, grant options over or otherwise dispose of them to such persons, at such times, on such terms and conditions as it in its absolute discretion thinks fit.

Each Ordinary Share is entitled to one (1) vote on all matters subject to vote at general and special meetings of the Company.

Subject to the provisions of the Cayman Companies Act, Articles of Association and the rules of the Stock Exchange, where applicable, any share may be issued (a) with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the directors may determine, and without prejudice to any rights attached to any existing shares, or (b) on terms that, at the option of the Company or the holder thereof, it is liable to be redeemed.

Variation of Rights

Subject to the Articles of Association, if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. To every such general meeting the provisions of the Articles of Association relating to general meetings will mutatis mutandis apply, but so that the necessary quorum shall be one person holding or representing by proxy not less than one-third (1/3) of the issued shares of that class. Every holder of shares of the class present in person or by proxy shall be entitled to one vote for every such share held by him.

Transfer of Shares

Subject to the Articles of Association, our shareholders may transfer all or any of his or her the Company Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Stock Exchange or any other form approved by the board of directors. The board may, in its absolute discretion, and without giving any reason therefor, decline to register any transfer of the Company Ordinary Share which is not fully paid up to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists. The board may also decline to register any transfer of any share unless a fee (not exceeding the maximum sum as the Stock Exchange may determine to be payable) determined by the board is paid to the Company, the instrument of transfer is properly stamped (if required), it is in respect of only one class of share, the number of joint holders to whom the share is to be transferred does not exceed four (in the case of a transfer to joint holders) and is lodged with the Company accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Company’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the Company’s assets available for distribution are insufficient to repay all of the paid up share capital, the assets will be distributed so that, as nearly as possible, the losses are borne by the Company’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up. Any distribution of assets or capital to a holder of the Company Ordinary Share will be the same in any liquidation event.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Articles of Association permit indemnification of officers and directors from and against all actions, proceedings, costs, charges, losses, damages and liabilities which they or any of them, their or any of their personal representatives, incurred or sustained by them, other than by reason of their own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain Anti-Takeover Provisions

Certain provisions in the Amended and Restated Memorandum and Articles of Association may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the Company Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Ordinary Shares

The authorized but unissued the Company Ordinary Shares will be available for future issuance by the board of directors on such terms as our board of directors may determine, subject to the provisions of the Cayman Companies Act, the Articles of Association and the rules of the Stock Exchange, where applicable, and without prejudice to any rights attached to any existing shares. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued the Company Ordinary Shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger, amalgamation, scheme of arrangement or otherwise.

Appointment of Directors

Our directors shall, be elected by the shareholders by way of any special resolution to either fill a casual vacancy or as an addition to the existing directors. The board of directors shall have power at any time to appoint any person as a director, either to fill casual vacancy or as an addition to the existing directors.

Any director may in writing appoint another person to be such director’s alternate, with the alternate having the authority to act in the director’s place at any meeting at which the appointing director is unable to be present. A director may, but is not required to, appoint another director to be an alternate.

Removal of Directors

A director may be removed from office by special resolution of the Company before the expiration of his period of office. A director will also cease to be a director if he or she (i) dies, becomes bankrupt or makes any arrangement or composition with such director’s creditors generally; (ii) is found to be or becomes of unsound mind; (iii) resigns the office of director by notice in writing to the company; (iv) is removed from office pursuant to the Articles of Association; or (v) is prohibited, by any applicable law or the rules of the Stock Exchange, from being a director.

Directors’ Fiduciary Duties

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	duty not to improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of members;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors and officers also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Meetings of Shareholders

As a Cayman Islands exempted company, the Company is not obliged by law to call annual general meetings. According to the Articles of Association, the Company may hold an annual general meeting of the Company every year.

Capitalization of Profits and Reserves

Subject to applicable law, the directors may resolve to capitalize all or any part of any amount standing to the credit of any reserve accounts or funds (including a share premium account and capital redemption reserve and the profit and loss account) for distribution among the shareholders or any class of shareholders who would be entitled thereto if it were distributed by way of dividend and in the proportion to the nominal amount of shares held by such shareholders respectively, on the footing that the same is applied either in or towards paying up the amounts for the time being unpaid on any shares in the Company held by such shareholders respectively or in paying up in full unissued shares or debentures of a nominal amount equal to that sum, to be allotted and distributed credited as fully paid up among such shareholders in those proportions, or partly in one way and partly in the other, provided that, for the purposes above, a share premium account and any capital redemption reserve and profits which are not available for distribution, may be applied only in paying up unissued shares of the Company to be allotted to such shareholders credited as fully paid.

Amendments to Amended and Restated Memorandum and Articles of Association of the Company

The Articles of Association may be altered or amended by the Company by special resolution. The Articles of Association state that a special resolution shall be required to alter the provisions of the Memorandum of Association, to amend the Articles of Association or to change the name of the Company.

Mergers and Consolidations

the Company may by a special resolution merge or consolidate with one or more constituent companies (as defined in the Cayman Companies Act), upon such terms as our directors may determine subject to the Cayman Companies Act.

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is as the transfer agent and registrar for the Company Ordinary Shares.

Stock Exchange Listing

The Company is currently listed on the Nasdaq Capital Market under the symbol “SELX.”

Enforceability of Civil Liability under Cayman Islands Law

The Company has been advised by its Cayman Islands legal counsel that there is uncertainty as to whether courts of the Cayman Islands would (i) recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which judgment has been given, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final and conclusive; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Cayman Islands Data Protection Regime — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, which may result in potential losses arising from adverse changes in market rates, such as interest rates, foreign exchange rates and inflation and supply line factors. The effect of inflation and supply line factors and interest rates are described in Item 5. Operating and Financial Review and Prospects.

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign currency risk and interest rate risk. While the Company may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. During financial year ended December 31 2022 and 2021, 90.2% and 96.4% of our revenue were generated in U.S. Dollars. For the same period, 73.3% and 72.5% of our expenses were denominated in NTD, the currency of Taiwan in which we conduct our operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.

During the nine months ended September 30, 2023 and 2022, 93.1% and 93.7% of our revenue were generated in U.S. Dollars, while 70.19% and 85.8% of our expenses were denominated in NTD.

The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would have a material impact on our historical consolidated financial statements. To date, we have not engaged in any hedging strategies and does not enter into any hedging contracts for trading or speculative purposes, the Company will increase its expenses and purchase in U.S. Dollars and may in the future hedge selected significant transactions denominated in currencies other than the New Taiwan dollar to match with our expenses in NTD.

Interest Rates Risk

The Company is exposed to interest rate risk because its borrowings are based on both fixed and floating interest rates. The Company’s interest rate risk is mainly concentrated in the fluctuation of the benchmark interest rates arising from cash and cash equivalents- time deposits and repurchase agreements collateralized by bonds, other financial assets, short-term borrowings, long-term borrowings, bonds payable, financial liabilities designated at FVTPL and leasing liabilities. Among other things, (a) the Company’s short-term bank borrowings consist of collateralized loans obtained from Chuang Hwa Bank and First Commercial Bank, that mature on November 11, 2023 and April 6, 2023, respectively; and (b) the Company’s long-term bank borrowings consisted of a loan from Chuang Hwa Bank and a credit borrowing secured by the Credit Guarantee Fund for Small and Medium Enterprises, that mature on December 5, 2027 and June 29, 2026, respectively, with interest calculated at Taipei Interbank Offered Rate (TAIBOR) plus 1.90%.

Credit Risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company’s credit risk was mainly arising from bank deposits, trade receivables, other receivables, other financial assets, and refundable deposits. The Company limits its credit risk by reviewing its counterparties’ financial condition and payment practices to minimize collection risks on its accounts receivable.

Liquidity Risk

The Company manages liquidity risk by monitoring and maintaining a level of cash deemed adequate to finance its operations and mitigate the effects of fluctuations in cash flows. In addition, management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Description of Warrants

Each of our warrants entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing March 16, 2024. The Warrants will expire February 16. 2029, which is five years after the effective time of the Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue ordinary shares unless the ordinary shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We may call the warrants for redemption (excluding the private warrants as described below):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

C. Other Securities

Not Applicable

D. American Depository Shares

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Kwan Sun is an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive and financial officers, and that also applies to all of our employees. The Code of Ethics is publicly available on our website at https://investors.semilux.com/governance and is filed as an exhibit to this annual report. We will disclose on our website any amendment to, or waiver from, a provision of our Code of Ethics and Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC.

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Enrome LLP, located in Singapore (PCAOB ID 6907), has served as our independent registered public accounting firm since 2022. The following are Enrome’s fees for 2023 and 2022:

	Year ended December 31,
	2023	2022
Audit fees (1)	$150,000	$230,000
Tax fees (2)	-	-
Total	150,000	230,000

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2023 and 2022 and consultation concerning financial accounting and reporting standards. Audit fees for 2022 also include services in connection with our F-4 filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves a maximum amount for certain potential services and approval is provided prior to any service performed by the independent accountant. Prior to any engagement of the independent accountant by the Company or its subsidiaries to render audit or non-audit services, a detailed description of the particular service to be performed as well as the fee structure are pre-approved by the Company’s audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, foreign private issuers, such as us, may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed foreign private issuer is required to provide a general summary of the significant differences either on the company website or in its annual report. Currently, we do not plan to rely on the home country practice exemption with respect to its corporate governance other than (i) the quorum requirements and (ii) the home country exception from the Nasdaq requirement for obtaining shareholder approval for certain issuances of more than 20% of our common shares.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have an insider tradition policy governing the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees. Our insider trading policy is filed as an exhibit to this Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity Management

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and other data related to our ongoing research and development initiatives.

Our board of directors has overall oversight responsibility for our cybersecurity and risk management, and the Chief Technology Officer oversees such management and comprises several key management members. A subcommittee of our Company’s board of directors is responsible for monitoring the implementation of our risk management policies across our Company, ensuring that our Company has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our Chief Technology Officer and dedicated personnel are certified and experienced information systems security professionals and information security managers with years of experience. The Security and Privacy Committee regularly updates the board of directors on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies. The Company has established an information department responsible for planning, implementing, developing, and managing various information systems and equipment within the Company. It is also responsible for formulating and implementing information security and management guidelines, conducting security operations, promoting security awareness, and handling security incidents.

Our information technology function helps identify, assess and manage our cybersecurity threats and risks. Our information technology function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, automated vulnerability scanning tools of the network, third-party cybersecurity audits, and use of external intelligence feeds. The Company relies heavily on its information technology systems for many functions across its operations, including managing the Company’s supply chain and inventory, processing customer transactions in the Company’s stores, allocating lens processing jobs to the appropriate laboratories, the Company’s financial accounting and reporting, compensating the Company’s employees and operating the Company’s websites. In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors— Risks Related to Company’s Technology and Intellectual Property— Any failure, inadequacy, interruption, security failure or breach of the Company’s information technology systems, whether owned by the Company or outsourced or managed by third parties, could harm the Company’s ability to effectively operate its business and could have a material adverse effect on the Company’s business, financial condition and results of operations.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Semilux International Ltd. (1)
2.1	Description of Securities(2)
8.1	List of Subsidiaries of Semilux International Ltd.(2)
11.1	Code of Ethics of Semilux(2)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Section 1350 Certification of the Chief Executive Officer(2)
13.2	Section 1350 Certification of the Chief Financial Officer(2)
23.1	Consent of Enrome LLP(2)
97.1	Clawback Policy(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-275857, filed by the Company with the SEC, and incorporated herein by reference.

(2)	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 15, 2024	Semilux International Ltd.

	By:	/s/ Yung-Peng Chang
Yung-Peng Chang
Chief Executive Officer

SEMILUX INTERNATIONAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Semilux International Ltd.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Semilux International Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive (loss)/income, shareholders’ equity, and cash flows for the year ended December 31, 2023, 2022 and 2021 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

May 15, 2024

SEMILUX INTERNATIONAL LTD.

COMBINED BALANCE SHEETS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2022	2023	2023
	NT$	NT$	US$
ASSETS
Current assets:
Cash and cash equivalents	299,340	202,465	6,612
Restricted cash	124,683	92,115	3,008
Accounts receivable, net	6,407	5,521	181
Inventories, net	36,768	47,751	1,559
Prepayments and other current assets	10,235	6,997	229
Total current assets	477,433	354,849	11,589
Non-current assets:
Property and equipment, net	54,876	47,970	1,567
Right-of-use assets	6,179	7,943	259
Deferred tax assets, net	946	-	-
Other non-current assets	7,623	7,007	229
Deferred offering costs	-	31,154	1,017
Total non-current assets	69,624	94,074	3,072
TOTAL ASSETS	547,057	448,923	14,661

LIABILITIES
Current liabilities:
Short-term borrowings	108,370	90,000	2,939
Accounts payable	1,696	127	4
Other payables	15,988	16,893	552
Lease liabilities	4,548	7,943	259
Long-term borrowings	21,067	7,316	239
Other current liabilities	465	545	18
Total current liabilities	152,134	122,824	4,011
Non-current liabilities:
Long-term borrowings	47,700	43,157	1,409
Deferred tax liabilities	-	73	2
Lease liabilities	1,325	-	-
Total non-current liabilities	49,025	43,230	1,411
TOTAL LIABILITIES	201,159	166,054	5,422

Commitments and contingencies (Note 14)

SHAREHOLDERS EQUITY
Ordinary shares (US$0.0001 per value, 500,000,000 shares authorized, 7,936,940 shares issued and outstanding as of December 31, 2022 and 2023) *	68	68	2
Additional paid-in capital	260,164	260,164	8,497
Statutory reserve	10,718	11,077	362
Retained earnings/(accumulated deficit)	3,587	(46,798)	(1,528)
Total equity attributable to shareholders of the parent	274,537	224,511	7,333
Non-controlling interests *	71,361	58,358	1,906
TOTAL SHAREHOLDERS EQUITY	345,898	282,869	9,239
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	547,057	448,923	14,661

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these combined financial statements.

SEMILUX INTERNATIONAL LTD.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
Total revenues	126,133	102,438	32,840	1,073
Cost of revenue	69,310	56,525	48,049	1,569
Gross profit/(loss)	56,823	45,913	(15,209)	(496)
Operating expenses
Selling expenses	10,490	12,534	11,363	371
Administrative expenses	18,387	25,650	24,360	796
Research and development expenses	40,921	26,845	24,195	790
Impairment loss	-	253	-	-
Total operating expenses	69,798	65,282	59,918	1,957
Net operating loss	(12,975)	(19,369)	(75,127)	(2,453)

Non-operating (expenses)/income
Interest income	419	3,462	14,680	479
Other income	7,166	2,844	385	13
Other (loss)/gains, net	(21,627)	37,399	992	32
Interest expenses	(2,196)	(2,884)	(2,940)	(96)
Total non-operating (expenses)/income	(16,238)	40,821	13,117	428

(Loss)/profit before income tax	(29,213)	21,452	(62,010)	(2,025)

Income tax expenses	1,298	6,429	1,019	33
Net (loss)/income	(30,511)	15,023	(63,029)	(2,058)
Less: net (loss)/income attributable to non-controlling interests*	(19,067)	194	(13,003)	(425)
Net (loss)/income attributable to ordinary shareholders	(11,444)	14,829	(50,026)	(1,633)

Other comprehensive loss
Foreign currency translation adjustment	(329)	-	-	-
Total comprehensive loss	(30,840)	15,023	(63,029)	(2,058)
Less: comprehensive loss attributable to non-controlling interests*	(19,201)	194	(13,003)	(425)
Total comprehensive loss attributable to ordinary shareholders	(11,639)	14,829	(50,026)	(1,633)

Net (loss)/income per ordinary share
- Basic and diluted	(1.44)	1.87	(6.30)	(0.21)
Weighted average number of ordinary shares
- Basic and diluted *	7,936,940	7,936,940	7,936,940	7,936,940

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these combined financial statements.

SEMILUX INTERNATIONAL LTD.

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(NT$ in thousands, except for share and per share data, or otherwise noted)

	Ordinary share *		Additional paid-in	Statutory	Retain earnings / (accumulated	Accumulated other comprehensive	Total equity attributable to shareholders of the	Non-controlling	Total
	Shares	Amount	capital	reserve	deficit)	loss	parent	interests *	equity
Balance as of December 31, 2020	7,936,940	68	260,164	10,718	202	(947)	270,205	101,596	371,801
Net loss	-	-	-	-	(11,444)	-	(11,444)	(19,067)	(30,511)
Foreign currency translation adjustment	-	-	-	-	-	(195)	(195)	(134)	(329)
Balance as of December 31, 2021	7,936,940	68	260,164	10,718	(11,242)	(1,142)	258,566	82,395	340,961
Net income	-	-	-	-	14,829	-	14,829	194	15,023
Disposal of subsidiaries	-	-	-	-	-	1,142	1,142	(11,228)	(10,086)
Balance as of December 31, 2022	7,936,940	68	260,164	10,718	3,587	-	274,537	71,361	345,898
Net loss	-	-	-	-	(50,026)	-	(50,026)	(13,003)	(63,029)
Statutory reserve provision	-	-	-	359	(359)	-	-	-	-
Balance as of December 31, 2023	7,936,940	68	260,164	11,077	(46,798)	-	224,511	58,358	282,869

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these combined financial statements

SEMILUX INTERNATIONAL LTD.

COMBINED STATEMENTS OF CASH FLOWS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	(30,511)	15,023	(63,029)	(2,058)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	13,966	13,473	14,302	467
Amortization of right-of-use assets	12,749	11,332	10,095	330
Amortization expense of intangible asset	10,207	-	-	-
Allowance for doubtful accounts	-	253	(268)	(9)
Deferred income tax	(974)	6,429	1,019	32
Gain/(loss) on disposal of property and equipment	-	(25)	30	1
Loss on disposal of subsidiaries	-	5,118	-	-
Changes in operating assets and liabilities:
Accounts receivable	(7,131)	16,731	1,154	38
Inventories	(8,669)	(9,442)	(10,983)	(359)
Prepaid expenses and other current assets	(3,454)	(7,376)	3,238	104
Right-of-use assets	(6,681)	-	(11,859)	(387)
Other non-current assets	(1,993)	3,646	11,932	390
Accounts payable	1,290	(5,078)	(1,569)	(51)
Lease liabilities	(5,603)	(11,704)	2,070	68
Other payables	4,243	198	5,728	187
Income taxes payable	1,814	753	-	-
Other current liabilities	(212)	(2,832)	80	3
Net cash (used in)/provided by operating activities	(20,959)	36,499	(38,060)	(1,244)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries, net off cash balance at disposed entities	-	(1,511)	-	-
Purchase of property and equipment, net	(19,426)	(28,417)	(23,658)	(773)
Proceeds from disposal of property and equipment, net	-	35	93	3
Decrease in refundable deposits	10	790	-	-
Net cash used in investing activities	(19,416)	(29,103)	(23,565)	(770)

CASH FLOWS FORM FINANCING ACTIVITIES
Increase in short-term loans	77,480	219,164	100,152	3,271
Decrease in short-term loans	(52,740)	(200,904)	(118,522)	(3,871)
Deferred offering costs	-	-	(31,154)	(1,017)
Proceeds from long-term debt	44,780	21,790	-	-
Repayments of long-term debt	(1,545)	(15,412)	(18,294)	(597)
Net cash provided by/(used in) financing activities	67,975	24,638	(67,818)	(2,214)
Effect of exchange rate changes on cash and cash equivalents	(327)	-	-	-
Net increase (decrease) in cash, cash equivalents and restricted cash	27,273	32,034	(129,443)	(4,228)
Cash, cash equivalents and restricted cash at beginning of year	364,716	391,989	424,023	13,848
Cash, cash equivalents and restricted cash at end of year	391,989	424,023	294,580	9,620

Supplemental disclosure of cash flow information:
Cash paid for income tax	(458)	(2,413)	(1,438)	(47)
Cash paid for interest	(1,690)	(2,695)	(3,015)	(98)

Supplemental disclosure of non-cash investing and financing activities:
Right-of-use assets obtained in exchange for lease obligations	6,681	-	11,246	367

The following tables provides a reconciliation of cash and restricted cash reported within the combined balance sheets that sum to the total of the same amounts shown in the combined statements of cash flows:

	As of December 31,
	2022	2023
	NT$	NT$
Cash and cash equivalents, beginning of the year	287,943	299,340
Restricted cash, beginning of year	76,773	124,683
Total cash and restricted cash, beginning of year	364,716	424,023

Cash and cash equivalents, end of the year	299,340	202,465
Restricted cash, end of year	124,683	92,115
Total cash and restricted cash, end of year	424,023	294,580

The accompanying notes are an integral part of these combined financial statements

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

1.	Organization and principal activities

(a)	Organization

SEMILUX INTERNATIONAL LTD. (the “Cayco”) through its subsidiaries (collectively the “Company”) are primarily engaged in the development, manufacture and sales of laser module and its components.

Cayco was incorporated as an ultimate holding company under the laws of the Cayman Islands on July 19, 2023. Taiwan color optics, Inc. (“TCO”) was established in October 2009 in Republic of China (R.O.C.), is the Company’s main operating entities in China.

Semilux Ltd. (the “Merge Sub”) was incorporated with limited liability under the laws of the Cayman Islands incorporated on May 10, 2023 and became a wholly-owned subsidiary of CayCo.

On July 21, 2023, Cayco entered into several restructuring documents with certain TCO shareholders (“TCO Reorganization”). On February 5, 2024, Cayco consummated the TCO Reorganization with TCO, and TCO became a subsidiary of Cayco.

As of March [  ], 2024, the issuance date of the financial statements, the details of the Company’s major subsidiaries are as follows.:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Taiwan Color Optics Inc	October 19, 1999	Taiwan	100%	Sales of laser module and its components
Semilux Ltd.	May 10, 2023	Cayman Islands	100%	Investment Holding

(b)	Reorganization

The Company undertook the following steps to affect a reorganization (the “Reorganization”):

●	Formation of Cayco and Merge Sub.

●	Each existing TCO Shareholder exchanged their TCO ordinary shares with CayCo ordinary shares. Through the shares exchange, Cayco obtained 79.37% of the equity interests of TCO and allotted 7,936,940 Cayco ordinary shares to initial TCO shareholders who participated in the TCO Reorganization.

●	At the TCO Reorganization closing and immediately following the issuance of CayCo ordinary shares to the relevant shareholders, each initial CayCo shareholder will surrender all of its CayCo ordinary shares and any other shares of CayCo that were issued and outstanding immediately prior to the Reorganization for no consideration to CayCo and all such shares of CayCo will be cancelled.

Immediately before and after the Reorganization as described above, Cayco together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in all periods as if such structure existed at that time, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2021, 2022 and 2023, the results of these subsidiaries are included in the financial statements for all periods, and the equity has been restated to reflect the change as well.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies

(a)	Basis of presentation

The accompanying combined financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying combined financial statements are summarized below.

(b)	Principles of combination

The combined financial statements include the financial statements of the Company. All intercompany transactions and balances are eliminated upon combination. For combined subsidiaries where the Company ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(c)	Use of estimates and assumptions

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the combined financial statements and accompanying notes.

Significant accounting estimates reflected in the Company’s combined financial statements include lower of cost and net realizable value of inventory, recoverability of receivables, valuation of deferred tax assets, and assessment for impairment of long-lived assets, useful lives and residual values of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and such differences may be material to the combined financial statements.

(d)	Foreign currency translation

The Company’s principal country of operations is the R.O.C. The financial position and results of its operations are determined using New Taiwan Dollars (NT$), the local currency, as the functional currency. In preparing the combined financial statements, the operating results and financial positions of each combined entity are translated into NT$.

In preparing the financial statements of each individual combined entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting combined financial statements, both the assets and liabilities and the income and expense items of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

(e)	Convenience translation

The Company maintains its accounts and expresses its combined financial statements in NT$, which is the Company’s functional currency. For convenience only, U.S. dollar amounts presented in the accompanying combined financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$30.62 to US$1.00 as of December 31, 2023. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(f)	Cash and cash equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(g)	Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. The restricted cash mainly consists of time deposits that secure the Company’s short-term borrowings.

(h)	Accounts receivable, net

Accounts receivables are recognized in the period when the Company has delivered goods to its customers and when its right to consideration is unconditional. The Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Company’s combined financial statements. The Company’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(i)	Prepayment and other current assets

Prepayment and other assets represent amounts that the Company has paid in advance of receiving benefits or services. Prepayment and other assets include amounts for prepayments to suppliers, prepaid expenses and prepaid insurance premiums and are recognized as an expense over the general contractual period.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

(j)	Inventories, net

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the weighted-average basis. The Company records inventory write-downs as cost of revenue for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(k)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of cash and cash equivalents, restricted cash, prepayments and other current assets, short-term borrowings, accounts payables, other payables and other liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

(l)	Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives and estimated residual values of the related assets. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful life
Machinery equipment	3 – 8 years
Other equipment	3 – 8 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the combined statements of operations and comprehensive loss.

Construction in process records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service. Depreciation is recorded starting at the time when assets are ready for the intended use.

(m)	Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessee

The Company accounts for its lease under ASC 842 Leases, and identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Company recognizes operating right-of-use assets and lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the combined balance sheet.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a peri od of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes lease expenses on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

(n)	Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the business combination among Chenghe Acquisition Co., Semilux International Ltd., SEMILUX LTD., and TCO INC. These costs, together with the underwriting discounts and commissions, will be charged to temporary equity and permanent equity upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. For the year ended December 31 2023, the Company has incurred NT$12,480 of deferred offering costs.

(o)	Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2021, 2022 and 2023.

(p)	Borrowings

Borrowings comprise long-term and short-term bank borrowings. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(q)	Revenue recognition

Revenue is recognized based on the requirements of ASC Topic 606 when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following five-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

The following table identifies the disaggregation of the Company’s revenue for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
Sale of laser diode modules and related components	NT$	124,816	NT$	97,587	NT$	32,684
Others		1,317		4,851		156
Total	NT$	126,133	NT$	102,438	NT$	32,840

	For the years ended December 31,
	2021		2022		2023
Taiwan	NT$	4,521	NT$	10,006	NT$	1,659
Mainland China		105,432		75,246		20,515
Germany		12,979		14,926		7,488
Others		3,201		2,260		3,178
Total	NT$	126,133	NT$	102,438	NT$	32,840

The Company mainly engages in the manufacturing and sale of laser diode modules and related components. The consideration is fixed and the revenue is recognized at a point in time when the Company satisfies the performance obligation by transferring promised product to a customer upon acceptance by customers.

Contract assets and liabilities

The Company applies the practical expedient in Topic 606 that permits the recognition of incremental costs of obtaining contracts as an expense when incurred if the amortization period of such costs is one year or less. These costs are included in cost of revenues if any.

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit. the Company had no other material contract assets, contract liabilities or deferred contract costs recorded on its combined balance sheets as of December 31, 2022 and 2023.

(r)	Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(s)	Research and development expenses

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to product development are included in research and development expense until the technological feasibility is reached, which is generally shortly before the products are released to production. Research and development costs are charged to the combined statements of operations as incurred.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

(t)	Taxation

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The Company offset deferred tax assets and liabilities within a jurisdiction.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its combined statements of (loss) income for the years ended December 31, 2021, 2022 and 2023, respectively.

The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(u)	Government subsidies

Government subsidies are recognized as other income when received and all the conditions for their receipt have been met. The government subsidies were paid by cash and have no defined rules and regulations to govern the criteria necessary for the Company to enjoy the benefits.

(v)	Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the combined balance sheets and net (loss)/income and other comprehensive loss attributable to non-controlling shareholders are presented as a separate component on the combined statements of operations.

(w)	(Loss) income per share

The Company computes basic (loss)/income per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2.	Summary of Significant accounting policies (cont.)

(x)	Recently issued accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In March 2023, the FASB issued ASU No. 2023-01, “Leases (Topic 842): Common Control Arrangements”, which amends certain provisions of ASC 842 that apply to arrangements between related parties under common control. In addition, the ASU amends the accounting for leasehold improvements in common-control arrangements for all entities. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted in any annual or interim period as of the beginning of the related fiscal year. The Company will adopt ASU 2023-01 from January 1, 2024. The Company expects the impact of adoption of this ASU to be immaterial to its financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The update will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within segment profit and loss. Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the significant expenses disclosed and each reported measure of segment profit or loss. The amendments are effective for the Company’s annual periods beginning January 1, 2024, and interim periods beginning January 1, 2025, with early adoption permitted, and will be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company’s annual periods beginning January 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the impact of the adoption of this standard to determine its impact on the Company’s disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its combined financial condition, results of operations, cash flows or disclosures.

3.	Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, net. As of December 31, 2022 and December 31, 2023, substantially all the Company’s cash were held in major financial institutions located in the R.O.C., which management considers to being of high credit quality. For accounts receivable, net, the Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

The top customers whose revenues individually represented greater than 10% of the total net revenues of the Company for the years ended December 31, 2022 and 2023 were as follows:

	For the years ended December 31,
	2022	2023
Customer A	41.0%	29.1%
Customer B	15.3%	22.8%
Customer C	19.8%	17.7%

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

3.	Certain risks and concentration (cont.)

Accounts receivable due from customers who represent 10% or more of the Company’s total accounts receivable were as follows:

	As of December 31,
	2022	2023
Customer C	24.3%	37.5%
Customer A	36.6%	21.2%
Customer D	13.0%	18.2%
Customer B	17.2%	13.9%

The Company is also subject to concentration risk from its suppliers. The top supplier whose purchases individually represented greater than 10% of the total purchases of the Company for the years ended December 31, 2022 and 2023 was as follows:

	For the years ended December 31,
	2022	2023
Supplier A	*	88.3%
Supplier B	39.7%	*
Supplier C	15.7%	2.8%
Supplier D	10.1%	2.5%

*	less than 10% of total purchases

As of December 31, 2022 and 2023 the proportion of account payable accounted for less than 10% of total liabilities.

4.	Disposal of subsidiaries

In July 2022, the Company entered into an agreement to dispose of all its interest in Optonomous Technologies Inc. (75.00%) (“OPI”) and Taiwan Color Optics Technologies, Ltd. (24.69%) (“TCOT”) to a third-party individual, with net consideration of NT$0.001 and NT$100 in cash, respectively. The disposal of subsidiaries resulted in a loss of NT$5,118 recorded in the accompanying combined statements of operations and comprehensive loss in the caption of “other (loss) gains, net” for the year ended December 31, 2022.

The disposal of OPI was not a strategic shift of the Company’s business, while the disposal of TCOT was a strategic shift of the Company’s business. However, since TCO INC. only controlled 24.69% of TCOT’s equity interest before disposal, and the proportion of TCOT’s total assets and revenue as of and for the year ended December 31, 2021 accounted for less than 10% of that the Company’s, the disposal of TCOT would not have major impact on the Company’s business. Therefore, the disposal of OPI and TCOT was not qualified as discontinued operation.

The reconciliation of loss on disposal of subsidiaries are as follows: Accumulated other comprehensive loss

	As of July 1, 2022
	(unaudited)
Total consideration received	NT$	100
Net liabilities of subsidiaries attributed to the Company		(3,779)
Reversal of accumulated other comprehensive loss		(1,439)
Loss on disposal of subsidiaries	NT$	5,118

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

5.	Restricted cash

	As of December 31,
	2022		2023
Restricted time deposits	NT$	124,683	NT$	92,115

The amount as of December 31, 2022 and 2023 represented time deposits placed in Chuang Hwa Bank and First Commercial Bank as collateral for obtaining short-term loans from these banks. (Note 10). The maturity date of the restricted time deposit with an interest rate of 5.2% is February 11, 2024.

6.	Accounts receivable, net

	As of December 31,
	2022		2023
Accounts receivable	NT$	6,683	NT$	5,529
Allowance for doubtful accounts		(276)		(8)
Accounts receivable, net	NT$	6,407	NT$	5,521

The movements in the allowance for doubtful accounts are as follows:

	For the years ended December 31,
	2021		2022		2023
Beginning balance	NT$	(23)	NT$	(23)	NT$	(276)
(Additions)/Reversal		-		(253)		268
Ending balance	NT$	(23)	NT$	(276)	NT$	(8)

7.	Inventories, net

Inventories, net consisted of the following:

	As of December 31,
	2022		2023
Raw material	NT$	10,098	NT$	9,118
Work-in-process		16,747		21,542
Finished goods		23,015		38,712
Valuation allowance		(13,092)		(21,621)
Total	NT$	36,768	NT$	47,751

The movements in the allowance for inventory valuation are as follows:

	For the years ended December 31,
	2021		2022		2023
Beginning balance	NT$	12,755	NT$	10,750	NT$	13,092
Additions		1,259		4,580		10,525
Reductions		(3,264)		(2,238)		(1,995)
Ending balance	NT$	10,750	NT$	13,092	NT$	21,621

The reversal of allowance for inventory valuation was NT$2,005 for the years ended December 31, 2021, and the allowance for inventory valuation was NT$ 2,342 and NT$ 8,530 for the years ended December 31, 2022 and 2023, respectively.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

8.	Property and equipment, net

	As of December 31,
	2022		2023
Machinery equipment	NT$	106,944	NT$	113,599
Leasehold improvements		21,541		22,044
Other equipment		10,019		10,194
Subtotal	NT$	138,504	NT$	145,837
Less: accumulated depreciation		(83,628)		(97,867)
Property and equipment, net	NT$	54,876	NT$	47,970

Depreciation expenses were NT$13,966, NT$13,473 and NT$14,302 for the years ended December 31, 2021, 2022 and 2023, respectively.

No impairment charge was recorded for the years ended December 31, 2021, 2022 and 2023, respectively. NT$27,047 and NT$23,739 of property and equipment, net used as collateral for long-term bank borrowings as of December 31, 2022 and 2023 (Note 10).

9.	Lease

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. The leases of the Company mainly consisted of land use right leasing, building leasing and transportation leasing. A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022		2023
Lease right-of-use assets	NT$	48,405	NT$	29,018
Lease right-of-use assets- accumulated amortization		(42,226)		(21,075)
Lease right-of-use assets, net	NT$	6,179	NT$	7,943

Lease liabilities, current	NT$	4,548	NT$	7,943
Lease liabilities, non-current		1,325		-
Total lease liabilities	NT$	5,873	NT$	7,943

	As of December 31,
	2022		2023
Amortization of right-of-use assets	NT$	11,332	NT$	10,095
Interest expenses		-		226
Remaining lease term and discount rate:
Weighted average remaining lease term (years)		2.23		0.96
Weighted average discount rate		1.20%		1.84%

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

9.	Lease (cont.)

For the years ended December 31 2021, 2022 and 2023, the lease expense was as follows:

	For the years ended December 31,
	2021		2022		2023
Leases expense	NT$	12,749	NT$	11,332	NT$	10,321
Short-term lease expense		-		-		427
Total	NT$	12,749	NT$	11,332	NT$	10,748

The total future minimum lease payments of operating lease with respect to the building and transportation as of December 31, 2023 are as follows:

	Amounts
Year ended December 31,
2024	NT$	8,007
Thereafter		-
Total lease payments	NT$	8,007
Less: imputed interest		(64)
Total lease liabilities	NT$	7,943

Lease expenses were included in operating expenses in the combined statements of operations and comprehensive loss. The cash paid during the years ended December 31, 2021, 2022 and 2023 for amount included in the measurement of lease liabilities was NT$12,284, NT$11,704 and NT$11,651.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

10.	Borrowings

Interest expense related to borrowing was NT$1,427, NT$2,521 and NT$2,940 for the years ended December 31, 2021, 2022 and 2023, respectively. Borrowing as of December 31, 2022 and 2023 represented the following:

	As of December 31,
	2022		2023
Short-term borrowings	NT$	108,370	NT$	90,000
Long-term borrowings, current	NT$	21,067	NT$	7,316
Long-term borrowings, non-current		47,700		43,157
Subtotal of long-term borrowings	NT$	68,767	NT$	50,473
Total borrowings	NT$	177,137	NT$	140,473

As of December 31, 2022, the short-term bank borrowings consisted of collateralized loans obtained from Chuang Hwa Bank and First Commercial Bank. These loans were secured by time deposits held in the same banks. The collateralized time deposits were categorized as restricted cash (Note 5).

As of December 31, 2023, the short-term bank borrowings were collateralized loans from Chuang Hwa Bank, backed by time deposits held within the bank. The collateralized time deposit continued to be classified as restricted cash (Note 5). The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022
Chuang Hwa Bank	1.90%	November 11, 2022	November 11, 2023	NT$	82,000
First Commercial Bank	1.75%~2.08%	June 10, 2022	April 6, 2023		26,370
Total				NT$	108,370

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2023
Chuang Hwa Bank	1.81%	November 13, 2023	November 13, 2024	NT$	82,000
E.Sun Bank	2.43%	October 28, 2023	April 28, 2024		8,000
Total				NT$	90,000

The long-term bank borrowings were obtained from Chuang Hwa Bank. The credit borrowing was secured by the Credit Guarantee Fund for Small and Medium Enterprises and the guaranteed borrowing was guaranteed by the property and equipment of NT$27,047 and NT$ 23,739 as of December 31, 2022 and 2023, respectively (Note 8). The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2022		As of December 31, 2023
Guaranteed borrowing	2.15%	December 05, 2022	December 05, 2027	NT$	15,800	NT$	12,640
Credit borrowing	2.0%~2.1%	August 21, 2020	June 29, 2026		52,967		37,833
Total				NT$	68,767	NT$	50,473

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

11.	Taxation

	For the years ended December 31,
	2021		2022		2023
Income taxes expense	NT$	2,272	NT$	-	NT$	-
Deferred tax (benefit) expense		(974)		6,429		1,019
Total	NT$	1,298	NT$	6,429	NT$	1,019

The following is a reconciliation of the Company’s total income tax expense to the (loss)/ income before income taxes for the years ended December 31,2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
(Loss) income before income tax provision	NT$	(29,213)	NT$	21,452	NT$	(62,010)
Income tax computed at statutory tax rate		(5,057)		2,613		(12,402)
Non-taxable income and non-deductible expenses		349		1,353		28
Temporary differences that unrecognized deferred tax assets		4,337		-		4,121
Tax loss that unrecognized deferred tax assets		2,410		2,463		9,272
Others		(741)		-		-
Income taxes expense	NT$	1,298	NT$	6,429	NT$	1,019

Deferred tax assets, net

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2022		2023
Deferred tax assets, net
Inventory write-down	NT$	2,618	NT$	4,121
Unrealized exchange loss		(1,685)		-
Net operating loss carried forward		-		21,175
Other		13		-
Total deferred tax assets	NT$	946	NT$	25,296
Valuation allowance		-		(25,296)
Deferred tax assets, net of valuation allowance	NT$	946	NT$	-
				-
Deferred tax liability:
Unrealized exchange benefit	NT$	-	NT$	(73)
Total deferred tax liability	NT$	-	NT$	(73)

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

Deferred tax assets are recognized in the combined financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authority and compliance with certain provisions of the tax legislation of the place in which the Company operates.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

12.	Equity

(a) Ordinary shares and additional paid-in capital

On July 21, 2023, Cayco entered into the several restructuring documents with certain TCO shareholders (“TCO Reorganization”). On February 5, 2024, Cayco consummated the TCO Reorganization with TCO, and TCO become a subsidiary of Cayco. Cayco allotted 7,936,940 Cayco ordinary shares to initial TCO shareholders who participated in the TCO Reorganization. The transaction is accounted for as a recapitalization, TCO is determined as the predecessor and became the Cayco’s historical financial statements, with retrospective adjustments to give effect of the recapitalization.

As of December 31, 2023, issued and outstanding ordinary shares of the Company were both 7,936,940.

(b) Statutory reserve

TCO INC. and its Taiwan subsidiary are required to reserve 10% of their net profit after income tax, as determined in accordance with the Taiwan regulations. The profit arrived at must be set off against any accumulated losses sustained by the entities in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders.

(c) Non-controlling interests

In July 2022, the Company disposed of all its interest in OPI. (75.00%) and TCOT (24.69%) and corresponding non-controlling interests of NT$11,228. (Note 4)

In January 2024, as a result of the Reorganization of the Company (Note 1), Cayco obtained 79.37% of the equity interests of TCO. The equity interests held by the original shareholders of TCO who did not participate the Reorganization are recognized as non-controlling interests as if the reorganization had been completed at the beginning of the earliest reporting period.

SEMILUX INTERNATIONAL LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

13.	Net (loss) income per share

The following table sets forth the basic and diluted net (loss) income per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021		2022		2023
Numerator:
Net (loss) income attributable to ordinary shareholders	NT$	(11,444)	NT$	14,829	NT$	(50,026)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted		7,937		7,937		7,937
Basic and diluted net (loss) income per share attributable to ordinary shareholders	NT$	(1.44)	NT$	1.87	NT$	(6.30)

14.	Commitments and contingencies

Operating lease

As of December 31, 2023, the Company entered into lease agreements as lessee with third parties, the minimum future commitments under these agreements are as follows:

Year ending December 31,	Lease commitment
2024	NT$	8,007
Total	NT$	8,007

Capital commitment

As of December 31, 2023, the Company has no commitments.

Contingencies

As of December 31, 2023, the Company was not involved in any legal or administrative proceedings that may have a material adverse impact on the Company’s business, financial position results of operations, or cash flows.

15.	Subsequent Events

On February 15, 2024 (the “Closing Date”), Cayco consummated the transaction pursuant to the Business Combination Agreement with Chenghe, and Semilux (“Merger Sub”). (the Company and together with CayCo and Merger Sub, the “TCO Parties”),

The merger was carried out in two steps:

(a)	Merger Sub merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of Merger, and Chenghe changed its name to “SEMILUX LTD.”

(b)	Upon the closing of the Business Combination, trading of Chenghe’s Class A ordinary shares and units was ceased, the separate corporate existence of Merger Sub was ceased.

Following the consummation of the transaction, Chenghe. as a wholly-owned subsidiary of the Cayco.

The Company has evaluated subsequent events through May 15, 2024, the date of issuance of the combined financial statements, and did not identify any other subsequent events with material financial impact on the Company’s combined financial statements.