Form 20-F
period 2024-12-31
Semilux International Ltd.
filed 2025-11-10
CIK 1990950

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 37,595,020.

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

SEMILUX INTERNATIONAL LTD.

FORM 20-F ANNUAL REPORT

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report on Form 20-F to the terms “Semilux,” the “Company,” “we,” “us” and “our” refer to Semilux International Ltd., a Cayman Islands exempted company with limited liability, together as a group with its subsidiaries, including its Operating Subsidiaries.

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

The Company incurred a net operating loss of NTD 176,817,000 (US$5,392,000) for the year ended December 31, 2024 and a net operating loss of NTD 75,127,000 (US$ 2,291,000) for the year ended December 31, 2023. The Company believes it will continue to incur operating and net losses each quarter in the foreseeable future. Even if the Company achieves profitability, there can be no assurance that the Company will be able to maintain profitability in the future. The Company’s potential profitability is particularly dependent upon the continued adoption of ADB technology and LiDAR technology by the automotive industry, continued support from the Company’s research partners, the market acceptance of the electric vehicle platform developed by Foxconn, any of which may not occur at the levels the Company currently anticipates or at all. The Company may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. There is no assurance that the Company will be able to obtain such additional financing or that it will be able to obtain such additional financing on favorable terms.

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

The Company’s research and development expenses were approximately NTD 26,845,000 (US$818695) and NTD 24,195,000 (US$737,877), and NTD 35,033,000 (US$1,068,405),or the years ended December 31, 2022, 2023 and 2024, respectively. The increase in research and development expenses for the year ended December 31, 2024 as compared with the year ended December 31, 2023 was primarily due to some adjustments to research and development schedule during the down trend of revenue. This led to delays in the research and development progress of certain ICs, LiDAR and ADB solutions by about 6 months. The increase in R&D expenses from 2023 to 2024 was primarily driven by the Company’s decision to resume and accelerate core development programs that were previously rescheduled during the revenue downturn in 2023. As market conditions stabilized, the Company increased investment in key technology platforms — including IC development, LiDAR systems, and Adaptive Driving Beam (ADB) solutions — which resulted in higher R&D spending in 2024. The Company expects to continue incur significant research and development costs going forward to conduct further research, development and tests on its products to further progress its efforts to commercialize these products.

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

The Company’s ability to scale its business and execute its product development and commercialization strategy depends on maintaining strong relationships with existing suppliers and developing new qualified vendors to support its manufacturing requirements. The Company sources key optical components, semiconductor materials, and outsourced manufacturing services from specialized suppliers, and continued supply chain stability is critical to ensure timely delivery and product quality.

For the years ended December 31, 2022, 2023, and 2024, the Company was subject to supplier concentration risk. The top supplier accounted for approximately less than 10%, 88.3%, and 82.6% of total purchases, respectively, while the second-largest supplier accounted for approximately 39.7%, less than 10%, and 14.2% of total purchases, respectively.

The Company generates a significant portion of its revenue from sales to customers in the PRC, so the Company’s business is susceptible to any change in the PRC’s general political and economic environment.

The Company has generated a material portion of its revenue from customers in Mainland China. For the years ended December 31, 2024, 2023, and 2022, sales to customers located in Mainland China accounted for approximately 27.8%, 62.5%, and 73.4% of total revenue, respectively.

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

The majority of the Company’s products are sold through exports, which results in foreign currency translation when converted into New Taiwan Dollars. This creates gains or losses from foreign exchange. In fiscal years ended December 31, 2023, 2022 and 2021, the Company recorded exchange gains of NT$16,747,820 (US$521,635), NT$364,051 (U.S.$11,889) and NT$42,092,000 (U.S.$1,374,660), respectively. As over 90% of the Company’s sales are from exports, primarily in U.S. dollars, exchange rate fluctuations can significantly impact the company’s profitability. If U.S. dollar depreciate against the New Taiwan Dollar, our revenue, which is primarily denominated in U.S. dollar, will decrease, while our costs, which are primarily denominated in New Taiwan Dollar, will remain the same. As a result, our profitability, business, financial condition and results of operation could be materially and adversely affected.

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

We operate through our two wholly-owned subsidiaries, Taiwan Color Optics, Inc., a company incorporated and in existence under the laws of Taiwan with uniform commercial number of 25052644, and Semilux Ltd., a Cayman Islands exempted company limited by shares.

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

B. Business Overview

Strategic Business Transition to AI-Driven UAV Systems

In the second quarter of 2024, we began a strategic transformation of our business model, shifting from automotive-focused optical components and LiDAR technologies to the design and development of integrated artificial intelligence (AI)-based control systems for unmanned aerial vehicles (UAVs). This transition was operationalized in May 2024 and formally adopted by our board of directors in June 2024. Our current focus is on delivering intelligent, modular UAV solutions that combine edge computing, real-time navigation, proprietary optics, and mission-critical control systems. These platforms are being designed for deployment in defense, industrial, and infrastructure applications, with several prototype programs underway through early-stage joint development efforts. This pivot reflects our intent to align with the growing global demand for autonomous systems and to leverage our optical and systems engineering expertise in new, higher-growth verticals.

Historical Product Lines and Automotive Technology Applications

Prior to the second quarter of 2024, the Company has historically focused on laser applied modules and their components, which are used in solid-state light source projectors, car headlights, and sensors. The Company has also developed laser light source for various applications including searchlights and laser stage lights. The Company has recently specialized in providing key semiconductor chips, components and solutions for solid-state light detecting and ranging (LiDAR) and adaptive driving beam (ADB) headlights that meet the automotive market standards, such as AEC-Q100, ISO 26262, and IATF 16949. The Company aims to offer crucial chips and system solutions with good performance, cost-efficiency, and automotive-grade reliability. The Company believes that its LiDAR and ADB products may empower the implementation of large-scale advanced driver assistance systems and self-driving technologies.

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

Recent Successful Technology or Product Developments

The Company has achieved the product and technology breakthroughs as outlined in the following table:

Year	Research and Development Achievements
2017	●	Development of high-temperature resistant isotropic optical component wafer

	●	Development of flow-temperature static phosphor for advanced laser automotive lighting source

2018	●	Development of high-temperature static phosphor

	●	Implementation of fully automated inspection system

	●	Improvement of dielectric coating production technology

	●	Development of miniaturized white laser light module

Year	Research and Development Achievements
2019	●	Development of high- reliability static phosphor process

	●	Optimization of automated production equipment

	●	Optimization of phosphor wheel production technology and equipment

	●	Development of high- temperature, high-resolution color automotive GOBO

2020	●	Development of laser stage lighting fixtures

	●	Development of laser processes for phosphors and optical component substrates

	●	Improvement of yield in dielectric coating production

2021	●	Development of solid-state LiDAR prototype

	●	Development of multifunctional optics of ADB headlights

	●	Development of automation measurement system for isotropic optical components

2022	●	Development of OPA chip

	●	Development of DMD-Hybrid System of ADB headlight prototype

2023	●	Development of multi-sensor fusion algorithm

2024	●	Teaming up with international partners to showcase comprehensive drone and defense solutions

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

The essential components for the Company’s laser lights, LiDAR, ADB modules include laser light source, optical components, photodetectors, semiconductor chips, amplifiers, MEMS, display/control interfaces, power management components, communication interfaces, enclosures and various packaging materials. The Company typically engages multiple suppliers for each type of essential components, and has not experience any shortage of essential components.

Seasonality

The automotive industry, in contrast to many other sectors, exhibits a remarkable degree of stability and is characterized by its resistance to seasonal fluctuations. The automotive sector remains largely unaffected by the traditional seasonal patterns and external factors that influence other industries.

The History and Development of the Company

The table below shows the significant events in the Company’s history since its founding in October 2009.

Year	Significant Events in the Company’s History
2009	●	Completed its registration and was established, named Taiwan Color Optics, Inc.

2012	●	Obtained certification as a qualified supplier of critical components to Texas Instruments (TI).

2015	●	Obtained approval to establish a facility in the Central Taiwan Science Park.

	●	Received the first prize in the Annual Awards from the Asia Science Park Association (ASPA).

	●	Awarded Taiwan government’s research project grant for collaboration with NCHU Prof. Wood-Hi Cheng and Chun-Nien Liu’s R&D team.

2018	●	Obtained approval to establish a Research and Development Center in the Hsinchu Science Park.

	●	Shipped automotive optical component products to the German manufacturer BMW for laser car lamps.

2020	●	Established partnership with Foxconn through NCHU team.

2021	●	Joined Foxconn’s MIH EV Platform.

2022	●	Obtained IATF 16949 certification for automotive quality management systems.

	●	Established partnership with ZF group through the Company’s involvement with MIH EV Platform.

2023	●	Established partnership with Pegatron through NCHU team.

2024	●	Working with international partners to develop military drones and optical modules

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

As of December 31, 2024, the Company had a workforce of 58 employees. The employees at the Company are not organized under any labor unions, and the company is proud of its positive reputation in maintaining healthy employee relations. To date, the Company has not experienced work stoppages, strikes, or any disputes with its employees.

The following table sets forth the number of the Company’s employees categorized by function As of December 31, 2024.

Function	Number of Employees
Research & Development	17
Manufacturing	27
Administrative	11
Sales and Marketing	3
Total	58

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

As of December 31, 2024, the Company held 24 approved and granted patents and has two pending patent applications, in the United States, Taiwan and the PRC. The Company’s patents and patent applications span a broad spectrum of system-level and component-level aspects of its core technologies, encompassing LiDAR systems, ADB systems, lasers, scanners, fluorescent materials, optical components, and sensing technologies.

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

The Company has not experienced any information security incidents in the year ended December 31, 2024, nor has it incurred any losses or impacts therefrom.

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

As of December 31, 2024, the Company has one outstanding dispute. The Company made a complaint against a third party (“Third Party”) and such Third Party’s employee for violation of the Company’s copyright under the Taiwan Copyright Law. The Taichung Prosecutor’s Office of Taiwan, after investigation, filed a criminal complaint against the Third Party. The Taichung District Court accepted the case, titled Zhiziyi No. 59. Currently, this criminal case is still pending. Concurrently, the Company plans to file an incidental civil lawsuit against the Third Party before the end of oral debate of the first instance in the criminal case.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements As of December 31, 2024 and 2023 and notes to those statements included elsewhere in this annual report. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Cautionary Note Concerning Forward-Looking Statements” and “Risk Factors” in Section D under Item 3 of this annual report, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

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

Components of Results of Operations

Revenue

We generate revenue primarily from the sale of laser diode module (“Module”) and their related components (“Components”). The table below sets forth the revenue contribution by types of products in the year ended December 31, 2022, 2023 and 2024:

Year	December 31, 2022			December 31, 2023			December 31, 2024
	Revenue Amount			Revenue Amount			Revenue Amount
Product Categories	NTD ’000	U.S. Dollars ’000	Revenue Proportion/ Share, %	NTD ’000	U.S. Dollars ’000	Revenue Proportion/ Share, %	NTD ’000	U.S. Dollars ’000	Revenue Proportion/ Share, %
Component	59,256	1,930	57.9	31,530	1,030	96.0	22,051	673	18.3
Module	38,331	1,248	37.4	1,154	38	3.5	92,235	2,813	76.8
Others	4,851	158	4.7	156	5	0.5	5,942	181	4.9
Total	102,438	3,336	100.0	32,840	1,073	100	120,228	3,667	100

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

Results of Operations

Comparison of Results of Operations for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

The table below sets forth the results of operations for the year ended December 31, 2023 and the year ended December 31, 2024:

	For the year ended December 31,				Differences
	2023		2024		Amount		Percentage
	NTD	U.S. $	NTD	U.S. $	NTD	U.S. $
Item	’000	’000	’000	’000	’000	’000%
Total revenue	32,840	1,073	120,228	3,667	87,338	2,594	266
Cost of revenue	48,049	1,569	148,706	4,535	100,657	(272)	209
Gross profit/(loss)	(15,209)	(496)	(28,478)	(868)	(13,629)	(372)	90
Operating expenses
Selling expenses	11,363	371	17,161	523	5,780	152	51
Administrative expenses	24,360	796	80,845	2,466	56,485	1,723	232
Research and development expenses	24,195	790	35,033	1,068	10,838	278	45
Impairment loss	-	-	15,300	467	15,300	467	100
Total operating expenses	59,918	1,957	148,339	4,524	88,421	2,697	148
Net operating loss	(75,127)	(2,453)	(176,817)	(5,392)	(101,690)	(3,101)	135
Non-operating expenses
Interest income	14,680	479	8,952	273	(5,728)	(206)	-39
Other income	385	13	1,711	52	1,326	39	344
Other gain, net	992	32	16,747	511	15,755	479	1588
Interest expenses	(2,940)	(96)	(3,310)	(101)	(370)	(5)	13
Total non-operating expenses	13,117	428	24,100	735	10,983	(307)	84
Profit/(loss) before income tax	(62,010)	(2,025)	(152,717)	(4,657)	(90,707)	(2,766)	146
Income tax expense	1,019	33	(771)	(24)	(1,790)	(57)	(176)
Net income/(loss)	(63,029)	(2,058)	(151,946)	(4,633)	(88,917)	(2,712)	(141)
Total comprehensive income/(loss)	(63,029)	(2,058)	(151,946)	(4,633)	(88,917)	(2,712)	(141)
Less: comprehensive income (loss) attributable to non-controlling interest	(13,003)	(425)	(31,332)	(956)	(18,329)	(559)	(141)
Total comprehensive income (loss) attributable to ordinary shareholders	(50,026)	(1,633)	(120,614)	(3,677)	(70,588)	(2,153)	(141)

Comparison of Revenue Composition for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

The table below sets forth the revenue contribution by types of products for the year ended December 31, 2024 to the year ended December 31, 2023:

	For the year ended December 31, 2024			For the year ended December 31, 2023
	Revenue Amount		Revenue	Revenue Amount		Revenue
Product Categories	NTD ’000	U.S. Dollars ’000	Proportion/ Share, %	NTD ’000	U.S. Dollars ’000	Proportion/ Share, %
Component	22,051	673	18.3	31,530	1,030	96.0
Module	92,235	2,813	76.8	1,154	38	3.5
Others	5,942	181	4.9	156	5	0.5
Total	120,228	3,667	100	32,840	1,073	100.0

Total revenue

Total revenue increased by NTD 87,388,000 (U.S.$2,665,000), or 266.1%, from NTD 32,840,000 (U.S.$1,073,000) for the year ended December 31, 2023 to NTD 120,228,000 (U.S.$3,667,000) for the year ended December 31, 2024.The significant increase in total revenue was primarily driven by higher demand for component and other product categories, with component sales increasing by NTD 55,985,000 (U.S.$1,819,000), or 178%, and other product sales increasing by NTD 9,978,000 (U.S.$329,000), or over 6,000%. The overall revenue growth was mainly attributed to the recovery of customer orders, new product launches, and stronger export performance after the economic slowdown in 2023.

Cost of revenue

Total cost of revenue increased by NTD 100,657,000 (U.S.$3,070,000), or 209.5%, from NTD 48,049,000 (U.S.$1,569,000) for the year ended December 31, 2023 to NTD 148,706,000 (U.S.$4,535,000) for the year ended December 31, 2024, which was in line with the increase of revenue.

Gross profit (loss)

The gross loss increased from NTD 15,209,000 (U.S.$496,000) for the year ended December 31, 2023 to NTD 28,478,000 (U.S.$868,000) for the year ended December 31, 2024, representing an increase of NTD 13,269,000 (U.S.$372,000), or 87%.Although total revenue increased substantially, the cost of revenue rose at a faster rate due to higher manufacturing overhead, increased depreciation charges, and lower average selling prices in certain product categories, leading to a further deterioration in gross margin.

Selling expenses

Selling expenses increased from NTD 11,363,000 (U.S.$371,000) for the year ended December 31, 2023 to NTD 17,161,000 (U.S.$523,000) for the year ended December 31, 2024, representing an increase of NTD 5,798,000 (U.S.$152,000), or 51%.The increase was mainly due to expansion of overseas marketing activities and higher sales commission expenses related to the increased order volume.

Administrative expenses

Administrative expenses increased from NTD 24,360,000 (U.S.$796,000) for the year ended December 31, 2023 to NTD 80,845,000 (U.S.$2,466,000) for the year ended December 31, 2024, representing an increase of NTD 56,485,000 (U.S.$1,723,000), or 209%.The sharp increase was primarily due to higher professional service fees, personnel costs, and recognition of additional provisions and write-offs related to asset impairment and restructuring activities during fiscal 2024.

Research and development expenses

Research and development expenses increased from NTD 24,195,000 (U.S.$790,000) for the year ended December 31, 2023 to NTD 35,033,000 (U.S.$1,068,000) for the year ended December 31, 2024, representing an increase of NTD 10,838,000 (U.S.$278,000), or 45%.The increase was primarily due to accelerated development of new IC designs and optical sensing modules, as well as the expansion of R&D teams to support next-generation product pipelines.

Interest income

Interest income decreased from NTD 14,680,000 (U.S.$479,000) for the year ended December 31, 2023 to NTD 8,952,000 (U.S.$273,000) for the year ended December 31, 2024, representing a decrease of NTD 5,728,000 (U.S.$175,000), or 45%.The decrease was primarily due to the decrease of cash in bank.

Other gains, net

Other income increased from NTD 385,000 (U.S.$13,000) for the year ended December 31, 2023 to NTD 1,711,000 (U.S.$52,000) for the year ended December 31, 2024, representing an increase of NTD 1,326,000 (U.S.$39,000), or 344%.

Other gain, net, also increased significantly from NTD 992,000 (U.S.$32,000) to NTD 16,747,000 (U.S.$511,000), up NTD 15,755,000 (U.S.$479,000), or 1,588%, primarily due to foreign exchange gains and disposal income from non-core assets.

Interest expenses

Interest expenses increased slightly from NTD 2,940,000 (U.S.$96,000) in 2023 to NTD 3,310,000 (U.S.$101,000) in 2024, representing an increase of NTD 370,000 (U.S.$5,000), or 13%.The increase was primarily due to higher interest rates and additional short-term borrowings to support working capital.

Income tax expenses

Income tax expense changed from an expense of NTD 1,019,000 (U.S.$33,000) in 2023 to an income tax benefits of NTD (771,000) (U.S.$(24,000)) in 2024.The variance was primarily attributable to the recognition of deferred tax assets arising from operating losses incurred in fiscal 2024.

Net Loss

Net loss increased from NTD 63,029,000 (U.S.$2,058,000) for the year ended December 31, 2023 to NTD 151,946,000 (U.S.$4,633,000) for the year ended December 31, 2024, representing an increase of NTD 88,917,000 (U.S.$2,712,000), or 141%.This increase was mainly due to higher operating expenses, impairment losses, and a continued gross loss despite strong revenue growth.

Comparison of Results of Operations for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

The table below sets forth the results of operations for the year ended December 31, 2021 and the year ended December 31, 2022:

	For the year ended December 31, 2022		For the year ended December 31, 2023		Differences in Amount and Percentage (%)
Item	NTD ’000	U.S.$ ’000	NTD ’000	U.S.$ ’000	NTD ’000	U.S.$ ’000%
Total revenue	102,438	3,336	32,840	1,073	(69,598))	(2,263)	(67.9)
Cost of revenue	56,525	1,841	48,049	1,569	(8,476)	(272)	(15.0)
Gross profit	45,913	1,495	(15,209)	(496)	(61,122)	(1,991)	(133.1)
Operating expenses
Selling expenses	12,534	408	11,363	371	1,171	(37)	(9.3)
Administrative expenses	25,650	835	24,360	796	(1,2900)	(39)	(5.0)
Research and development expenses	26,845	874	24,195	790	(2,650)	(8.4)	(9.9)
Impairment loss	253	8			(253)	(8)	(100.0)
Total operating expenses	65,282	2,126	59,918	1,957	(5,364)	(169)	(8.2)
Net operating loss	(19,369)	(631)	(75,127)	(2,435)	(55,758)	(1,822)	287.9
Non-operating income (expenses)
Interest income	3,462	113	14,680	479	11,218	366	324.0
Other income	2,844	93	385	13	(2,459)	(80)	(86.5)
Other gains and losses	37,399	1,218	992	32	(36,407)	(1,186)	(97.3)
Interest expenses	(2,884)	(94)	(2,940)	(96)	(56)	(2)	1.9
Total non-operating Income (expenses)	40,821	1,329	13,117	428	(27,704)	(901)	(67.9)
Profit (loss) before tax	21,452	699	(62,010)	(2,025)	(83,462)	(2,724)	(389.1)
Income tax expense	6,429	209	1,019	33	(5,410)	(176)	(84.1)
Net Profit (loss) for the Period	15,023	489	(63,029)	(2,058)	(78,052)	(2,547)	(519.6)
Total comprehensive (loss) income	15,023	489	(63,029)	(2,058)	(78,052)	(2,547)	(519.6)
Less: Comprehensive (loss) income attributable to non-controlling interest	194	6	(13,003)	(425)	(13,197)	(431)	(6,802.6)
Total comprehensive Income (loss) attributable to ordinary shareholders	14,829	483	(50,026)	(1,633)	(64,855)	(2,116)	(437.4)

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

Gross profit/(loss)

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

Administrative expenses

The general administrative expenses decreased from NTD25,903,000 (U.S.$869,336) for the year ended December 31, 2022 to NTD 24,360,000 (U.S.$795,558) for the year ended December 31, 2023, representing a 5.0% decrease. This decrease was primarily due to the capitalization of professional service fees.

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

Other gains and losses

Other gains decrease from NTD 37,399,000 (U.S.$1,221,391) for the year ended December 31, 2022 to NTD 992,000 (U.S.$32,397) for the year ended December 31, 2023, representing a 97.3% decrease. The decrease was primarily due to the decrease in foreign exchange gains, which was mainly attributed to a substantial decrease in customer income, leading to reduced foreign currency transactions.

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

Other comprehensive income/(loss) attributable to non-controlling Interest

Other comprehensive income attributable to non-controlling interest for the year ended December 31, 2022 was NTD$194,000 and other Comprehensive loss attributable to non-controlling interest for the year ended December 31,2023 was NTD$13,003,000 (U.S.$417,398). The decrease was due to a loss in disposal of Taiwan Leisure Sports Technology Inc and a net loss in 2023.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through equity contributions from shareholders, bank loans, and payments received from customers in the ordinary course of business. As of December 31, 2023, we had cash and cash equivalents of NT$202,465 thousand (approximately US$6,612 thousand). As of December 31, 2024, we had cash and cash equivalents of NT$117,748 thousand (approximately US$3,591 thousand).

In addition, as of December 31, 2023 and 2024, we recorded NT$92,115 thousand and NT$82,000 thousand of restricted cash.

We expect to continue to incur operating losses in the next one to three years as we increase investments in research and development and commercialization activities for LiDAR and ADB technologies. We believe our existing cash resources, together with expected operating inflows and access to credit facilities, will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months.

Our cash requirements in the next twelve months primarily consist of employee compensation, lease payments for office and factory premises, operational expenditures supporting product development and commercialization efforts, and servicing of short-term and long-term bank borrowings. As of December 31, 2024, our outstanding short-term and long-term borrowings totaled NT$133,875 thousand (approximately US$3,683 thousand) including both current and non-current portions.

We plan to continue enhancing our product development capabilities, expanding commercialization of LiDAR and ADB technologies, and strengthening international market presence. To support these initiatives, we may seek additional financing through equity issuances, bank loans, government subsidies, or strategic partnerships, depending on market conditions and our capital needs.

Borrowings

As of December 31, 2024, our short-term bank borrowings consist of working capital loans from Chuang Hwa Bank, and E. Sun Bank, each secured by time deposits held within the bank. These collateralized time deposits are classified as restricted cash on our combined balance sheet. The table below set forth the key commercial terms of the work capital loans as of 2024.

Lender	Interest Rate	Issuance Date	Maturity Date	Outstanding Amount as of December 31, 2024 (NTD’000)	Outstanding Amount as of December 31, 2024 (U.S.$’000)
Chuang Hwa Bank	1.94%	November 13, 2024	November 13, 2025	82,000	2,501
E. Sun Bank	2.43%	October 30, 2024	March 31, 2025	8,000	244
Total				90,000	2,745

Our long-term bank borrowings consist of term loans obtained from local financial institutions in Taiwan. As of December 31, 2024, the aggregate outstanding principal amount of our long-term borrowings was NT$30,757 thousand (U.S.$938 thousand).

The aggregate principal amount of the term loan issued to us on August 21, 2020 is NT$23,050,000 (U.S.$703,000) as of December 31, 2024. This loan bears an interest rate ranging from 2.0% to 2.1% and is scheduled to mature on June 29, 2026. This borrowing is an unsecured credit facility without collateral.The table below sets out the key commercial terms of the two term loans.

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2023		As of December 31, 2024
Guaranteed borrowing	2.28%	December 05, 2022	December 05, 2027	NT$	12,640	NT$	9,480
Credit borrowing	2.0%~2.2%	October 18, 2023	October 18, 2028		37,833		34,395
Total				NT$	50,473	NT$	43,875

We recorded net interest income of NT$11,740,000 (U.S.$383,410) for the year ended December 31, 2023 and recorded net interest income of NT$5,642,000 (U.S.$172,000) for the year ended December 31, 2024. We generated net interest income during these periods primarily because our short-term and long-term borrowings are denominated in NTD and bear relatively low interest rates, while a substantial portion of our deposits were denominated in U.S. dollars, which earned higher interest rates. As the U.S. Federal Reserve lowers the Federal Funds Rate, we expect the yield on our U.S. dollar deposits to decrease, which may reduce our net interest income going forward.

An immediate 10% change in interest rates as of December 31, 2024 would not have a material adverse effect on our results of operations or cash flows, given our modest level of interest-bearing liabilities and our expectation of business growth in future periods.

Cash Flows Summary

Presented below is a summary of our operating, investing, and financing cash flows:

	Years ended December 31
	2022		2023		2024
	NTD	U.S. $	NTD	U.S. $	NTD	U.S.$
	’000	’000	’000	’000	’000	’000
Net cash (used in) generated from operating activities	36,499	1,188	(38,060)	(1,244)	2,214	66
Net cash used in investing activities	(29,103)	(948)	(23,565)	(770)	(36,412)	(1,111)
Net cash (used in) generated from financing activities	24,638	802	(67,818)	(2,214)	(59,752)	(1,822)

Cash Flows (Used in) Generated from Operating Activities

Cash flows generated from operating activities are typically reinvested to support the growth of our business. We invest in research and development, sales and marketing activities, administrative expenses, and working capital. Our operating cash inflows primarily consist of cash received from sales of our products and services, while our operating cash outflows mainly include payments to suppliers for production materials, payroll expenses, operating expenses, and interest payments on borrowings.

During the year ended December 31, 2023, net cash used in operating activities was NT$38,060 thousand (U.S.$1,801 thousand), compared with net cash generated from operating activities of NT$36,499 thousand (U.S.$1,188 thousand) for the year ended December 31, 2022. The change was primarily attributable to a decrease in revenue and increased working capital requirements.

During the year ended December 31, 2024, net cash generated from operating activities was NT$2,214 thousand (U.S.$66 thousand). The cash inflow was mainly driven by the increase of payable of professional fees during the year.

Cash Flow Used in Investing Activities

Cash used in investing activities primarily relates to purchases of property and equipment, as well as expenditures to support our research and development activities. Proceeds from the disposal of property and equipment partially offset these outflows when applicable.

Net cash used in investing activities was NT$23,565 thousand (U.S.$769 thousand) for the year ended December 31, 2023, compared to NT$29,103 thousand (U.S.$948 thousand) for the year ended December 31, 2022. The decrease was mainly attributable to lower capital expenditures as we optimized our research and development schedule and equipment procurement.

During the year ended December 31, 2024, net cash used in investing activities increased to NT$36,412 thousand (U.S.$1,111 thousand), primarily driven by further investment in production and R&D equipment to support future technological development.

Cash Flows (Used in) Generated from Financing Activities

Net cash used in financing activities was NT$67,818 thousand (U.S.$2,214 thousand) for the year ended December 31, 2023, primarily reflecting repayments of short-term bank borrowings and deferred offering costs, partially offset by proceeds from short-term bank loans. These financing outflows mainly resulted from the repayment of NT$118,522 thousand in short-term bank borrowings and NT$18,294 thousand in long-term bank borrowings, as well as payment of NT$31,154 thousand in deferred offering costs, offset by NT$100,152 thousand in proceeds from short-term loans.

Net cash provided by financing activities was NT$24,638 thousand (U.S.$802 thousand) for the year ended December 31, 2022, primarily due to proceeds of NT$219,164 thousand from short-term bank borrowings and NT$21,790 thousand in long-term loan proceeds, partially offset by the repayment of NT$200,904 thousand in short-term borrowings and NT$15,412 thousand in long-term borrowings.

For the year ended December 31, 2024, net cash used in financing activities was NT$59,752 thousand (U.S.$1,822 thousand), mainly due to NT$85,944 thousand in payment of deferred offering costs, proceeds from equity financing of NT$32,790 thousand and NT$98,000 thousand in proceeds from short-term bank loans, partially offset by NT$98,000 thousand in repayment of short-term loans, and NT$6,598 thousand in repayment of long-term borrowings.

Disposal of Optonomous Inc.

As referenced in the consolidated financial statements, we previously divested certain non-core subsidiaries as part of our strategic decision to focus resources on our core optical and autonomous technology businesses. In line with this strategy, we completed the disposal of subsidiaries not aligned with our long-term business priorities, allowing us to focus capital and operational support on core R&D and commercialization efforts.

The divestitures were aligned with our objective to streamline our investment portfolio and enhance capital efficiency. These transactions resulted in the recognition of gains/losses upon disposal as reflected in our consolidated financial statements.

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

Research and Development Expenses

In the fiscal year ended December 31, 2023, our R&D expenses were approximately NT$24,195 thousand (U.S.$790 thousand), representing 73.7% of our revenue and 40.4% of our total operating expenses. The higher ratio of R&D expenses to revenue in 2023 was primarily due to lower revenue during the period as we continued investing in product development.

In the fiscal year ended December 31, 2024, our R&D expenses increased to approximately NT$35,033 thousand (U.S.$1,068 thousand), representing 29.1% of our revenue and 24.6% of our total operating expenses. The increase reflects our continued commitment to advancing our LiDAR and intelligent lighting systems and accelerating product commercialization efforts.

As we progress in the development and commercialization of new products and technologies, we plan to allocate R&D resources based on project milestones, market demand, and strategic priorities. With expected business expansion and revenue growth, we may increase R&D spending in the future to strengthen core technology capabilities, attract experienced R&D talent, and invest in advanced testing and development equipment to enhance competitiveness in next-generation sensing and optical systems.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP and require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We consider an accounting estimate to be critical if it involves a significant level of judgment or complexity and if different assumptions could have a material effect on our financial condition or results of operations.

The accounting estimates we believe are most critical include the following:

Evaluation of Inventories

Inventories are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a weighted-average basis. We record inventory write-downs in cost of revenue for excess or obsolete inventory based on assumptions about current and future demand forecasts. If inventory on hand exceeds projected demand, the excess is written off. We also evaluate whether the carrying value of inventory exceeds the net amount realizable upon sale, which involves estimating future selling prices and related costs. Once inventory is written down, a new lower-cost basis is established, and subsequent recoveries are not permitted under U.S. GAAP.

As of December 31, 2024, the carrying amount of inventories was NTD15,961,000 (U.S.$487,000).

Revenue Recognition

We recognize revenue in accordance with ASC 606. This involves identifying performance obligations in contracts, determining transaction prices (including variable consideration), and allocating revenue to the appropriate obligations. Significant judgment is required in assessing when control of goods or services has transferred to the customer. Changes in assumptions about timing or contract terms may affect the amount and timing of revenue recognized.

Impairment of Long-Lived Assets

We review long-lived assets, including capitalized R&D expenditures and intangible assets, for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The recoverability assessment involves judgment in forecasting future cash flows, determining appropriate discount rates, and evaluating market conditions. Impairment charges may be material if estimates change significantly.

Stock-Based Compensation

We estimate the fair value of employee stock options and other equity-based awards using the Black-Scholes option pricing model. This model requires significant assumptions such as expected volatility, risk-free interest rates, and estimated option life. The selection of different assumptions could result in materially different expense recognition over the vesting period.

We regularly evaluate these estimates and update them as necessary based on new facts and circumstances. Actual results may differ materially from our estimates, which could affect our financial condition and results of operations.

We combined financial statements that are included elsewhere in this Form 20-F/ have been prepared using the significant measurement bases. We believe that the following estimates are those most critical to the judgments used in the preparation of our financial statements.

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

Name	Age	Position
Yung-Peng Chang	51	Chairman of the Board, Director and Co-Chief Executive Officer
Alan Chih-Feng Wang	52	Co-Chief Executive Officer and Director
Charles W. Tu	73	Independent Director
Mu-Jung Yang	57	Independent Director
Shu-Chuan Chien	54	Independent Director
Chun-Nien Liu	35	Chief Technical Officer
Tina Hsiu-Chen Hsu	49	Chief Financial Officer
Mark Chang	54	Chief Engineer

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

Tina Hsiu-Chen Hsu serves as the Chief Financial Officer of Semilux. She has served as TCO’s Accounting Manager since joining TCO in 2009. Ms. Hsu has more than 20 years of experience in accounting and finance, having served as a manager in the Accounting and Financial Department in Cyntec Electronics, a leading provider of magnetic components, passive components, power modules, RF and optical modules and a subsidiary of Delta Electronics Group (Taiwan Stock Exchange: 2308) from 1998 to 2009, where she helped to accomplish an initial public offering. Ms. Hsu holds a B.S. degree in Accountancy from National Kaohsiung University of Applied Science in Taiwan.

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

6. B. Compensation

The below table discloses the annual remuneration of the 11th board of directors of TCO, whose term is from July 1, 2021 to June 30, 2024.

Title	Name	Total Annual (2024) Remuneration in Thousand NTD	Total Annual (2024) Remuneration in USD
Chairman	Tina Hsiu-Chen Hsu	3,490	113,478
Director	Representative of ChiaPei Investment Co., Ltd.: Kuo-Yin Huang	2,526	82,133
Director	Alan Chih-Feng Wang	3,502	113,682
Director	Representative of PengYu Investment Co., Ltd.: Larry Wu	892	29,013
Director	Representative of YiFeng Investment Co., Ltd.: Mark Chang	1,791	58,250

Historical Compensation of TCO’s Executive Officers, Directors and Supervisors

For the year ended December 31, 2024, TCO paid an aggregate of NTD$13,682,000 (US$444,904) in cash and its executive officers consisting of the CEO Alan Wang, President YP Chang, Assistant Vice President Kuo-Yin Huang, senior manager Mark Chang, senior manager Stark Tsai, finance manager Tina Huang and audit manager Larry Wu, of which none were paid in the form of stock options. For the year ended December 31, 2024, there were no options to purchase any securities of TCO granted to TCO’s employees. TCO has not set aside or accrued any amount to provide pension, retirement or other similar benefits to its executive officers, directors and supervisors.

The following table sets forth information about the compensation awarded to, earned by or paid to TCO’s executive officers, directors and supervisors for the year ended December 31, 2024.

Name	Title	Compensation in Thousand NTD$	Compensation in USD$	Miscellaneous(1)
Alan Chih-Feng Wang	Co-CEO and Director	3,502	113,682	—
Yung-Peng Chang	General Manager and Director			—
Tina Hsiu-Chen Hsu	President, CFO and Director	3,490	113,478	—
Kuo-Yin Huang	Assistant Vice President and Director	2,526	82,133	—
Mark Chang	Senior Manager and Director	1,791	58,250	—
Larry Wu	Audit Manager	892	29,013	—
XiuWu Dong	Supervisor	0	0	—
JingYi Cheng	Supervisor	0	0	—

(1)	Miscellaneous includes any benefits in kind, pension, retirement or similar benefits and issue or grant of options or shares or securities of TCO.

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

The following table sets forth information regarding the beneficial ownership of ordinary shares on October 31, 2025, by

●	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

●	each of our directors, chief executive officer, chief financial officer and other members of Senior Management; and

●	all of our Senior Management and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ordinary shares as to which the holder has sole or shared voting power or investment power and also any ordinary shares which the holder has the right to acquire within 60 days of March 1, 2024 through the exercise of any option, warrant, convertible security or other right. As of April 30, 2025, there were 37,428,354 ordinary shares outstanding.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Percentage
Directors and Senior Management:
Dr. CHANG, YUNG-PENG (2) (4)	-	*
WANG, CHIH-FENG (3)	806,135	3.01%
Dr. TU, WU-CHING	-	*
YANG, MU-JUNG	-	*
HUANG, KUO-YIN	396,730	1.48%
HSU, HSIU-CHEN	911,131	3.40
Dr. LIU, CHUN-NIEN (5)	-	*
Dr. CHANG, SHIH-HSIN	73,973	*
CHANG, CHO-YING	-	*
Dr. CHENG, MU-HAI	-	*
All directors and Senior Management as a group(6)	2,207,969	8.18%

Five Percent Holders:
Clariscope Ventures Group Ltd.(5)	10,476,762	39.20%
Lucidity Investments Global Ltd. (6)	7,460,724	27.90%
Vienna Management Holdings Ltd. (7)	3,889,101	14.54%
Chenghe Investment Co.(10)	2,697,561	10.09%

*	Less than 1%

(1)	Unless otherwise noted, the business address of each of the following is 4F., No.32, Keya Rd., Daya Dist., Taichung City, Central Taiwan Science Park, 42881, Taiwan.

(2)	Clariscope Ventures Group Ltd. is the record holder of such shares. Dr Yung-Peng Chang, who is the sole director and holds 100% of the voting securities of Clariscope Ventures Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Clariscope Ventures Group Ltd

(3)	Lucidity Investments Global Ltd. is the record holder of such shares. Chih-Feng Wang, who is the sole director and holds 100% of the voting securities of Lucidity Investments Global Ltd., has voting and investment discretion with respect to the ordinary shares held by Lucidity Investments Global Ltd.

(4)	Vienna Management Holdings Ltd. is the record holder of such shares. Dr Yung-Peng, Chang, who is the director of Vienna Management Holdings Ltd. and Lai Peng, Lynette Tong, who is the director and holds 100% of the voting securities of Vienna Management Holdings Ltd., have voting and investment discretion with respect to the ordinary shares held by Vienna Management Holdings Ltd.

(5)	Monilux Global Group Ltd. is the record holder of such shares. Chun-Nien Liu, who is the sole director and holds 100% of the voting securities of Monilux Global Group Ltd., has voting and investment discretion with respect to the ordinary shares held by Monilux Global Group Ltd.

(6)	All officers and directors as a group (10 individuals) holds 2,207,969 Semilux Ordinary Shares directly, 24,524,148 Semilux Ordinary Shares indirectly via Clariscope Venture Group Ltd., Lucidity Investments Global Ltd., Vienna Management Holdings Ltd., Monolux Global Group Ltd. as disclosed in Notes 2 to 5.

(7)	Chenghe Investment Co. is the record holder of such shares. Chenghe Group Limited, a British Virgin Islands incorporated company, is the sole member and the manager of the Sponsor. Mr. Richard Qi Li, who holds 100% of the voting securities of Chenghe Group Limited, may be entitled to the right to receive one (1) Semilux Ordinary Share for each SPAC Class B Ordinary Share owned by Chenghe Investment Co. Mr. Richard Qi Li, has voting and investment discretion with respect to the ordinary shares held by Chenghe Group Limited through held of record by Chenghe Investment Co. Mr. Richard Qi Li disclaims beneficial ownership over any securities owned by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

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

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

B. Authorized Share Capital

Pursuant to the Amended and Restated Memorandum and Articles of Association, we are authorized to issue 500,000,000 Ordinary Shares of par value of US$0.0001 each (“Ordinary Shares”). As of the date of this annual report, there are 43,354,683 shares issued and outstanding.

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

Foreign Currency Risk

Our results of operations and cash flows are subject to foreign currency exchange fluctuations. The Company generates revenue from multiple international markets and conducts the majority of its operating activities in Taiwan, where the functional currency is the New Taiwan Dollar (“NTD”). As such, changes in exchange rates, primarily between the NTD and the U.S. Dollar (“USD”), may impact our financial performance and liquidity.

For the year ended December 31, 2024, 2023 and 2022, a significant portion of our revenue was derived from overseas customers. In 2024, approximately 59.9% of our revenue was attributable to customers in Mainland China, Germany, Malaysia and other international markets, compared to 94.9% and 90.2% in 2023 and 2022, respectively.

During the same periods, the majority of our operating expenses continued to be incurred in NTD. As a result, our profitability and cash flows are sensitive to fluctuations in foreign currency exchange rates.

A hypothetical 10% fluctuation in foreign currency exchange rates during these periods would have resulted in a meaningful impact on our consolidated financial results. To date, we have not engaged in hedging activities or entered into derivative contracts for hedging or trading purposes. We may, in the future, evaluate and implement hedging strategies for transactions denominated in currencies other than NTD to mitigate potential exchange rate risks as our international sales and USD-denominated transactions continue to expand.

Interest Rates Risk

The Company is exposed to interest rate risk because its borrowings include both fixed-rate and floating-rate instruments. Changes in market interest rates may affect the Company’s interest expenses associated with its short-term and long-term bank borrowings.

As of December 31, 2024 and 2023, the Company’s short-term borrowings consisted of collateralized loans from Chuang Hwa Bank and E.Sun Bank secured by time deposits. The Chuang Hwa Bank borrowings carried fixed annual interest rates of 1.94% and 1.81% as of December 31, 2024 and 2023, respectively, and the E.Sun Bank borrowings carried a fixed annual interest rate of 2.43% in both periods. Total outstanding short-term borrowings amounted to NTD90,000 thousand for both 2024 and 2023.

In addition, the Company’s long-term borrowings as of December 31, 2024 and 2023 were obtained from Chuang Hwa Bank, including guaranteed and credit borrowings secured by the Credit Guarantee Fund for Small and Medium Enterprises or property and equipment. The guaranteed borrowing carried a fixed interest rate of 2.28% in 2023 and 2.15% in 2024, and the credit borrowing carried a fixed interest rate ranging from 2.0% to 2.2%. Total outstanding long-term borrowings amounted to NTD43,875 thousand and NTD50,473 thousand as of December 31, 2024 and 2023, respectively.

The Company’s interest expense for the years ended December 31, 2024, 2023 and 2022 was NTD3,310 thousand, NTD2,940 thousand and NTD2,884 thousand, respectively. The Company may be adversely impacted by rising market interest rates in future periods, and will continue to monitor market developments and evaluate potential financing and risk-management strategies as appropriate.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures As of December 31, 2024 Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, As of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this annual report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, our management concluded that As of December 31, 2024, our internal control over financial reporting was effective.

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

ITEM  16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Enrome LLP, located in Singapore (PCAOB ID 6907), has served as our independent registered public accounting firm since 2022. The following are Enrome’s fees for 2024 and 2023:

	Year ended December 31,
	2024	2023
Audit fees (1)	$150,000	$150,000
Tax fees (2)	-	-
Total	150,000	150,000

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with the audit of our annual consolidated financial statements for 2024 and 2023 and consultation concerning financial accounting and reporting standards. Audit fees for 2023 also include services in connection with our F-4 filings with the SEC.

(2)	“Tax fees” include fees for professional services rendered and performed during the period by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 14, 2025, the Audit Committee of the Company approved the dismissal of Enrome LLP, located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542 (“Enrome LLP”), as the Company’s independent registered public accounting firm. On the same date, the Company’s Audit Committee approved the engagement of Marcum Asia CPAs LLP, located at Seven Penn Plaza, Suite 830, New York, NY 10001 (“Marcum Asia”), to serve as the Company’s new independent registered public accounting firm, effective immediately.

The report of Enrome LLP on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years and the subsequent interim period through April 14, 2025, there were no disagreements with Enrome LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Enrome LLP, would have caused them to refer to the subject matter in their audit report.

On June 9, 2025, the Audit Committee of the Company approved the dismissal of Marcum Asia as the Company’s independent registered public accounting firm. Marcum Asia was appointed as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024 on April 14, 2025 and did not issue an audit report on the Company’s financial statements for the fiscal year ended December 31, 2024. During the interim periods from April 14, 2025 through June 9, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

On June 9, 2025, the Audit Committee of the Company approved the engagement of Enrome LLP as the Company’s new independent registered public accounting firm. Enrome LLP previously served as the Company’s independent registered public accounting firm from May 17, 2023, to April 14, 2025, and was dismissed on April 14, 2025. During the Company’s prior engagement with Enrome LLP and the subsequent interim period through June 9, 2025, the Company did not consult with Enrome LLP regarding (i) the application of accounting principles to any specified transaction, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was the subject of a disagreement or a reportable event as defined in Item 16F(a)(1)(iv) and (v) of Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures that apply to all directors, executive officers, and employees of the Company. These policies are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, as well as any applicable listing standards. Our policies prohibit trading in our securities while in possession of material non-public information and include pre-clearance procedures for designated insiders and blackout trading restrictions around earnings releases and other material events.

A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report and is incorporated by reference. The Company has not granted any waivers or exceptions under its insider trading policy during the fiscal year ended December 31, 2024.

ITEM 16K. CYBERSECURITY

Cybersecurity Management

We maintain an enterprise-wide cybersecurity risk management program designed to identify, assess, and manage material risks arising from cybersecurity threats to our critical systems, data, and operations. This includes our computer networks, third-party cloud services, communications infrastructure, and proprietary data related to our research, development, and business strategies.

Our information technology team conducts continuous monitoring of our systems using automated vulnerability scanning, real-time alerting, and periodic third-party penetration testing. We also use external threat intelligence feeds and engage third-party cybersecurity firms to independently evaluate our security posture. Our team implements mitigation strategies such as firewalls, encryption, access controls, and regular patching protocols. In fiscal year 2024, we did not identify any cybersecurity incidents that had a material impact on our business, operations, or financial condition. We currently believe that cybersecurity risks are not reasonably likely to materially affect our business strategy, financial results, or long-term performance. However, cybersecurity threats are constantly evolving, and there is no guarantee that we will not experience a material incident in the future. Oversight of our cybersecurity program resides with both senior management and the board of directors. Our Chief Technology Officer (CTO) leads day-to-day management of cybersecurity risks and chairs our internal Security and Privacy Committee, which includes senior IT and compliance personnel. The Committee meets regularly and provides updates to the full board at least once annually and more frequently as needed. Our board of directors and its designated subcommittee have ultimate oversight responsibility and review key cybersecurity metrics, incident response readiness, and risk mitigation strategies. In 2024, no waivers or exceptions were granted under our cybersecurity policies, and no material incidents were escalated to the board.

For additional information about the risks related to our information systems and cybersecurity, see “Item 3.D. Risk Factors – Risks Related to Company’s Technology and Intellectual Property.”

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See Index to Financial Statements on Page F-1

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Articles of Association of Semilux International Ltd. (1)
2.1	Description of Securities(2)
8.1	List of Subsidiaries of Semilux International Ltd.(2)
11.1	Insider Trading Policy of Semilux(2)
11.2	Code of Ethics of Semilux(2)
12.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Section 1350 Certification of the Chief Executive Officer(2)
13.2	Section 1350 Certification of the Chief Financial Officer(2)
23.1	Consent of Enrome LLP(2)
97.1	Clawback Policy(2)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as an exhibit to the Registration Statement on Form F-4, File No. 333-275857, filed by the Company with the SEC, and incorporated herein by reference.

(2)	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

November 10, 2025	Semilux International Ltd.

	By:	/s/ Yung-Peng Chang
Yung-Peng Chang
Chief Executive Officer

SEMILUX INTERNATIONAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Semilux International Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Semilux International Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for each of the years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

November 10, 2025

SEMILUX INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024	2024
	NT$	NT$	US$
ASSETS
Current assets:
Cash and cash equivalents	202,465	117,748	3,591
Restricted cash	92,115	82,000	2,501
Accounts receivable, net	5,521	6,557	200
Inventories, net	47,751	15,961	487
Prepayments and other current assets	6,997	18,914	576
Total current assets	354,849	241,180	7,355
Non-current assets:
Long-term investment	-	-	-
Property and equipment, net	47,970	43,279	1,320
Right-of-use assets	7,943	25,664	783
Deferred tax assets, net	-	698	21
Other non-current assets	7,007	4,343	132
Deferred offering costs	31,154	-	-
Total non-current assets	94,074	73,984	2,256
TOTAL ASSETS	448,923	315,164	9,611

LIABILITIES
Current liabilities:
Short-term bank borrowings	90,000	90,000	2,745
Accounts payable	127	16	-
Other payables	16,893	109,227	3,331
Lease liabilities, current	7,943	12,190	372
Long-term bank borrowings, current	7,316	13,118	400
Other current liabilities	545	650	20
Total current liabilities	122,824	225,201	6,868
Non-current liabilities:
Long-term bank borrowings, non-current	43,157	30,757	938
Deferred tax liabilities	73	-	-
Lease liabilities, non-current	-	13,474	411
Total non-current liabilities	43,230	44,231	1,349
TOTAL LIABILITIES	166,054	269,432	8,217

Commitments and contingencies (Note 15)

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 per value, 500,000,000 shares authorized, 30,227,813 and 37,428,354 shares issued and outstanding as of December 31, 2023 and 2024, respectively) *	99	123	4
Additional paid-in capital	260,133	175,802	5,361
Statutory reserve	11,077	11,077	338
Accumulated deficit	(46,798)	(167,412)	(5,106)
Accumulated other comprehensive loss	-	(884)	(27)
Total equity attributable to shareholders of Taiwan Color Optics Inc.	224,511	18,706	570
Non-controlling interests *	58,358	27,026	824
TOTAL SHAREHOLDERS’ EQUITY	282,869	45,732	1,394
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	448,923	315,164	9,611

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

SEMILUX INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
Total revenues	102,438	32,840	120,228	3,667
Cost of revenue	56,525	48,049	148,706	4,535
Gross profit/(loss)	45,913	(15,209)	(28,478)	(868)
Operating expenses
Selling expenses	12,534	11,363	17,161	523
Administrative expenses	25,903	24,360	80,845	2,466
Research and development expenses	26,845	24,195	35,033	1,068
Impairment loss	-	-	15,300	467
Total operating expenses	65,282	59,918	148,339	4,524
Net operating loss	(19,369)	(75,127)	(176,817)	(5,392)

Non-operating income/(expenses)
Interest income	3,462	14,680	8,952	273
Other income	2,844	385	1,711	52
Other gains, net	37,399	992	16,747	511
Interest expenses	(2,884)	(2,940)	(3,310)	(101)
Total non-operating income	40,821	13,117	24,100	735

Profit/(loss) before income tax	21,452	(62,010)	(152,717)	(4,657)

Income tax expenses/ (benefits)	6,429	1,019	(771)	(24)
Net income/(loss)	15,023	(63,029)	(151,946)	(4,633)
Less: net income/(loss) attributable to non-controlling interests	194	(13,003)	(31,332)	(956)
Net income/(loss) attributable to ordinary shareholders	14,829	(50,026)	(120,614)	(3,677)

Other comprehensive income/(loss)
Foreign currency translation adjustment	-	-	(884)	(27)
Total comprehensive income/(loss)	15,023	(63,029)	(152,830)	(4,660)
Less: comprehensive income/(loss) attributable to non-controlling interests	194	(13,003)	(31,332)	(956)
Total comprehensive income/ (loss) attributable to ordinary shareholders	14,829	(50,026)	(121,498)	(3,704)

Net income/(loss) per ordinary share
- Basic and diluted *	0.49	(1.66)	(3.21)	(0.10)
Weighted average number of ordinary shares
- Basic and diluted *	30,160,374	30,160,374	37,595,020	37,595,020

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

SEMILUX INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(NT$ in thousands, except for share and per share data, or otherwise noted)

	Ordinary share *		Additional paid-in	Statutory	Retain earnings / (accumulated	Accumulated other comprehensive	Total equity attributable to shareholders of the Taiwan Color Optics	Non-controlling	Total shareholders’
	Shares	Amount	capital	reserve	deficit)	loss	Inc.	interests *	equity
Balance as of December 31, 2021	30,160,374	99	260,133	10,718	(11,242)	(1,142)	258,566	82,395	340,961
Net income	-	-	-	-	14,829	-	14,829	194	15,023
Disposal of subsidiaries	-	-	-	-	-	1,142	1,142	(11,228)	(10,086)
Balance as of December 31, 2022	30,160,374	99	260,133	10,718	3,587	-	274,537	71,361	345,898
Net loss	-	-	-	-	(50,026)	-	(50,026)	(13,003)	(63,029)
Statutory reserve provision	-	-	-	359	(359)	-	-	-	-
Balance as of December 31, 2023	30,160,374	99	260,133	11,077	(46,798)	-	224,511	58,358	282,869
Net loss	-	-	-	-	(120,614)	-	(120,614)	(31,332)	(151,946)
Foreign currency translation adjustment	-	-	-	-	-	(884)	(884)	-	(884)
Equity financing through Private Placement	100,000	-	32,790	-	-	-	32,790	-	32,790
Reverse recapitalization	7,334,646	24	(117,121)	-	-	-	(117,097)	-	(117,097)
Balance as of December 31, 2024	37,595,020	123	175,802	11,077	(167,412)	(884)	18,706	27,026	45,732

*	The shares and per share information and non-controlling interests are presented on a retroactive basis to reflect the reorganization (Note 1)

The accompanying notes are an integral part of these consolidated financial statements

SEMILUX INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(NT$ in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	15,023	(63,029)	(151,946)	(4,633)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	13,473	14,302	13,135	401
Amortization of right-of-use assets	11,332	10,095	10,100	308
Allowance for/(Reversal of) credit losses	253	(268)	(8)	-
Impairment loss	-	-	15,300	467
Deferred income tax expenses	6,429	1,019	(771)	(24)
(Gain)/loss on disposal of property and equipment	(25)	30	-	-
Write-down of Inventories	-	-	19,801	604
Loss on disposal of subsidiaries	5,118	-	-	-
Changes in operating assets and liabilities:			-	-
Accounts receivable	16,731	1,154	(1,028)	(31)
Inventories	(9,442)	(10,983)	11,989	366
Prepaid expenses and other current assets	(7,376)	3,238	(11,916)	(368)
Right-of-use assets	-	(11,859)	(27,821)	(848)
Other non-current assets	3,646	11,932	15,168	463
Accounts payable	(5,078)	(1,569)	(111)	(3)
Lease liabilities	(11,704)	2,070	17,721	540
Other payables	198	5,728	92,497	2,821
Income taxes payable	753	-	-	-
Other current liabilities	(2,832)	80	104	3
Net cash provided by/(used in) operating activities	36,499	(38,060)	2,214	66

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of subsidiaries, net-off cash balance at disposed entities	(1,511)	-	-	-
Purchase of property and equipment	(28,417)	(23,658)	(21,112)	(644)
Proceeds from disposal of property and equipment	35	93	-	-
Purchase of long-term investment	-	-	(15,300)	(467)
Decrease in refundable deposits	790	-	-	-
Net cash used in investing activities	(29,103)	(23,565)	(36,412)	(1,111)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	219,164	100,152	98,000	2,989
Repayments of short-term bank loans	(200,904)	(118,522)	(98,000)	(2,989)
Payment for deferred offering costs	-	(31,154)	(85,944)	(2,621)
Equity financing through private placement	-	-	32,790	1,000
Proceeds from long-term bank loans	21,790	-	-	-
Repayments of long-term bank loans	(15,412)	(18,294)	(6,598)	(201)
Net cash provided by/(used in) financing activities	24,638	(67,818)	(59,752)	(1,822)
Effects of exchange rate changes on cash and cash equivalents	-	-	(882)	(25)
Net increase/(decrease) in cash, cash equivalents and restricted cash	32,034	(129,443)	(94,832)	(2,892)
Cash, cash equivalents and restricted cash at the beginning of the year	391,989	424,023	294,580	8,984
Cash, cash equivalents and restricted cash at the end of the year	424,023	294,580	199,748	6,092

Supplemental disclosure of cash flow information:
Cash paid for income tax	(2,413)	(1,438)	(914)	(28)
Cash paid for interest	(2,695)	(3,015)	(2,832)	(86)

Supplemental disclosure of non-cash investing and financing activities:
Lease liability arising from obtaining right-of-use asset	-	11,246	27,822	848

The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of December 31,
	2023	2024
	NT$	NT$
Cash and cash equivalents, the beginning of the year	299,340	202,465
Restricted cash, the beginning of the year	124,683	92,115
Total cash and restricted cash, the beginning of the year	424,023	294,580

Cash and cash equivalents, the end of the year	202,465	117,748
Restricted cash, the end of the year	92,115	82,000
Total cash and restricted cash, the end of the year	294,580	199,748

The accompanying notes are an integral part of these consolidated financial statements

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

1. Organization and principal activities

(a) Organization

SEMILUX INTERNATIONAL LTD. through its subsidiaries (collectively the “Company”) are primarily engaged in the development, manufacture and sales of laser module and its components.

The Company was incorporated as an ultimate holding company under the laws of the Cayman Islands on July 19, 2023. Taiwan Color Optics, Inc. (“TCO”) was established in October 2009 in Republic of China (R.O.C.), is the Company’s main operating entities in China.

Semilux Ltd. was incorporated with limited liability under the laws of the Cayman Islands incorporated on May 10, 2023 and became a wholly-owned subsidiary of the Company.

On July 21, 2023, The Company entered into several restructuring documents with certain TCO shareholders (“TCO Reorganization”). On February 5, 2024, the Company consummated the TCO Reorganization with TCO, and TCO became a subsidiary of the Company.

As of September 30, 2025, the issuance date of the latest audited consolidated financial statements, the details of the Company’s major subsidiaries are as follows:

Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Major business activities
Taiwan Color Optics Inc	October 19, 1999	Taiwan	100%	Sales of laser module and its components and Artificial Intelligence related products
Semilux Ltd.	May 10, 2023	Cayman Islands	100%	Investment Holding

(b) Reorganization

The Company undertook the following steps to affect a reorganization (the “Reorganization”):

●	Formation of the Company and Semilux Ltd.

●	Each existing TCO Shareholder exchanged their TCO ordinary shares with the Company ordinary shares. Through the shares exchange, the Company obtained 79.37% of the equity interests of TCO and allotted 7,936,940 ordinary shares to initial TCO shareholders who participated in the TCO Reorganization.

●	At the TCO Reorganization closing and immediately following the issuance of the Company’s ordinary shares to the relevant shareholders, each initial shareholder will surrender all of its ordinary shares of the Company and any other shares of the Company that were issued and outstanding immediately prior to the Reorganization for no consideration to the Company and all such shares of the Company will be cancelled.

Immediately before and after the Reorganization as described above, the Company together with its subsidiaries were effectively controlled by the same controlling shareholders; therefore, the Reorganization was accounted for as a recapitalization, and thus the current capital structure has been retroactively presented in all periods as if such structure existed at that time, the entities under common control are presented on a consolidated basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended December 31, 2022, 2023 and 2024, the results of these subsidiaries are included in the financial statements for all periods, and the equity has been restated to reflect the change as well.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

1. Organization and principal activities (cont.)

(c) Reverse recapitalization

On February 15, 2024 (the “Closing Date”), the Company completed the reverse recapitalization (or “SPAC Transaction”), pursuant to the terms of the Business Combination agreement, Semilux Ltd. merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly owned subsidiary of the Company, and Chenghe changed its name to “Semilux Ltd.”.

Semilux Ltd. was determined to be the accounting acquirer given it effectively controlled the combined entity after the Transaction. The Transaction is not a business combination because Chenghe was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Semilux Ltd. for the net monetary assets of the Company, accompanied by a recapitalization. Semilux Ltd. is determined as the accounting acquirer and the historical financial statements of Semilux Ltd. became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the Ordinary Shares of Semilux Ltd. that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 30,160,374 ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. Net income/ (loss) per ordinary share is retrospectively restated using the historical weighted - average number of ordinary shares outstanding multiplied by the exchange ratio.

The consolidated statements of changes in shareholders’ equity for the years ended December 31, 2022 and 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income/(loss) per ordinary share - basic and diluted was adjusted retrospectively from 7,936,940 to 30,160,374 for the years ended December 31, 2022 and 2023.

After the redemption of ordinary shares of Chenghe before the closing of the SPAC Transaction, the net liabilities acquired by the Company were in the amount of NT$66,658, which were recorded as a reduction in additional paid-in capital.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation.

(c) Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reporting periods and disclosed in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Company’s consolidated financial statements include lower of cost and net realizable value of inventory, recoverability of receivables, valuation of deferred tax assets, and assessment for impairment of long-lived assets, useful lives and residual values of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in estimates are recognized in the period of change and future periods, as per ASC 250.

(d) Foreign currency translation

The Company’s principal country of operations is the R.O.C. The financial position and results of its operations are determined using New Taiwan Dollars (NT$), the local currency, as the functional currency. The functional currency of the Company and Semilux Ltd is U.S. dollars (“US$”), while the functional currency of TCO is New Taiwan Dollars (NT$) as determined based on the criteria of ASC 830, “Foreign Currency Matters”. In preparing the consolidated financial statements, the Company uses NT$ as its reporting currency. The operating results and financial positions of each consolidated entity are translated into NT$.

In preparing the financial statements of each individual consolidated entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Such exchange differences are recognized in profit or loss in the year in which they arise. Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Exchange differences arising on the retranslation of non-monetary items are included in profit or loss for the year except for exchange differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in other comprehensive income, in which case, the exchange differences are also recognized directly in other comprehensive income. Non-monetary items that are measured in terms of historical cost in foreign currencies are not retranslated.

For the purposes of presenting consolidated financial statements, both the assets and liabilities and the income and expense items of the Company’s foreign operations are translated into NT$ using exchange rates prevailing at the end of each reporting period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant Accounting Policies (cont.)

(e) Convenience translation

The Company maintains its accounts and expresses its consolidated financial statements in NT$, which is the Company’s functional currency. For convenience only, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars at the exchange rate as set forth in the statistical release of the Federal Reserve Board of the Unites States, which was NT$32.79 to US$1.00 as of December 31, 2024. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(f) Cash and cash equivalents

Cash equivalents, for the purpose of meeting short-term cash commitments, consist of highly liquid time deposits and investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(g) Restricted cash

Cash that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash, and that are restricted as to withdrawal or use for other than current operations is classified as non-current. The restricted cash mainly consists of time deposits that secure the Group’s short-term borrowings. The amount as of December 31, 2023 and 2024 represented time deposits placed in Chuang Hwa Bank and First Commercial Bank as collateral for obtaining short-term loans from these banks (Note 10). The maturity date of the restricted time deposit with an interest rate of 0.72% is February 5, 2025.

(h) Accounts receivable, net

Accounts receivables are recognized in the period when the Company has delivered goods to its customers and when its right to consideration is unconditional. The Company adopted ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326” and embodies the Current Expected Credit Loss (“CECL”) model) on January 1, 2023 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements. The Company’s estimation of allowance for credit losses, under the CECL model, considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses, determined using the CECL model, to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(i) Prepayment and other current assets

Prepayment and other assets represent amounts that the Company has paid in advance of receiving benefits or services. Prepayment and other assets include amounts for prepayments to suppliers, prepaid expenses and prepaid insurance premiums and are recognized as an expense over the general contractual period.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant Accounting Policies (cont.)

(j) Inventories

Inventories, net are stated at the lower of cost or estimated net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on the weighted-average basis. The Company records inventory write-downs as cost of revenue for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the inventory less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The inventory impairment was NT$13,092, NT$21,621 and NT$43,899 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The carrying amount of cash and cash equivalents, restricted cash, prepayments and other current assets, short-term borrowings, accounts payables, other payables and other liabilities approximates fair value because of their short-term nature.  For short-term borrowings when fair value is approximated using discounted cash flows, the fair value is measured by discounting future cash flows at current market interest rates. For leases, when fair value is approximated using discounted cash flows, the valuation is performed by weighted average loan interest rate of the Company.

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

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Repairs and maintenance costs are charged to expenses as incurred, whereas the costs of renewals and betterment that extend the useful lives of property and equipment are capitalized as additions to the related assets. Gains and losses from the disposal of property and equipment are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of operations and comprehensive (loss)/ income.

Depreciation is recorded starting at the time when assets are ready for the intended use.

(m) Leases

For a contract that contains a lease component and non-lease component, the Company may elect to account for the lease and non-lease components as a single lease component.

The Company as lessee

The Company accounts for its lease under ASC 842 Leases, and identifies lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, the Company recognizes operating right-of-use assets and lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet.

Right-of-use (“ROU”) assets represent the Company’s right to use underlying assets including vehicles and production equipment for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes lease expenses on a straight-line basis over the lease term.

The right-of-use of assets is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. For operating lease, lease expense is recorded on a straight-line basis over the lease term. The amortization of the right-of-use asset is calculated as the difference between the straight-line lease expense and the interest calculated on the lease liability.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(n) Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the reverse recapitalization among Chenghe Acquisition Co., Semilux International Ltd., SEMILUX LTD., and TCO INC. These costs, together with the underwriting discounts and commissions, will be charged to temporary equity and permanent equity upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Upon the completion of reverse recapitalization, the deferred offering costs was charged to additional paid-in capital.

(o) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2022, 2023 and 2024.

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

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

2. Summary of Significant Accounting Policies (cont.)

The following table identifies the disaggregation of the Company’s revenue for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
Sale of artificial intelligence product	NT$	-	NT$	-	NT$	79,222
Sales of optical components				-		22,051
Sales of laser module		-		-		13,013
Sales of Quantum Dot Light Emitting Diode (“QLED”)		-		-		5,942
Sale of laser diode modules and related components		97,587		32,684		-
Others		4,851		156		-
Total	NT$	102,438	NT$	32,840	NT$	120,228

	For the years ended December 31,
	2022		2023		2024
Taiwan	NT$	10,006	NT$	1,659	NT$	48,081
Mainland China		75,246		20,515		33,495
Malaysia		-		-		22,381
Germany		14,926		7,488		7,377
Others		2,260		3,178		8,895
Total	NT$	102,438	NT$	32,840	NT$	120,228

The Company’s historical core operations centered on the manufacturing and sale of laser diode modules and related components. For the year ended December 31, 2024, the Company has increased a new product line, sales of artificial intelligence product. Currently the Company mainly engages in the manufacturing and sale of artificial intelligence system integration, optical components, laser module and QLED. The Company has only one performance obligation to provide the promised products as a principal. The consideration is fixed and the revenue is recognized at a point in time when the Company satisfies the performance obligation by delivering to the customers and accepted by the customer. In addition, no variable considerations, financing components, noncash payments and payment to customers noted in the contracts with Customers.

Contract balance

The Company classifies its right to consideration in exchange for goods transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration, which is not contingent on future performance. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2023 and 2024, the Company had nil contract assets, respectively.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which was included in other current liabilities on the consolidated balance sheets. Contract liabilities were both nil as of December 31, 2023 and 2024, therefore, no revenues is recognized or expected to be recognized in the following twelve months. .

(r) Cost of revenue

Cost of revenue consists primarily of cost of products, labor cost, depreciation, maintenance, and other overhead expenses.

(s) Research and development expenses

Research and development costs include personnel-related expenses associated with the Company’s engineering personnel responsible for the design, development and testing of its products. Such costs related to product development are included in research and development expense until the technological feasibility is reached, which is generally shortly before the products are released to production. Research and development costs are charged to the consolidated statements of operations as incurred.

(t) Taxation

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of (loss) income for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(v) (Loss) income per share

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

(w) Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for internal reporting.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

In October 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing —Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is in the process of evaluating the effect of the adoption of this ASU.

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

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

In January 2025, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 122 to rescind the interpretive guidance included in Section FF of Topic 5 of the Staff Accounting Bulletin Series titled “Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for its Platform Users” (Topic 5.FF) . In March 2025, the FASB issued Accounting Standards Update (ASU) 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No.122. The amended paragraph requires entities that have an obligation to safeguard crypto-assets for others to determine whether to recognize a liability related to the risk of loss under such an obligation and, if so, the measurement of such a liability by applying the recognition and measurement requirements for liabilities arising from contingencies under ASC 450-20 or IAS 37. Entities should apply the amendments on a fully retrospective basis in annual periods beginning after December 15, 2024. Entities may also choose to apply the amendments in any earlier interim or annual financial statement period included in filings with the Commission after January 30, 2025 (the effective date of SAB 122). The Company does not expect that this guidance will have a material impact on its consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company's combined financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and comprehensive income and cash flows.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

3. Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, accounts receivable, net. As of December 31, 2023 and December 31, 2024, substantially all the Company’s cash were held in major financial institutions located in the R.O.C., which management considers to being of high credit quality. For accounts receivable, net, the Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts.

The top customers whose revenues individually represented greater than 10% of the total net revenues of the Company for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024
Customer A	*	*	36.5%
Customer B	*	*	18.6%
Customer C	41.0%	29.1%	14.2%
Customer D	15.3%	22.8%	*
Customer E	19.8%	17.7%	*

Accounts receivable due from customers who represent 10% or more of the Company’s total accounts receivable were as follows:

	As of December 31,
	2023	2024
Customer C	21.2%	66.3%
Customer D	13.9%	19.1%
Customer E	37.5%	*
Customer F	18.2%	*

The Company is also subject to concentration risk from its suppliers. The top supplier whose purchases individually represented greater than 10% of the total purchases of the Company for the years ended December 31, 2022, 2023 and 2024 was as follows:

	For the years ended December 31,
	2022	2023	2024
Supplier A	*	*	82.6%
Supplier B	*	*	14.2%
Supplier C	*	88.3%	*
Supplier D	39.7%	*	*
Supplier E	15.7%	*	*
Supplier F	10.1%	*	*

*	less than 10% of total purchases

As of December 31, 2023 and 2024 the proportion of account payable accounted for less than 10% of total liabilities.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

4. Accounts receivable, net

	As of December 31,
	2023		2024
Accounts receivable	NT$	5,529	NT$	6,557
Allowance for credit losses		(8)		-
Accounts receivable, net	NT$	5,521	NT$	6,557

The movements in the allowance for credit losses are as follows:

	For the years ended December 31,
	2022		2023		2024
Beginning balance	NT$	(23)	NT$	(276)	NT$	(8)
(Additions)/Reversal		(253)		268		8
Ending balance	NT$	(276)	NT$	(8)	NT$	-

5. Inventories

Inventories consisted of the following:

	As of December 31,
	2023		2024
Raw material	NT$	7,324	NT$	2,091
Work-in-process		15,863		4,823
Finished goods		24,564		9,047
Total	NT$	47,751	NT$	15,961

The inventory impairment was NT$13,092, NT$21,621 and NT$43,899 for the years ended December 31, 2022, 2023 and 2024, respectively. The movements of inventory impairment are as follows:

	As of December 31,
	2023		2024
Beginning balance	NT$	13,092	NT$	21,621
Add: inventory impairment		8,529		22,278
Ending balance	NT$	21,621	NT$	43,899

6. Property and equipment, net

	As of December 31,
	2023		2024
Machinery equipment	NT$	113,599	NT$	115,075
Leasehold improvements		22,044		22,008
Other equipment		10,194		12,530
Subtotal	NT$	145,837	NT$	149,613
Less: accumulated depreciation		(97,867)		(106,334)
Property and equipment, net	NT$	47,970	NT$	43,279

Depreciation expenses were NT$13,473, NT$14,302 and NT$13,135 for the years ended December 31, 2022, 2023 and 2024, respectively.

No impairment charge was recorded for the years ended December 31, 2022, 2023 and 2024, respectively. NT$23,739 and NT$22,263 of property and equipment, net used as collateral for long-term bank borrowings as of December 31, 2023 and 2024 (Note 10).

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

7. Other non-current assets

	As of December 31,
	2023		2024
Prepayments for business facilities	NT$	1,222	NT$	-
Guarantee deposits paid		5,785		4,343
Total	NT$	7,007	NT$	4,343

8. Long-term investment

On August 16, 2024, the Company entered into an agreement with Chaoguo Zhou, to acquire 2,386,119 shares (36.04%) of EZ Intelligent Technology CO., LTD. (“EZ Intelligent”), with a consideration of NT$40,564. As of December 31, 2024, NT$15,300 was paid and 900,000 shares was acquired by the Company. Since the Company does not have the ability to exercise significant influence or control over EZ Intelligent’s operating and financial policies, this investment in EZ Intelligent is accounted for at fair value through profit or loss on long-term investment, with fair value changes recognized as impairment in the consolidated statements of operations and comprehensive (loss)/ income. For the year ended December 31, 2024, full provision for investment impairment of NT$15,300 was recognized as the EZ Intelligent Technology CO., LTD’s operating conditions have deteriorated.

9. Lease

At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. The leases of the Company mainly consisted of land-use-right leasing, building leasing and transportation leasing. A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023		2024
Lease right-of-use assets	NT$	29,018	NT$	27,822
Lease right-of-use assets- accumulated amortization		(21,075)		(2,158)
Lease right-of-use assets, net	NT$	7,943	NT$	25,664

Lease liabilities, current	NT$	7,943	NT$	12,190
Lease liabilities, non-current		-		13,474
Total lease liabilities	NT$	7,943	NT$	25,664

	As of December 31,
	2023		2024
Amortization of right-of-use assets	NT$	10,095	NT$	10,100
Interest expenses		226		162
Remaining lease term and discount rate:
Weighted average remaining lease term (years)		0.96		2.71
Weighted average discount rate		1.84%		1.88%

	For the years ended December 31,
	2022		2023		2024
Leases expense	NT$	11,332	NT$	10,321	NT$	10,262
Short-term lease expense		-		427		59
Total	NT$	11,332	NT$	10,748	NT$	10,321

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

9. Lease (cont.)

The total future minimum lease payments of operating lease with respect to the building and transportation as of December 31, 2024 are as follows:

	Amounts
Years ended December 31,
2025	NT$	12,544
2026		8,695
2027		2,451
2028		1,634
Thereafter		949
Total lease payments	NT$	26,273
Less: imputed interest		(609)
Total lease liabilities	NT$	25,664

Lease expenses were included in operating expenses in the consolidated statements of operations and comprehensive (loss)/ income. The cash paid during the years ended December 31, 2022, 2023 and 2024 for amount included in the measurement of lease liabilities was NT$11,704, NT$11,651 and NT$11,486.

10. Borrowings

Interest expense related to borrowing was NT$2,521, NT$2,940 and NT$2,825 for the years ended December 31, 2022, 2023 and 2024, respectively. Borrowing as of December 31, 2023 and 2024 represented the following:

	As of December 31,
	2023		2024
Short-term borrowings	NT$	90,000	NT$	90,000

Long-term borrowings, current	NT$	7,316	NT$	13,118
Long-term borrowings, non-current		43,157		30,757
Subtotal of long-term borrowings	NT$	50,473	NT$	43,875

Total borrowings	NT$	140,473	NT$	133,875

As of December 31, 2023 and 2024, the short-term bank borrowings were collateralized loans from Chuang Hwa Bank, backed by time deposits held within the bank. The collateralized time deposit continued to be classified as restricted cash. The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2023
Chuang Hwa Bank	1.81%	November 13, 2023	November 13, 2024	NT$	82,000
E.Sun Bank	2.43%	October 28, 2023	April 28, 2024		8,000
Total				NT$	90,000

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2024
Chuang Hwa Bank	1.94%	November 13, 2024	November 13, 2025	NT$	82,000
E.Sun Bank	2.43%	October 30, 2024	March 31, 2025		8,000
Total				NT$	90,000

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

10. Borrowings (cont.)

The long-term bank borrowings were obtained from Chuang Hwa Bank. The credit borrowing was secured by the Credit Guarantee Fund for Small and Medium Enterprises and the guaranteed borrowing was guaranteed by the property and equipment of NT$23,739 and NT$22,263 as of December 31, 2023 and 2024, respectively (Note 6). The borrowing period and interest rate range represented the following:

Nature	Interest rate	Issuance Date	Maturity Date	As of December 31, 2023		As of December 31, 2024
Guaranteed borrowing	2.28%	December 05, 2022	December 05, 2027	NT$	12,640	NT$	9,480
Credit borrowing	2.0%~2.2%	October 18, 2023	October 18, 2028		37,833		34,395
Total				NT$	50,473	NT$	43,875

11. Other payables

	As of December 31,
	2023		2024
Accrued payroll and welfare	NT$	7,311	NT$	7,836
Accrued service fee		9,201		82,489
Accrued litigation liabilities (1)		-		22,639
Accrued loan interest		114		107
Payables on equipment		267		-
Total	NT$	16,893	NT$	109,227

(1)	Accrued litigation liabilities represents the liabilities payable related to litigations mentioned in Note 15.

12. Taxation

	For the years ended December 31,
	2022		2023		2024
Income tax expense	NT$	-	NT$	-	NT$	-
Deferred tax expense (benefit)		6,429		1,019		(771)
Total	NT$	6,429	NT$	1,019	NT$	(771)

The following is a reconciliation of the Company’s total income tax expense to the income/(loss) before income taxes for the years ended December 31,2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
Profit/(loss) before income tax provision	NT$	21,452	NT$	(62,010)	NT$	(152,717)
Income tax computed at statutory tax rate		2,613		(12,402)		(30,544)
Non-taxable income and non-deductible expenses		1,353		28		36
Temporary differences that unrecognized deferred tax assets		-		4,121		-
Tax loss that unrecognized deferred tax assets		2,463		9,272		-
Change in valuation allowance		-		-		22,905
Effect of income tax rate differences in jurisdictions other than Taiwan		-		-		6,832
Income taxes expenses/ (benefits)	NT$	6,429	NT$	1,019	NT$	(771)

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

12. Taxation (cont.)

Deferred tax assets, net

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2023		2024
Deferred tax assets, net
Inventory write-down	NT$	4,121	NT$	8,780
Net operating loss carried forward		21,175		31,214
Total deferred tax assets	NT$	25,296	NT$	39,994
Valuation allowance		(25,296)		(37,563)
Deferred tax assets, net of valuation allowance	NT$	-	NT$	2,430

Deferred tax liability:
Unrealized exchange benefit	NT$	(73)	NT$	(1,732)
Total deferred tax liability	NT$	(73)	NT$	(1,732)

Net deferred tax (liability) assets	NT$	(73)	NT$	698

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authority and compliance with certain provisions of the tax legislation of the place in which the Company operates.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its uncertain tax benefits position will materially change over the next twelve months.

13. Equity

(a) Ordinary shares and additional paid-in capital

On July 21, 2023, the Company entered into the several restructuring documents with certain TCO shareholders (“TCO Reorganization”). On February 5, 2024, the Company consummated the TCO Reorganization with TCO, and TCO become a subsidiary of the Company. The Company allotted 7,936,940 ordinary shares to initial TCO shareholders who participated in the TCO Reorganization. The transaction is accounted for as a recapitalization, TCO is determined as the predecessor and became the Company’s historical financial statements, with retrospective adjustments to give effect of the recapitalization.

On February 15, 2024, the Company completed the reverse recapitalization, all of the Ordinary Shares of the Company. that were issued and outstanding immediately prior to the reverse recapitalization were increase to an aggregate of 37,528,354 ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. The Company is also proposing to enter into a subscription agreement (the “Subscription Agreement”) with Gigatek Inc. (“the PIPE Investor”). Pursuant to this Subscription Agreement, the PIPE Investor will commit to purchase 100,000 ordinary ahares from the Company for an aggregate consideration of US$1,000,000 pursuant to the terms thereof immediately prior to or concurrently with the closing of the merger.

As of December 31, 2024, issued and outstanding ordinary shares of the Company were both 37,528,354.

(b) Statutory reserve

TCO and its subsidiaries in Taiwan are required to reserve 10% of their net profit after income tax, as determined in accordance with the Taiwan regulations. The profit arrived at must be set off against any accumulated losses sustained by the entities in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders.

(c) Non-controlling interests

In January 2024, as a result of the Reorganization of the Company (Note 1), the Company obtained 79.37% of the equity interests of TCO. The equity interests held by the original shareholders of TCO who did not participate the Reorganization are recognized as non-controlling interests as if the reorganization had been completed at the beginning of the earliest reporting period. Non-controlling interests were NT$58,358 and NT$27,026 as of December 31, 2023 and 2024.

SEMILUX INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(NT$ in thousands, except for share and per share data, or otherwise noted)

14. Net income (loss) per share

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022		2023		2024
Numerator:
Net income/(loss) attributable to ordinary shareholders	NT$	14,829	NT$	(50,026)	NT$	(120,614)
Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted		30,160,374		30,160,374		37,595,020
Basic and diluted net income/(loss) per share attributable to ordinary shareholders	NT$	0.49	NT$	(1.66)	NT$	(3.21)

15. Commitments and contingencies

Commitments

The Company leases land-use-right, building and transportation under operating leases. Future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year was included in Note 9.

Long-term debt obligations

The Company’s long-term debt obligations include long-term borrowings. The expected repayment schedule of the long-term borrowings have been disclosed in Note 10.

Capital commitment

On August 16, 2024, the Company entered into an agreement with Chaoguo Zhou, to acquire 2,386,119 shares of EZ Intelligent, with a consideration of NT$40,564. As of December 31, 2024, NT$15,300 was paid and 900,000 shares was acquired by the Company. As of December 31, 2024, the related capital commitment was as follows:

Year ended December 31,	Commitment
2025	NT$	25,264
Total	NT$	25,264

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Under a quotation received and confirmed by the Company, the Company sent a formal contract text to Pegatron Corporation (“Pegatron”) on December 11, 2024, to make an offer. However, Pegatron did not accept the offer, resulting in the failure to form a legally binding contract. Despite this, Pegatron filed a civil lawsuit with the Taichung District Court, claiming that the Company should pay a remuneration of NT$3,489,275. As of December 31, 2024, no payment had been made by the Company to Pegatron, as the Company argued that no contract was formed and Pegatron failed to complete the work or pass acceptance inspection. The first court session of this case was held on June 3, 2025, and the case is currently under further trial by the Taichung District Court. The liability related to this litigation was accrued.

The Company engaged Geneva Capital Pte. Ltd. (“Geneva Capital”) to provide opinions on listing in the United States through the SPAC model and had paid a remuneration of USD164,010 to Geneva Capital by the end of 2024. Geneva Capital filed a civil lawsuit with the Taichung District Court, demanding that the Company pay an additional service remuneration of US$420,000. The Company contends that Geneva Capital is not registered as a Broker-Dealer with the U.S. Securities and Exchange Commission (SEC) and has not obtained approval from Taiwan’s competent authorities to operate securities investment consulting business, making the consulting contract between the two parties invalid. As of the issuance date of this report, the case is under trial by the Taichung District Court. The liability related to this litigation was accrued. Based on the invalidity of the consulting contract with Geneva Capital and Geneva Capital’s failure to perform any contracted work, the Company claims that the USD164,010 remuneration already paid This counterclaim is currently being tried together with Geneva Capital’s claim by the Taichung District Court.

16. Subsequent Events

The Company has evaluated subsequent events through November 10, 2025, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.